TABLE OF CONTENTS

EXPLANATORY NOTES	3
Glossary	3
Trademarks	3
Currency	3
Market Data	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	4
CORPORATE STRUCTURE	7
Name, Address and Incorporation	7
Governance	7
Reorganization	7
GENERAL DEVELOPMENT OF THE BUSINESS	8
DESCRIPTION OF THE BUSINESS	14
Intercorporate Relationships	14
REPORTABLE SEGMENT SUMMARY TABLE	15
COMPETITION	15
CONCORDIA INTERNATIONAL	15
Overview	15
Products	16
Asset Impairments	16
Product Development and Production	17
Sales and Distribution	18
Key Markets, Growth and Marketing Strategy	18
United Kingdom	18
Intellectual Property Matters	19
Regulatory Matters	19
Launch of New Products	20
CONCORDIA NORTH AMERICA	20
Overview	20
Products	20
Asset Impairments	21
Product Development and Production	21
Sales and Distributions	22
Key Markets, Growth and Marketing Strategy	22
Intellectual Property Matters	24
Regulatory Matters	24
ORPHAN DRUGS	25
Overview	25
Market Overview	25
PDT with Photofrin®	26
Existing Indications	26
Other Developments	26

DESCRIPTION OF CAPITAL STRUCTURE	27
Common Shares	27
Stock Option Plan	27
Long Term Incentive Plan	28
DIVIDEND POLICY	31
RATINGS	31
S&P	33
Moody’s	33
MARKET FOR SECURITIES	34
Trading Price and Volume	34
Prior Sales	34
DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION	37
Directors and Executive Officers, Positions and Security Holdings	37
Shareholdings of Directors and Executive Officers	38
Biographies	38
Corporate Cease Trade Orders or Bankruptcies	40
Penalties or Sanctions	40
Individual Bankruptcies	40
Conflicts of Interest	40
LEGAL PROCEEDINGS AND REGULATORY MATTERS	40
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	42
PROMOTER	42
AUDIT COMMITTEE	42
Reliance on Certain Exemptions	42
Audit Committee Oversight	43
Pre-Approval Policies and Procedures	43
External Auditor Service Fees	43
MATERIAL CONTRACTS	43
INTEREST OF EXPERTS	45
TRANSFER AGENT AND REGISTRAR	45
RISK FACTORS	45
Risk Factors Related to the Business	45
Risk Factors Related to the Common Shares	71
ADDITIONAL INFORMATION	75

APPENDIX “A” - GLOSSARY OF TERMS
APPENDIX “B” - INTERCORPORATE RELATIONSHIPS
APPENDIX “C” - AUDIT COMMITTEE CHARTER

EXPLANATORY NOTES
Unless otherwise stated, the information in this Annual Information Form is stated as of December 31, 2016, and all references to the Corporation’s fiscal year are to the year ended December 31, 2016. In this Annual Information Form, the Corporation, its subsidiaries and operating segments (including, but not limited to, Concordia International, Concordia North America and Orphan Drugs) are collectively referred to as the “Corporation” or “Concordia”, unless the context otherwise requires.

Information contained on, or otherwise accessed through, the website of the Corporation, www.concordiarx.com, or any of its subsidiaries’ websites (including, but not limited to, www.amcolimited.com) shall not be deemed to be a part of this Annual Information Form and such information is not incorporated by reference herein and should not be relied upon by readers for the purpose of determining whether to invest in the Common Shares (as defined herein) or any other securities of the Corporation.

Unless otherwise indicated, all charts, graphs, tables and figures are prepared by the Corporation’s management.
Glossary
Attached as Appendix “A” to this Annual Information Form is a comprehensive glossary of terms. Capitalized terms not otherwise defined in the body of this Annual Information Form shall have the meanings ascribed to such terms in the glossary.
Trademarks
This Annual Information Form includes trademarks that are protected under applicable intellectual property laws and are the property of the Corporation or its affiliates or licensors. Solely for convenience, the trademarks of the Corporation or its affiliates and/or licensors referred to in this Annual Information Form may appear with or without the ® or ™ symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Corporation or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this Annual Information Form are the property of their respective owners.
Currency
All references to “$” or “USD” in this Annual Information Form refer to United States dollars, unless otherwise indicated. All references to “C$” in this Annual Information Form refer to Canadian dollars. All references to “£” or “GBP” in this Annual Information Form refer to the UK pound sterling. All references to “€” in this Annual Information Form refer to the EU euro.
Market Data
This Annual Information Form contains certain statistical data, market research and industry forecasts that were obtained, unless otherwise indicated, from independent industry and government publications and reports or are based on estimates derived from such publications and reports and management’s knowledge of, and experience in, the markets in which the Corporation operates. Industry and government publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While the Corporation believes this data to be reliable, market and industry data is subject to variation and cannot be verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. The Corporation has not independently verified the accuracy or completeness of such information contained herein. In addition, projections, assumptions and estimates of the Corporation’s future performance and the future performance of the industry in which the Corporation operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors” in this Annual Information Form.

~~~

Concordia International Corp.	3	2016 Annual Information Form

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
Certain statements contained in this Annual Information Form constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”), which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Corporation’s management. Statements concerning the Corporation’s objectives, goals, strategies, intentions, plans, beliefs, assumptions, projections, predictions, expectations and estimates, and the business, operations, future financial performance and condition of the Corporation are forward-looking statements. This Annual Information Form uses words such as “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would”, “could”, “plan”, “create”, “designed”, “predict”, “project”, “seek”, “ongoing”, “increase”, “upside” and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of the Corporation’s management based on information currently available to them, and are based on assumptions and subject to risks and uncertainties. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this Annual Information Form may contain forward-looking statements attributed to third-party industry sources.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other characterizations of future events or circumstances that constitute forward-looking statements will not occur. Such forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•
the ability of the Corporation to compete against companies that are larger and have greater financial, technical and human resources than that of the Corporation, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by competitors;

•	the performance of the Corporation’s business and operations;

•	the Corporation’s capital expenditure programs;

•	the future development of the Corporation, its growth strategy and the timing thereof;

•	the acquisition strategy of the Corporation;

•	the Corporation’s ability to achieve all of the estimated synergies from its acquisitions as a result of cost reductions and/or integration initiatives;

•	the estimated future contractual obligations of the Corporation;

•	the Corporation’s future liquidity and financial capacity;

•	the Corporation’s ability to satisfy its financial obligations in future periods;

•	the supply and market changes in demand for pharmaceutical products within the Corporation’s portfolio of pharmaceutical products;

•	cost and reimbursement of the Corporation’s products;

•	expectations regarding the Corporation’s ability to raise capital;

•
the availability and extent to which the Corporation’s products are reimbursed by government authorities and other third party payors, as well as the impact of obtaining or maintaining such reimbursement on the price of the Corporation’s products;

•	changes in regulatory rules or practices in the U.S., UK or in other jurisdictions in which the Corporation sells products;

•
the inclusion of the Corporation’s products on formularies or the Corporation’s ability to achieve favourable formulary status, as well as the impact on the price of the Corporation’s products in connection therewith; and

•	the acquisition, in-licensing and/or launch of new products including, but not limited to, the acceptance and demand for new pharmaceutical products, and the impact of competitive products and prices.

With respect to the forward-looking statements contained in this Annual Information Form, the Corporation has made assumptions regarding, among other factors:

Concordia International Corp.	4	2016 Annual Information Form

•	the ability of the Corporation to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	the successful licensing of products to third parties or to the Corporation, as applicable, to market and distribute such products on terms favourable to the Corporation;

•	the ability of the Corporation to maintain key partnerships, and licensing and partnering arrangements, now and in the future;

•	the ability of the Corporation to maintain its distribution networks and distribute its products effectively despite significant geographical expansion;

•	the general regulatory environment in which the Corporation operates, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	the tax treatment of the Corporation and its subsidiaries and the materiality of legal proceedings;

•	the timely receipt of any required regulatory approvals;

•	the general economic, financial, market and political conditions impacting the industry and countries in which the Corporation operates;

•	the ability of the Corporation to sustain or increase profitability, fund its operations with existing capital, and/or raise additional capital to fund its operations or future acquisitions;

•	the ability of the Corporation to meet its financial forecasts and projections over the next twelve months and beyond;

•	the ability of the Corporation to acquire or in-license any necessary technology, products or businesses and effectively integrate such acquisitions or such in-licensed technology or products;

•	the development and clinical testing of products under development;

•
the ability of the Corporation to obtain necessary approvals for commercialization of the Corporation’s products from the FDA, the UK Medicines and Healthcare products Regulatory Agency, the EMA or other regulatory authorities;

•	future currency exchange and interest rates;

•	reliance on third party contract manufacturers to manufacture the Corporation’s products on favourable terms;

•
the ability of the Corporation to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

•	potential competition to the Corporation’s pharmaceutical products;

•	the availability of raw materials and finished products necessary for the Corporation’s products;

•	the impact of increasing competition;

•	the impact of the entry of competitive products, including the timing of the entry of such products in the market place;

•	the ability of the Corporation to obtain and retain qualified staff, equipment and services in a timely and efficient manner;

•	the ability of the Corporation to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	the ability of the Corporation to conduct operations in a safe, efficient and effective manner;

•	the results of continuing and future safety and efficacy studies by industry and government agencies related to the Corporation’s products;

•	the ability of the Corporation to retain members of the senior management team, including but not limited to, the officers of the Corporation;

•	the ability of the Corporation to successfully market its products and services; and

•
the impact of the UK referendum through which voters supported a proposal to withdraw from the EU. A significant portion of the Corporation’s business is in the UK pharmaceutical industry and a significant portion of the Corporation’s contract manufacturers are located in mainland Europe. The UK’s exit from the EU could result in a number of developments, including, without limitation, regulatory changes in the pharmaceutical industry, cross border tariff and cost structure changes or loss of access to EU global trade markets. Therefore, the UK’s exit from the EU could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, the UK’s exit from the EU may result in a period of uncertainty while the terms of such exit are being negotiated.

Forward-looking statements contained in this Annual Information Form are based on the key assumptions described herein. Readers are cautioned that such assumptions, although considered reasonable by the Corporation, may prove

Concordia International Corp.	5	2016 Annual Information Form

to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this Annual Information Form as a result of numerous known and unknown risks and uncertainties and other factors. The Corporation cannot guarantee future results.

Risks related to forward-looking statements include those risks referenced herein and in the Corporation’s other filings with the Canadian Securities Regulators and the U.S. Securities and Exchange Commission. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Annual Information Form include, but are not limited to, the risk factors described above and included under the heading “Risk Factors” in this Annual Information Form.

Forward-looking statements contained in this Annual Information Form are based on the Corporation’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management has included the summary of assumptions and risks related to forward-looking statements included in this Annual Information Form for the purpose of assisting the reader in understanding management’s current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Corporation nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.

Such forward-looking statements are made as of the date of this Annual Information Form and the Corporation disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

All of the forward-looking statements made in this Annual Information Form are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation.

Actual results, performance or achievements could differ materially from those expressed in, or implied by, any forward-looking statement in this Annual Information Form, and, accordingly, investors should not place undue reliance on any such forward-looking statement. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for the Corporation’s management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of the Corporation or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement contained in this Annual Information Form.

Refer to the “General Development of the Business – Assessment of Liquidity and Management Plan” section of this Annual Information Form for a further discussion on the Corporation’s liquidity.

~~~

Concordia International Corp.	6	2016 Annual Information Form

CORPORATE STRUCTURE
Name, Address and Incorporation
Concordia International Corp. (f/k/a Concordia Healthcare Corp.) was incorporated pursuant to the provisions of the OBCA on January 20, 2010, under the name “Mercari Acquisition Corp.”. The Corporation completed its initial public offering on May 6, 2010, and was listed on the TSX-V as a capital pool company and subsequently on the NEX. On December 18, 2013, and prior to the completion of the Qualifying Transaction (as defined below), the Corporation changed its name to “Concordia Healthcare Corp.” and completed a consolidation of its share capital on a basis of one post-consolidation Common Share for every 48.08 common shares existing immediately before the consolidation. The Corporation completed its qualifying transaction pursuant to the policies of the TSX-V by way of a reverse takeover of the Corporation by the shareholders of Concordia Private Co. on December 20, 2013 (the “Qualifying Transaction”). The Common Shares were delisted from the NEX and relisted for trading on the TSX under the symbol “CXR” on December 24, 2013. On June 29, 2015, the Common Shares commenced trading on the NASDAQ under the symbol “CXRX”. The Corporation was included in the NASDAQ Biotechnology Index® (NASDAQ: NBI) from December 15, 2015 to December 19, 2016. On January 1, 2016, by way of a short-form vertical amalgamation, Concordia Private Co. amalgamated with the Corporation. The name of the amalgamated entity remained “Concordia Healthcare Corp.” until June 27, 2016, when the Corporation changed its name to “Concordia International Corp.” to better reflect the global nature of the Corporation’s operations.
The registered and head office of the Corporation is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9. The Corporation’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario M56 2T6. The Corporation operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of various international office locations with key offices located in Bridgetown, Barbados; London, England and Mumbai, India. The Corporation leases all of its offices.
Governance
Advance Notice By-Law – On October 14, 2015, the Corporation announced that it had adopted an advance notice by-law (the “By-law”), similar to the advance notice by-laws adopted by many other Canadian public companies. Among other things, the By-law fixes deadlines by which shareholders must submit a notice of directors’ nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected, and sets forth the information that a shareholder must include in the notice. The By-law will help ensure that all shareholders receive adequate notice of the nominations to be considered at a meeting so they may thereby exercise their voting rights in an informed manner.
Governance Agreement - In connection with the AMCo Acquisition, Cinven received, as part of the purchase price for AMCo, 7,233,338 Common Shares representing approximately 14.23% of the outstanding Common Shares at the closing of the AMCo Acquisition. As a result, Cinven agreed to enter into a governance agreement with the Corporation on October 21, 2015 (the “Governance Agreement”). The Governance Agreement will terminate on the earlier of (i) the date upon which Cinven and its controlled affiliates no longer beneficially own at least 1% of the then outstanding Common Shares, and (ii) the date upon which any person completes any business combination or reorganization transaction where the shareholders of the Corporation immediately prior to the completion of such transaction hold less than 50% of the equity securities in the capital of the entity resulting upon the completion of such transaction. Pursuant to the terms and provisions of the Governance Agreement, Cinven has agreed to certain lock-up, standstill and transfer restrictions.
Registration Rights Agreement - In connection with the AMCo Acquisition, Cinven (together with certain other persons) entered into a registration rights agreement with the Corporation on October 21, 2015 (the “Registration Rights Agreement”). Pursuant to the terms and provisions of the Registration Rights Agreement, the Corporation agreed to provide Cinven (and certain other persons) with a number of rights in respect of the Common Shares acquired by Cinven in connection with the AMCo Acquisition, including certain piggy-back rights, shelf registration rights and demand registration rights.
Reorganization
In the ordinary course of business, the Corporation reviews its corporate structure and operations and where appropriate may undertake a reorganization. On December 16, 2016, the Corporation completed a legal entity rationalization, the purpose of which was to (i) identify and eliminate redundant legal entities, (ii) identify and eliminate certain intercompany balances, and (iii) streamline various operational aspects of the combined business and entities. In connection with this legal entity rationalization, AMCo was liquidated and all if its assets were acquired and liabilities were assumed by its parent company, Concordia Investments (Jersey) Limited. The Corporation may undertake similar transactions during the calendar year 2017.

Concordia International Corp.	7	2016 Annual Information Form

GENERAL DEVELOPMENT OF THE BUSINESS
ACQUSITIONS
The Corporation completed the following significant acquisitions during the past three years:

•
AMCo. On October 21, 2015 (the “AMCo Acquisition Closing Date”), pursuant to the terms of a share purchase agreement dated September 4, 2015, as amended (the “AMCo SPA”) the Corporation, through a wholly owned subsidiary, completed the acquisition (the “AMCo Acquisition”) of 100% of the outstanding shares of AMCo from Cinven and certain other sellers (collectively, the “AMCo Vendors”). The AMCo Acquisition provided the Corporation with a diversified portfolio of 190 off-patent products (for the purposes of this Annual Information Form, “products” also means “molecules”), as well as entry into new therapeutic areas such as endocrinology, neurology, ophthalmology and urology. The Corporation, through its wholly-owned subsidiary, acquired AMCo for cash consideration of approximately £800 million ($1.24 billion as at the AMCo Acquisition Closing Date), 8.49 million Common Shares ($230.8 million as at the AMCo Acquisition Closing Date) and daily interest of £272,801 that accrued from June 30, 2015 to October 21, 2015 ($47.7 million as at the AMCo Acquisition Closing Date). In addition, on December 19, 2016 and February 1, 2017, the Corporation paid the AMCo Vendors £72 million and £73.5 million (which included interest of approximately £1.5 million), in connection with the earn-out that was payable to the AMCo Vendors pursuant to the terms of the AMCo SPA. As part of the purchase commitment the Corporation was required to repay on the AMCo Acquisition Closing Date AMCo’s existing senior secured facilities in the respective principal amounts of approximately £582 million and €440 million plus accrued interest thereon and the termination value of related interest rate and cross-currency swaps ($1.4 billion as at the AMCo Acquisition Closing Date). The Corporation has included the AMCo group of companies into its Concordia International operating segment, and on June 29, 2016, AMCo’s name was changed to Concordia International (Jersey) Limited. See “General Description of the Business - Concordia International”.

•
Covis Portfolio. On April 21, 2015, pursuant to the terms of an asset purchase agreement dated March 9, 2015 (the “Covis APA”), by and among the Corporation, CPI, and Covis Pharma S.à.r.l., Covis Injectables S.à.r.l. (together, “Covis”) and Covis Pharma Holdings S.à.r.l., the Corporation, through its subsidiary CPI, completed the acquisition of substantially all of the commercial assets of Covis for $1.2 billion in cash (the “Covis Acquisition”). The drug portfolio acquired from Covis (the “Covis Portfolio”) consisted of branded products and authorized generic contracts, which address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets. On October 5, 2015, the Corporation sold the injectable products acquired from Covis Injectables S.à.r.l., being Fortaz®, Zantac® and Zinacef®, for $10 million and $1 million for purchased inventory. The Corporation has integrated the remainder of the Covis Portfolio into the Concordia North America operating segment. See “General Description of the Business - Concordia North America”.

•
Zonegran®. Pursuant to the terms of an asset purchase agreement dated September 3, 2014, by and between CPI and Eisai (the “Zonegran Purchase Agreement”), on September 30, 2014, CPI acquired certain rights to market Zonegran® in the United States from Eisai for $90 million in cash, plus approximately $1.4 million for purchased inventory. Zonegran is an antiepileptic drug originally created by Dainippon Pharmaceutical Co., Ltd., (currently Dainippon Sumitomo Pharma Co., Ltd.). Zonegran® was first approved by the FDA in March 2000 as an adjunctive therapy in the treatment of partial seizures in adults with epilepsy. In connection with the closing of the acquisition, the Corporation provided a guarantee in favour of Eisai in respect of the punctual payment, performance and discharge of CPI’s payment and indemnification obligations under the Zonegran Purchase Agreement and the ancillary agreements entered into in connection therewith. The Corporation paid for the acquisition of certain rights to market Zonegran® in the United States through debt financing. Zonegran® is distributed through the Concordia North America operating segment. See “General Description of the Business – Concordia North America” in this Annual Information Form.

•
Donnatal®. Pursuant to the terms of an asset purchase agreement dated March 19, 2014, between CPI, Concordia and PBM Pharmaceuticals, Inc. (the “Donnatal Purchase Agreement”), on May 15, 2014, CPI completed the acquisition of Donnatal®, an adjunctive therapy in the treatment of irritable bowel syndrome and acute enterocolitis. CPI acquired Donnatal® for $200 million in cash and the issuance of an aggregate of 4,605,833 Common Shares, representing approximately 16.17% of the Corporation’s outstanding Common Shares on a non-diluted basis (approximately 14.96% on a fully-diluted basis) after giving effect to the acquisition, as of the acquisition date. The Corporation paid for the cash component of the acquisition through a combination of available cash and debt financing. Donnatal® is distributed through the Concordia North America operating segment. See “General Description of the Business – Concordia North America” in this Annual Information Form.

Concordia International Corp.	8	2016 Annual Information Form

EQUITY TRANSACTIONS

The Corporation completed the following equity transactions during the past three years:

•
On September 30, 2015, in connection with the AMCo Acquisition, the Corporation closed a short-form prospectus offering of 8,000,000 Common Shares for aggregate gross proceeds of $520 million (the “AMCo Equity Offering”). The AMCo Equity Offering was completed at a price per Common Share of $65.00 pursuant to an underwriting agreement (the “AMCO Underwriting Agreement”) by and among the Corporation and the AMCo Equity Underwriters. The AMCo Equity Underwriters received, as consideration for their services, a commission equal to 3.75% of the aggregate gross proceeds payable to the Corporation in respect of the AMCo Equity Offering. The net proceeds of the AMCo Equity Offering were used to fund in part the purchase price and costs related to the AMCo Acquisition.

•
On April 8, 2015, the Corporation closed a short form prospectus offering, on a “bought deal” basis, of 4,329,428 subscription receipts (the “Covis Subscription Receipts”) of the Corporation, which included the exercise by the Covis Equity Underwriters of an over-allotment option of 15%, for aggregate gross proceeds of approximately C$368 million (the “Covis Equity Offering”). The Covis Equity Offering was completed at a price per Covis Subscription Receipt of C$85.00. Pursuant to the terms and provisions of (i) a subscription receipt agreement by and among the Corporation, RBC Dominion Securities Inc. and Equity Financial Trust Company (as subscription receipt agent) (the “Covis Subscription Receipt Agreement”), and (ii) an underwriting agreement (the “Covis Underwriting Agreement”) by and among the Corporation and the Covis Equity Underwriters, each holder of Covis Subscription Receipts automatically received, without payment of additional consideration or further action, one Common Share in exchange for each Covis Subscription Receipt held. The Covis Equity Underwriters received, as consideration for their services, a commission equal to 4% of the aggregate gross proceeds payable to the Corporation in respect of the Covis Equity Offering. The net proceeds of the Covis Equity Offering were used to partially fund: (i) the purchase price for the Covis Acquisition; and (ii) fees and expenses incurred in connection with the Covis Acquisition.

•
On March 11, 2014, and pursuant to the 2014 Underwriting Agreement, the Corporation closed a short form prospectus offering, on a “bought deal” basis, of 5,750,000 Common Shares for aggregate gross proceeds of approximately C$67.5 million (the “2014 Offering”). The 2014 Offering was completed at a price per Common Share of C$11.75 by the 2014 Underwriters. The 2014 Underwriters received, as consideration for their services, a commission equal to 6% of the aggregate gross proceeds payable to the Corporation in respect of the 2014 Offering. Net proceeds to the Corporation after deduction of the 2014 Underwriters’ fees were approximately C$63.5 million.

~~~

Concordia International Corp.	9	2016 Annual Information Form

FUNDING ARRANGEMENTS

The Corporation completed the following material funding arrangements during the past three years:

•
On April 21, 2016, the Corporation announced that it had formed a special committee of independent members of the Board to consider various strategic alternatives potentially available to the Corporation (the “2016 Strategic Review”). On October 13, 2016, the Corporation closed a private offering of $350 million of 9% Senior Secured First Lien Notes due 2022 (the “2016 Notes”) issued pursuant to a note indenture dated October 13, 2016 (the “2016 Note Indenture”) between the Corporation, certain of its subsidiaries and U.S. Bank National Association, as trustee and collateral agent. This offering marked the formal conclusion of the 2016 Strategic Review. Pursuant to the terms and provisions of a note purchase agreement dated October 6, 2016 by and among the Corporation, certain of its subsidiaries and the 2016 Note Purchase Underwriters, (the “2016 Note Purchase Agreement”), the 2016 Notes were priced at 100% of their face amount and bear interest at a rate of 9%, payable on April 1 and October 1 of each year, beginning on April 1, 2017 and will mature on April 1, 2022. Prior to October 1, 2019, the Corporation may redeem up to 35% of the 2016 Notes with the net proceeds of certain equity offerings at a premium plus accrued and unpaid interest to the date of redemption. Prior to October 1, 2019, the Corporation may also redeem the 2016 Notes in whole or in part upon payment of a make-whole premium plus accrued and unpaid interest to the date of redemption. On and after October 1, 2019, the Corporation may redeem the 2016 Notes in whole or in part at certain specified redemption prices. If certain assets are sold or in the event of a change of control, the Corporation may be required to repurchase some or all of the 2016 Notes. The 2016 Notes are guaranteed, jointly and severally, on a senior secured basis by certain of the Corporation’s existing and future direct and indirect subsidiaries (the “2016 Note Guarantors”). The 2016 Notes and the guarantees are secured, subject to permitted liens, by the same first priority liens that secure the 2016 Note Guarantors’ obligations under the Existing Credit Agreement, and rank senior in right of payment to all of the Corporation’s subordinated indebtedness, as well as the subordinated indebtedness of the 2016 Note Guarantors, and equal in right of payment with all of the Corporation’s and the 2016 Note Guarantors’ existing and future senior indebtedness, including indebtedness under the Existing Credit Agreement. The 2016 Notes and the guarantees are effectively pari passu with the Corporation’s and the 2016 Note Guarantors’ existing and future indebtedness secured by a first priority lien on the collateral, including the Existing Credit Agreement, and senior to all of the Corporation’s and the 2016 Note Guarantors’ existing and future unsecured indebtedness and secured indebtedness that is not secured by a lien on the collateral securing the 2016 Notes or that is secured by junior liens, in each case to the extent of the value of the collateral securing the 2016 Notes. The 2016 Notes and guarantees also are structurally subordinated to all existing and future obligations, including indebtedness and trade payables, of any of the Corporation’s subsidiaries that do not guarantee the 2016 Notes. On November 3, 2016, the Corporation entered into a cross-currency swap agreement in order to reduce the Corporation’s exposure to exchange rate fluctuations between GBP and the USD. The pay fixed GBP / receive fixed USD cross-currency swap has a principal amount of $350 million and was entered into to convert the Corporation’s USD debt obligation associated with the 2016 Notes into a GBP obligation in the amount of approximately GBP 287 million, excluding interest. The maturity date of this cross-currency swap agreement is April 1, 2022.

•
On August 17, 2016, the Corporation entered into a cross-currency swap agreement in order to reduce the Corporation’s exposure to exchange rate fluctuations between GBP and USD on certain repayments of its long-term debt agreements. The pay fixed GBP / receive fixed USD cross-currency swap has a principal amount of $382 million and converts this amount of the Corporation’s USD debt obligations into a GBP obligation in the amount of approximately GBP 297 million, excluding interest. The maturity date of this cross-currency swap agreement is April 15, 2023.

•
On October 21, 2015, concurrent with the closing of the AMCo Acquisition, the Corporation entered into a credit agreement (the “Existing Credit Agreement”), by and among the Corporation, certain of the Corporation’s subsidiaries, and the AMCo Lenders. Pursuant to the terms of the Existing Credit Agreement, the AMCo Lenders agreed to provide secured term loans in the aggregate amounts of $1.1 billion in one tranche (the “AMCo USD Term Loan”) and £500 million in a separate tranche (the “AMCo GBP Term Loan” and together with the AMCo USD Term Loan, the “AMCo Term Loans”) and made available to the Corporation a secured revolving loan in the aggregate outstanding principal amount of up to $200 million, subject to

Concordia International Corp.	10	2016 Annual Information Form

compliance with certain covenants under the Existing Credit Agreement. The Corporation currently has available up to $60 million in the secured revolving loan before it would be subject to financial maintenance covenants. All obligations of the Corporation under the Existing Credit Agreement are guaranteed by all material subsidiaries of the Corporation and secured by first priority security interests in the assets of the Corporation and the assets of, and equity interests in, its material subsidiaries. The AMCo Term Loans mature on October 21, 2021, have variable interest rates and require fixed payments over the term to maturity as well as mandatory repayments based on excess cash flow generated by the Corporation, calculated annually. Interest rates on the AMCo Term Loans are calculated based on LIBOR plus applicable margins, with a LIBOR floor of 1%. The proceeds of the Existing Credit Agreement and the AMCo Term Loans were used to pay a portion of the purchase price of, and costs related to, the AMCo Acquisition. In addition, a portion of the proceeds from the Existing Credit Agreement and the AMCo Term Loans were used to refinance certain of the Corporation’s debt and certain debt held by AMCo as at the AMCo Acquisition Closing Date.

•
On October 21, 2015, concurrent with the closing of the AMCo Acquisition, the Corporation entered into two bridge loan agreements (the “Bridge Loan Agreements”), by and among the Corporation, certain of the Corporation’s subsidiaries, and certain lenders. Pursuant to the terms of the Bridge Loan Agreements, certain lenders agreed to provide: (i) a senior unsecured equity bridge term loan facility in an aggregate principal amount of $135 million (the “Extended Bridge Loans”); and (ii) a senior unsecured equity bridge term loan facility in an aggregate principal amount of $45 million (the “Equity Bridge Loans” and together with the Extended Bridge Loans, the “Bridge Facilities”). All obligations of the Corporation under the Bridge Facilities, subject to certain customary exceptions, are guaranteed by all material subsidiaries of the Corporation. The Extended Bridge Loans carry a maturity of seven years and an interest rate of 9.5% for two years from the date of issuance. If the Extended Bridge Loans are not paid off by the Corporation within two years from the date of issuance, then the interest rate will increase to 11.5% and the AMCo lenders who hold such Extended Bridge Loans will have the right to convert the Extended Bridge Loans into a five-year bond with an interest rate of 11.5%. The Equity Bridge Loans carry a maturity of two years from the date of issuance and an interest rate of 9.5%. On December 18, 2015, the Corporation repaid $11.25 million of the Equity Bridge Loans and $33.75 million of the Extended Bridge Loans. The proceeds of the Bridge Facilities were used to pay a portion of the purchase price of, and costs related to, the AMCo Acquisition.

•
On October 21, 2015, concurrent with the closing of the AMCo Acquisition, the Corporation closed a private offering of $790 million in aggregate principal amount of 9.5% senior notes due 2022 (the “AMCo Notes”) issued pursuant to a note indenture (the “AMCo Note Indenture”) between the Corporation, certain of its subsidiaries and U.S. Bank National Association, as trustee. Pursuant to the terms and provisions of a note purchase agreement (the “AMCo Note Purchase Agreement”) by and among the Corporation and the AMCo Note Purchase Underwriters, the AMCo Notes bear interest at a rate of 9.5%, which will be paid on June 15 and December 15 of each year, beginning on June 15, 2016 and will mature on October 21, 2022. Prior to December 15, 2018 the Corporation may redeem up to 35% of the AMCo Notes with the net proceeds of certain equity offerings at a premium plus accrued and unpaid interest to the date of redemption. Prior to December 15, 2018, the Corporation may also redeem the AMCo Notes in whole or in part upon payment of a make-whole premium plus accrued and unpaid interest to the date of redemption. On and after December 15, 2018, the Corporation may redeem the AMCo Notes in whole or in part at certain specified redemption prices. If certain assets are sold or in the event of a change of control, the Corporation may be required to repurchase some or all of the AMCo Notes. The AMCo Notes are guaranteed, jointly and severally, on a senior unsecured basis by certain existing and future direct and indirect subsidiaries of the Corporation (the “AMCo Guarantors”). The AMCo Notes and the guarantees rank senior in right of payment to all of the Corporation’s subordinated indebtedness, as well as the subordinated indebtedness of the AMCo Guarantors, and equal in right of payment with all of the Corporation’s and the AMCo Guarantors’ existing and future senior indebtedness, including indebtedness under the AMCo Term Loans. The AMCo Notes effectively are subordinated to all of the Corporation’s existing and future secured indebtedness, as well as the secured indebtedness of the AMCo Guarantors, to the extent of the value of the assets securing such indebtedness. The AMCo Notes and guarantees also are structurally subordinated to all existing and future obligations, including indebtedness and trade payables, of any of Corporation’s subsidiaries that do not guarantee the AMCo Notes. The proceeds of the AMCo Notes were used to pay a portion of the purchase price of, and costs related to, the AMCo Acquisition.

Concordia International Corp.	11	2016 Annual Information Form

•
On April 21, 2015, in connection with the Covis Acquisition, the Corporation closed a private offering of $735 million of 7% Senior Notes due 2023 (the “Covis Notes”) issued pursuant to a note indenture (the “Covis Note Indenture”) between the Corporation, certain of its subsidiaries and U.S. Bank National Association, as trustee. Pursuant to the terms and provisions of a note purchase agreement dated April 13, 2015 by and among the Corporation, certain of its subsidiaries and the Covis Note Purchase Underwriters, (the “Covis Note Purchase Agreement”), the Covis Notes were priced at an issue price of 100% of their face amount to yield 7%. Interest on the Covis Notes is payable semi-annually on April 15th and October 15th of each year. The Corporation is not required to make mandatory redemption or sinking fund payments with respect to the Covis Notes. The net proceeds of the offering of the Covis Notes were used to partially fund: (i) the purchase price for the Covis Acquisition; and (ii) the fees and expenses incurred in connection with the Covis Acquisition.

•
On April 21, 2015, concurrent with the closing of the Covis Acquisition, the Corporation entered into a credit agreement (the “Covis Credit Agreement”), by and among the Corporation, certain of the Corporation’s subsidiaries and the Covis Lenders. Pursuant to the terms of the Covis Credit Agreement, the Covis Lenders agreed to provide senior secured credit facilities in an aggregate principal amount of up to $700 million comprising: (i) a senior secured revolving credit facility (the “Covis Revolving Facility”) in an aggregate principal amount of up to $125 million; and (ii) a senior secured term loan facility (the “Covis Term Facility”) in an aggregate principal amount of $575 million (together, the “Covis Bank Facilities”). The funds made available to the Corporation under the Covis Term Facility were used to partially fund (i) the purchase price for the Covis Acquisition; (ii) the fees and expenses incurred in connection with the Covis Acquisition; and (iii) the repayment and retirement of the Corporation’s outstanding debt issued pursuant to the terms and provisions of the GE Amended Credit Agreement. The Corporation did not draw on the Covis Revolving Facility. Concurrent with the closing of the AMCo Acquisition (as described above), the Corporation repaid, in full, the outstanding principal balance of the Covis Term Facility of $573.6 million and the related financings and all security interests in the assets of the Corporation and the assets of its material subsidiaries were discharged and released.

•
On May 15, 2014, concurrent with CPI’s acquisition of Donnatal®, the Corporation entered into a secured credit facility having a principal amount of up to $195 million, consisting of a $170 million term loan and a $25 million operating line (the “May 2014 Credit Facility”) with General Electric Capital Corporation, Healthcare Financial Services and a syndicate of lenders. The May 2014 Credit Facility was amended and restated by the GE Amended Credit Agreement (defined below). On September 30, 2014, concurrent with CPI’s acquisition of certain rights to market Zonegran® in the United States, General Electric Capital Corporation, Healthcare Financial Services and a syndicate of lenders provided an incremental senior secured credit facility of up to $95 million by way of an amended and restated credit agreement dated September 30, 2014 (the “GE Amended Credit Agreement”) to the May 2014 Credit Facility. On April 21, 2015, the Corporation repaid, in full, the outstanding principal balance of the GE Amended Credit Agreement.

~~~

ASSESSMENT OF LIQUIDITY AND MANAGEMENT PLAN
The Corporation manages its capital structure to fund its ongoing operations and service its obligations which the Corporation manages through a process of budgeting and forecasting cash flows. The Corporation defines capital mainly as shareholders’ equity and long-term debt. In addition to the cash flows generated by operations, the Corporation relies on existing cash resources, debt and equity financing to operate its business.
As of December 31, 2016, the Corporation’s liquidity was substantially comprised of $398 million of cash and cash equivalents and $60 million under an undrawn revolving credit facility.
Since inception, the Corporation has expanded significantly through acquisitions to become an international pharmaceutical company with a large portfolio of products in the North American, the United Kingdom and other international markets with a total of approximately $3.7 billion of long-term debt. The Corporation’s long-term debt arrangements are not currently subject to financial maintenance covenants. The Corporation currently has up to $60 million available to it in a revolving credit facility before it is subject to financial maintenance covenants. Principal payments of approximately $34 million are due in October 2017 on the maturity of the Equity Bridge Loans and a total of approximately $43 million of mandatory term

Concordia International Corp.	12	2016 Annual Information Form

loan facilities payments are due in 2017 through the required quarterly principal payments. No other principal payments are required through to maturity on any of the Extended Bridge Loans, the Covis Notes, the AMCo Notes or the 2016 Notes. The long-term debt arrangements reach maturity during the period commencing October 21, 2021 for the AMCo Term Loans through to April 21, 2023 for the Extended Bridge Loans, the Covis Notes, the AMCo Notes and the 2016 Notes.
In October 2016, the Corporation determined it was important to improve its liquidity position to provide more capital to support its business and to increase its cash reserves. Accordingly, the Corporation issued $350 million of 2016 Notes on October 13, 2016. These cash resources provided the Corporation with additional liquidity as it deals with some of the challenges posed by the decline in its operating performance, high leverage and foreign exchange risks in addition to the business environment challenges facing the Corporation in both the North American and international markets. Funds from ongoing operations, cash-on-hand and a portion of the proceeds from the 2016 Notes offering were used to fund cash earn-out payments of approximately $206.5 million (£144 million) to the AMCo Vendors, whereby one half of the earn-out was settled in December 2016 and the other half was paid in February 2017 along with accrued interest.
Given the declining performance of the Concordia North America segment and related product impairments, which contributed to the net loss from operations in the year ended December 31, 2016, the Corporation now has significantly greater reliance on the Concordia International segment's cash flows to fund its long-term debt interest and principal payments, which exposes the Corporation to significant currency risk. The majority of the Corporation’s long-term debt of approximately $3.7 billion is denominated in USD other than the AMCo GBP Term Loan, which as at December 31, 2016 had an outstanding balance of £495 million. To mitigate the risk of GBP/USD fluctuations, the Corporation entered into cross-currency swap agreements to provide economic hedges of certain cash flows from the Concordia International segment denominated in GBP, which will be used to fund certain interest and principal payments denominated in USD. These cross-currency swap agreements have terms through to 2022 and 2023 and fix certain interest and principal payments over their term. Refer to “General Development of the Business – Funding Arrangements” in this Annual Information Form.
Management of the Corporation has evaluated whether material uncertainties exist that impact the Corporation’s business and has considered the following factors:

•
The Corporation’s current operating budget and cash flows from operating activities in 2017 are expected to decline compared with 2016, however, the Corporation believes it will continue to generate positive cash flow from operations, which, when combined with its estimated cash and cash equivalents, the Corporation believes will provide liquidity that is in excess of required interest and principal payments due on its long-term debt for at least, but not limited to, the next twelve months. If the Corporation is able to achieve its operating budget for 2017, and after considering total purchase consideration payments of $105 million in February 2017, expected principal repayments of approximately $77 million in 2017 and interest payment obligations, the Corporation believes that its cash resources should exceed an estimated $200 million as at December 31, 2017. Furthermore, this estimated cash balance is exclusive of the up to $60 million of cash currently available to the Corporation under its revolving credit facility under the Existing Credit Agreement before the Corporation is subject to financial maintenance covenants.

•
The Corporation’s business faces certain significant risks and uncertainties, which may impact its ability to achieve its 2017 operating budget. In addition to currency risk exposures, the Corporation continues to monitor the UK Health Service Medical Supplies (Costs) Bill for impacts to the business and has certain ongoing investigations being conducted by the CMA, the outcome of which may negatively impact pricing practices in the Concordia International segment, as well as impose penalties on the Corporation. The Corporation is also incurring legal costs to defend the class action proceedings which were commenced against the Corporation. (Refer to “Legal Proceedings and Regulatory Matters” in this Annual Information Form). While the outcome of such legal actions are unknown at this time, the Corporation recognizes that these actions impose certain risks and uncertainties on the Corporation’s operations and cash flows, which may, in turn, impact its operating budget in 2017 and beyond.

•
If the Corporation does not generate sufficient cash to service its long-term debt obligations, it may be required to refinance or restructure its debt, sell assets or seek to raise additional capital, which may be on unfavourable terms. The Corporation’s first significant debt maturities are not due until October 2021. Notwithstanding the above factors, the Corporation is highly levered at the present time, and the Corporation cannot currently provide any assurances with respect to its ability to refinance its long-term debt obligations when they become due in 2021 and beyond. The Corporation believes it will have adequate liquidity over the next twelve months to operate its business and meet its cash requirements based on current market conditions, but that a reduction of its long-term debt may be necessary prior to October 2021. However, the need to refinance or restructure the Corporation’s debt at some point in the future does not constitute a material uncertainty as at the date of this Annual Information Form.

~~~

Concordia International Corp.	13	2016 Annual Information Form

DESCRIPTION OF THE BUSINESS
The Corporation is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products. The Corporation has an international footprint with sales in more than 90 countries, and has a diversified portfolio of more than 200 established, off-patent products. As at December 31, 2016, the Corporation employed 516 employees.
The Corporation currently has the following three operating segments, in addition to its Corporate cost center: (i) Concordia International, which is the Corporation’s international pharmaceutical segment selling generic and legacy medicines (ii) Concordia North America, which is the Corporation’s North American legacy pharmaceutical segment; and (iii) Orphan Drugs, which is the Corporation’s orphan drug segment. During each of the two most recently completed financial years, there were no sales or transfers to (i) joint ventures in which the Corporation is a participant or entities in which the Corporation has an investment accounted for using the equity method; or (ii) controlling shareholders.
The Corporation intends to grow its existing businesses by: (i) optimizing the portfolio of pharmaceutical products held by Concordia North America and Concordia International through an assessment of existing products and, where appropriate, through the acquisition or in-licensing of additional products; (ii) actively promoting and organically growing the market share for certain products that offer growth opportunities; (iii) enhancing the Corporation’s operational performance through the elimination of low value work and by increasing the efficiency of the Corporation’s platform; (iv) expanding sales into new jurisdictions; and (v) maximizing the Corporation’s current product pipeline.

Under the leadership of Mr. Allan Oberman, who succeeded Mr. Thompson as the Chief Executive Officer of the Corporation, the Corporation’s senior management team and Board plan to focus on the following key priorities for the Corporation: operational excellence, portfolio expansion, financial management and stakeholder outreach.
Intercorporate Relationships
Information about the intercorporate relationships among the Corporation and its significant subsidiaries is provided in Appendix “B” to this Annual Information Form. Provided directly below is an illustration of the Corporation’s global presence.

* “CIS” means the Commonwealth of Independent States and “CEE” means Central and Eastern Europe.
~~~

Concordia International Corp.	14	2016 Annual Information Form

REPORTABLE SEGMENT SUMMARY TABLE
The following chart sets out, for each of the two most recently completed financial years, the revenue for each reportable operating segment of the Corporation derived from sales to customers outside of the Corporation:

	Revenues (in Millions)
Reportable Segment(1)	Year ended December 31, 2016	Year ended December 31, 2015
Concordia North America	$248.2	$268.3
Concordia International(2)	$557.5	$115.7
Orphan Drugs	$10.4	$10.2
Notes:

(1)
On December 11, 2015, the Corporation resolved to dissolve Complete Medical Homecare, Inc. and, as a result, the Corporation’s Specialty Healthcare Distribution segment was discontinued. The Specialty Healthcare Distribution segment’s revenue for the year ended December 31, 2015, was $7.8 million.

(2)
The revenues presented in respect of this operating segment for the year ended December 31, 2015, represent the revenues realized by the AMCo group of companies since the AMCo Acquisition Closing Date.

~~~

COMPETITION
Competitors in the pharmaceutical market range from large multinational pharmaceutical and development corporations to small, single product companies that may limit their activities to a therapeutic area, region or territory. Competition also comes from other companies, which develop and commercialize formulations that are suitable or interchangeable with marketed brands. The Corporation competes with a variety of pharmaceutical companies. At the present time, there are generic and competitive products on the market that compete with many of the Corporation’s products.

With respect to competition for its acquisition, in-licensing and development strategy, the Corporation competes principally with the following types of companies: (a) other pharmaceutical companies seeking to acquire or in-license pharmaceutical products; and (b) companies developing drugs which could one day compete with the Corporation’s drugs. With respect to (a), the Corporation believes that these companies typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. To the Corporation’s knowledge, there are few companies that have the same geographic reach as that of the Corporation. Given this geographic reach, and since the Corporation is not focused on specific therapeutic classes, it has a platform that allows it to purchase diversified products and product bundles.

~~~

CONCORDIA INTERNATIONAL
Overview
Concordia International operates as an international specialty pharmaceutical company, owning or licensing a broad portfolio of branded and generic prescription products that are sold to wholesalers, hospitals and pharmacies in over 90 countries. Concordia International specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard-to-make products. Concordia International’s medicines are manufactured through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. As at December 31, 2016, Concordia International employed 442 employees. As at December 31, 2016, Concordia International’s diversified product portfolio consisted of approximately 200 products, representing

Concordia International Corp.	15	2016 Annual Information Form

a variety of dosage strengths, formulations and geographic markets and covering a range of therapeutic categories, including endocrinology, neurology, ophthalmology and urology.
Concordia International focuses on the end of a typical pharmaceutical product lifecycle. In many cases, Concordia International’s products have prescription histories dating back decades, which reduces the risk of any new undetected side-effect profiles that could materially alter prescribing habits. Concordia International’s top products benefit from historically stable demand in most circumstances, are complex to manufacture and register with applicable drug product regulatory authorities, and face a lower risk of innovation due to the off-patent stage of their life cycle.
Products
Concordia International has adopted a tailored growth strategy depending on the competitive and market dynamics for each of its key products. The following table and subsequent product descriptions provide an overview of Concordia International’s top four products for the years ended December 31, 2016 and December 31, 2015, and illustrates the level of diversity across Concordia International’s product portfolio.

Concordia International’s Top 4 Products
Product (i.e., Molecule)	Indication	Sold in no. of countries		International Rights	Percentage of the Corporation’s Total Consolidated Revenue(1)
		2015	2016		2015	2016
Tetroxin® (liothyronine sodium)	Severe hypothyroid states	9	7	✓	2.0%	6.8%
Macrobid® / Macrodantin® (nitrofurantoin)	Urinary tract infections	20	18	✓	2.3%	5.1%
Fucithalmic® (fusidic acid)	Bacterial conjunctivitis	68	59	✓	1.8%	4.9%
Eltroxin® (levothyroxine sodium)	Hypothyroidism	10	11	✓	2.1%	4.7%
Notes:

(1)
The revenue percentages provided in the table above reflect the aggregate revenue with respect to each product. As a result, these revenue percentages may reflect sales of the branded and/or generic form of a product distributed by Concordia International. The Corporation completed the AMCo Acquisition on October 21, 2015. As a result, the information provided in this table with respect to periods prior to October 21, 2015 is based on information made available to the Corporation by AMCo’s management.

Tetroxin® (liothyronine sodium)
The deficiency of thyroxine is sometimes particularly severe and causes extreme symptoms (including coma) that requires a drug’s immediate onset. Liothyronine works quickly and is sometimes used in combination with levothyroxine.
Macrobid® / Macrodantin® (nitrofurantoin)
Nitrofurantoin is used to treat bladder infections, such as cystitis and urinary tract infections. These are common infections where many antibiotics are used and, as a result, bacteria are becoming resistant to some of them. At this time, there is less resistance to nitrofurantoin. The product is used across all ages and can also be used to prevent bladder infections in vulnerable patients.
Fucithalmic® (fusidic acid)
Fusidic acid takes the form of a topical gel treatment for patients of all ages suffering with a bacterial infection of the surface lining of the front of the eye (a condition known as conjunctivitis). Conjunctivitis causes the eye to be red, painful and sticky, resulting in a considerable disability for patients and significant inconvenience for the carers of babies, children or the elderly suffering with this condition.
Eltroxin® (levothyroxine sodium)
Levothyroxine sodium treats patients with an underactive thyroid gland, which leads to a deficiency of the hormone thyroxine (a condition known as hypothyroidism). Hypothyroidism is treated by this daily treatment, which is continued and monitored for life.
Asset Impairments

Concordia International Corp.	16	2016 Annual Information Form

During the year-ended December 31, 2016, the Corporation recorded total impairments of approximately $1.1 billion of which approximately $255 million related to the Concordia International segment product portfolio. The Concordia International segment impairment included approximately $197 million related to its product rights and approximately $58 million related to acquired in-process research and development from a business combination where certain projects have been either abandoned or there are updated forecasts reflecting changes in the competitive environment. Refer to the “Corporate and Other Costs” section of the Corporation’s Management Discussion and Analysis dated March 15, 2017, for further details of these impairments.
Product Development and Production
Concordia International utilizes an asset-light business model that focuses on the registration and regulatory maintenance of acquired, in-licensed and own-developed products. New products are acquired and in-licensed as well as developed by contract research organizations that are managed by Concordia International’s in-house team, mainly to develop new formulations and dosage strengths of existing products. Concordia International’s medicines are predominantly manufactured in Western Europe by a number of CMOs. Concordia International enters into contractual arrangements with third parties pursuant to which Concordia International and such third parties negotiate the pricing of materials including, but not limited to, raw materials and active pharmaceutical ingredients. Its operations are managed by core management teams in Ireland, Jersey and the UK and supported by commercial and regulatory teams in certain international markets. In addition, Concordia International’s Centre of Excellence in India provides operational functions ranging from regulatory, quality, supply chain, medical marketing, customer service, information technology and finance.
Concordia International outsources all product manufacturing services to a number of third-party CMOs. Concordia International partners with well-known, reputable CMOs, such as Haupt Pharma, Cenexi, B Braun Medical UK and Aesica, among others. Concordia International has maintained long-term relationships with its key suppliers, managed through its European operations. Concordia International has, where possible, purposefully concentrated its supplier base in Europe in order to be close to its manufacturers, which allows Concordia International to more readily monitor the manufacturing process.
Manufacturing certain of Concordia International’s products can be challenging due to factors such as low microgram formulations or difficult stability profiles. Technologies used to make the products often date back decades to the time regulatory approvals were obtained under previous regulatory regimes.
Through a program of operational optimization initiatives, Concordia International has improved its supplier network, optimizing the operations management team and implementing business interruption insurance, a safety stock policy and a dual sourcing program for key products, which establishes secondary sources of finished dosage form and active pharmaceutical ingredients for key products. Concordia International utilizes long-term supplier contracts and its products are distributed to customers directly and indirectly via third-party distributors.
Mumbai Centre of Excellence
The Corporation operates a Centre of Excellence in Mumbai, India, which works with its operations teams in Europe, North America and globally. During 2016, a number of the regulatory and quality services for the Concordia North America segment were transitioned from a third-party contract provider to the Centre of Excellence in Mumbai, India.
The Corporation utilizes a balanced mix of employees in India with varied academic backgrounds to provide a full range of business services. Such services include:

•	commercial activities such as order processing, business intelligence, market analytics and marketing campaign development;

•	regulatory and medical activities such as license management and document management;

•	quality assurance, compliance and product release;

•	global operations activities such as planning, order processing and vendor management;

•	strategic development activities such as regulatory filings and dossier reviews;

•	finance activities such as financial reporting and consolidation; and

•	human resources, information technology and other support functions.

Concordia International Corp.	17	2016 Annual Information Form

The key business functions of finance, human resources, information technology, supply chain and regulatory, quality and medical affairs operate through a model whereby the team in India works with its European and North American based teams.
Sales and Distribution
Concordia International’s products are sold and distributed through two models: the direct presence (regional hubs) model and the distributor markets model. Concordia International utilizes the direct presence model for sales in its direct markets division and utilizes the distributor model for sales in its distributor markets division. Based on strategic considerations and when appropriate, Concordia International will shift a region from one model to the other.
Regional Hubs
Concordia International has a direct sales presence and commercial teams in the UK, Ireland, Australasia, the Nordic region, and the MENA region. Through this model, Concordia International has full control over its sales and marketing efforts with the use of an in-house, on-the-ground commercial team that targets potential customers in specific segments of the local market.
Distributor Markets
In markets where Concordia International uses distributors for sales and distribution, Concordia International utilizes area/country managers. These area/country managers may be on-the-ground or may cover regions. They manage distributors, train and monitor third-party sales forces and identify portfolio optimization opportunities. In certain markets, such as South America and China, Concordia International manages distributors remotely and uses its marketing and/or distribution relationships to drive sales.
Key Markets, Growth and Marketing Strategy
All of Concordia International’s pharmaceutical products are off-patent medicines with well-established prescribing histories that are at the end of their product lifecycle. Concordia International typically does not participate in areas where other pharmaceutical companies continue to invest significantly to find more effective treatments that will disrupt the market for existing medications when they are released, such as products relating to cancer or diabetes. Also, Concordia International’s off-patent products are sold across developed and emerging market countries. Concordia International’s diverse product portfolio consists of off-patent branded prescription products and niche, un-branded products in various oral, injectable and topical forms.
In 2016, sales to customers in the UK accounted for a significant portion of Concordia International’s revenue while sales in over 90 other countries including various European countries and Australasia accounted for the remaining revenue. Concordia International’s revenue in the UK is derived mainly from un-branded drugs while the majority of its international revenue is from branded drugs, which enables Concordia International to take advantage of the different market dynamics in various markets.
United Kingdom
The UK pharmaceutical industry is one of the largest pharmaceutical industries in Europe. The Corporation believes that there are favorable market drivers in the UK including population growth, an increase in the number of patients with chronic diseases, favorable demographics and increased life expectancy. The off-patent pharmaceutical market in the UK has different regulatory schemes for branded and un-branded medicines. For branded products, the PPRS established in 1952 controls the profits earned by pharmaceutical companies on their overall portfolio of branded products. For un-branded products, the government has set a free pricing, self-regulating market designed to increase competition and drive costs down. The proportion of un-branded drugs sold in the UK pharmaceutical market is significantly higher than other markets. This is due to the:

•	existence of national bodies, such as the National Institute of Health and Clinical Experience, that assess and regulate the availability of new patented drugs;

•	high propensity of doctors and the department of health that prescribe drugs on an international non-proprietary name basis; and

•	ability of pharmacists to substitute un-branded equivalent products from different manufacturers.

Concordia International Corp.	18	2016 Annual Information Form

Most of Concordia International’s products sold in the UK are niche un-branded products, in various oral, injectable and topical forms that are not subject to PPRS but rather priced through market dynamics. Concordia International has targeted strategies for three different categories of the UK’s pharmaceutical market: (i) Specialty/Hard to Make, (ii) Generics and (iii) Medicines Optimization.
Specialty/Hard to Make
Due to the uniqueness and age of certain medicines and the corresponding manufacturing processes, Concordia International considers such medicines to be hard to make and maintain. In this market, Concordia International identifies, develops and markets niche, essential medicines and acts as the exclusive or semi-exclusive supplier of these products. These medicines can come in the form of unique formulations, dosages, delivery mechanisms and molecules. Concordia International sells products such as liothyronine within this category of the pharmaceutical market.
Generics
The UK’s generics market is one of the largest generics markets in the world. In this market, Concordia International is able to leverage its “pure play” generic capabilities. Concordia International’s generic franchise in the UK consists of products such as carbimazole, prochlorperazine and colchicine.
Medicines Optimization
Medicines optimization is an official government policy designed to promote medicines through understanding the patient experience, utilizing an evidence-based model for the choice of medicines, ensuring medicine use is as safe as possible and making medicines optimization part of routine practice. In this category, pharmaceutical companies such as Concordia International can approach the UK Department of Health directly, or local procurement bodies individually, with certain products that fit this model. These products are typically affordable branded products, with direct patient benefits that are supported by the UK Department of Health as part of this medicines optimization agenda. Concordia International’s products in this market include, among others, Eltroxin®, Pevanti®, Zapain®, Detrunorm® and Macrobid®. Concordia International has also promoted products such as Morphgesic® through this program.
On September 15, 2016, the UK Health Service Medical Supplies (Costs) Bill was introduced into the UK House of Commons. This follows a long period of development linked to the statutory scheme within the PPRS, which governs the pricing of branded medicines in the UK. The proposed bill would amend and extend existing provisions of the National Health Service Act 2006 to help manage the cost of health service medicines. The Corporation is supportive of any action that provides patients with greater access to safe and efficacious medicines and continues to monitor the legislative process with respect to the proposed legislation.
Intellectual Property Matters
Concordia International owns and controls the intellectual property in the vast majority of its products, giving Concordia International the option to launch its products in various geographies, to develop new formulations and to select CMOs of its choice. Concordia International’s intellectual property rights include its brand names, trademarks, marketing authorizations, regulatory dossiers and manufacturing know-how. Concordia International’s intellectual property portfolio has been built from product and company acquisitions over the past 25 years, including product acquisitions from large originator pharmaceutical companies. Concordia International has successfully developed a number of these acquired products into new and more patient-friendly formulations. In addition, Concordia International has a number of exclusive in-licensing arrangements with third party dossier development boutiques under which Concordia International licenses territorial rights to strategic medicines which have, or are shortly to, come off patent.
Regulatory Matters
Concordia International’s regulatory matters are generally managed through established: (i) internal regulatory capabilities; and (ii) external third party providers. The internal team registers and maintains products with regulatory authorities across Concordia International’s key markets. In some international markets, Concordia International’s teams are assisted by local regulatory service providers. Concordia International is subject to inspections by the UK regulatory authority, the Medicines and Healthcare products Regulatory Agency. As a marketing authorization holder, Concordia International’s companies are required to comply with (among other things) the following EU regulations and guidelines:

Concordia International Corp.	19	2016 Annual Information Form

•
Good Manufacturing Practice, which ensures that medicinal products are consistently produced and controlled to the appropriate quality standards for their intended use and as required by the marketing authorization or product specification;

•
Good Distribution Practice, which ensures that products are consistently stored, transported and handled under suitable conditions as required by the marketing authorization or product specification; and

•	Good Pharmacovigilance Practice, which regulates the processes for monitoring the safety of medicines.
Launch of New Products
Concordia International grows and diversifies its product portfolio through acquisitions, in-licensing and organic growth, pursuant to which Concordia International has developed a pipeline of products. This pipeline of products consists of: (i) reformulations or new dosages of existing products, developed by third party developers under the supervision of Concordia International and using Concordia International’s intellectual property, (ii) the launch of existing products in new countries, and (iii) in-licensed products that reach across Concordia International’s various markets. In-licensed products include niche branded or un-branded products that are currently sold by other companies. Concordia International identifies in-licensing opportunities and seeks to reach an agreement with these companies to allow Concordia International to market the product in some or all geographic regions, typically in return for milestone payments and/or profit sharing agreements. Between October 21, 2015 and March 15, 2017, the Corporation completed 36 launches, and has further refined its previously stated goal of 60 launches by the end of 2018. Currently, Concordia International is focused on ten product launches that have already been approved or are awaiting regulatory approval in various countries, eight products that are under active development that the Corporation anticipates it will launch in the next three to five years, and up to fourteen products for potential development with the Corporation’s network of external partners.
Reformulations and new dosages of existing products, as well as the launch of existing products in new countries, have a lower risk compared to typical pharmaceutical products due to the proven medical efficacy, lack of new product development risk and Concordia International’s existing experience with the molecules. Strong market insight helps Concordia International identify unmet customer needs in terms of dosage, packaging, formulations and ease of use.
On June 1, 2016, the Corporation announced that it had completed the acquisition of the global rights to four generic products through certain of its wholly-owned subsidiaries. These products include Sodium Feredetate oral solution for the treatment of anemia, Trazadone oral solution for the treatment of depression and antihistamine Alimemazine oral solution and tablets. The Corporation paid £21 for the acquisition with cash on hand. In addition, during the first quarter of 2017, the Corporation made £7 million in earn-out payments, as certain performance and supply targets were achieved.
~~~
CONCORDIA NORTH AMERICA
Overview
Concordia North America has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. As of December 31, 2016, this portfolio of legacy pharmaceutical products consisted of branded and authorized generic products, which are owned or licensed by CPI. Concordia North America’s diversified product portfolio represents a variety of dosage strengths, formulations and covers a range of therapeutic categories.
Concordia North America seeks to acquire or in-license and manage drugs that are in the maturity or legacy stage of the pharmaceutical product lifecycle. Historically, these products have a well-established record of safety and efficacy. As at December 31, 2016, Concordia North America employed 17 employees.
Products
The following table and subsequent product descriptions provide an overview of Concordia North America’s top three products during the years ended December 31, 2016 and December 31, 2015 and illustrates the level of diversity across Concordia North America’s product portfolio:

Concordia International Corp.	20	2016 Annual Information Form

Concordia North America’s Top 3 Products
Product (i.e., Molecule)	Indication	Sold in no. of countries	International Rights	Percentage of the Corporation’s Total Consolidated Revenue(1)
				2015	2016
Donnatal® (phenobarbital & belladonna alkyloids)	Irritable Bowel	1	USA	23%	7.9%
Plaquenil® & Plaquenil® AG (hydroxychloroquine sulfate)(2)	Inflammatory Conditions	1	USA	13.8%	6.8%
Zonegran® (zonisamide)	Epilepsy	1	USA	8.8%	4.8%
Notes:

(1)
The revenue percentages provided in the table above reflect the aggregate revenue with respect to each product. As a result, these revenue percentages may reflect sales of the branded and/or generic form of a product.

(2)
The Corporation acquired Plaquenil® and Plaquenil® AG in April 2015. Revenues listed in the table above only represent revenues generated by these products since the date of acquisition of such products by the Corporation. See “General Description of the Business – Acquisitions”.

Donnatal® (phenobarbital & belladonna alkyloids)
Donnatal® is used as adjunctive therapy for irritable bowel syndrome, a condition characterized by abdominal pain, bloating, and diarrhea or constipation. It may also be used as adjunctive therapy for acute enterocolitis and duodenal ulcer. Donnatal® is one phenobarbital and belladonna alkyloid product that has a right to a DESI hearing and has distinct legal rights to be actively marketed. (See “Legal Proceedings and Regulatory Matters” and “Risk Factors” in this Annual Information Form).
Plaquenil® and Plaquenil® AG (hydroxychloroquine sulfate)
Plaquenil® and Plaquenil AG is used to treat rheumatoid arthritis and manage the complications of lupus as well as suppress acute attacks from certain strains of malaria. Plaquenil® and Plaquenil® AG is considered a disease-modifying anti-rheumatic drug because it can decrease the pain and swelling of arthritis, and it may prevent joint damage and reduce the risk of long-term disability.
Zonegran® (zonisamide)
In epileptic patients, focal seizures (also called partial seizures and localized seizures) are seizures which affect initially only one hemisphere of the brain. Zonegran® is an anti-seizure drug indicated for adjunctive therapy in the treatment of partial seizures in adults with epilepsy.
Asset Impairments
During the year-ended December 31, 2016, the Corporation recorded total impairments of approximately $1.1 billion of which approximately $874 million related to the Concordia North America segment product portfolio. During the second quarter of 2016, the Corporation recorded impairments of approximately $567 million related to Nilandron® and Plaquenil®. The Corporation recorded additional total impairments of approximately $307 million in the fourth quarter of 2016 related to six Concordia North America product rights. Refer to the “Corporate and Other Costs” section of the Corporation’s Management Discussion and Analysis dated March 15, 2017, for further details of the impairments.
Product Development and Production
Similar to Concordia International, Concordia North America utilizes an asset-light business model that focuses on the registration and regulatory maintenance of acquired and in-licensed pharmaceutical products. Concordia North America’s medicines are manufactured by more than a dozen third-party CMOs in North America and Western Europe. Concordia North America enters into contractual arrangements with third parties pursuant to which Concordia North America and such third parties agree to the pricing of services and materials including, but not limited to, raw materials and active pharmaceutical ingredients. Concordia North America’s operations, including supplier relationships, are managed from offices in Barbados and supported by internal and external advisors.

Concordia International Corp.	21	2016 Annual Information Form

Sales and Distributions
Concordia North America, operating through its Barbados office, sells substantially all of its pharmaceutical products directly to three major wholesalers in the United States, who combined account for approximately 90% of Concordia North America’s total gross sales through wholesalers and approximately 80% of the operating segment’s total revenue. Other direct buyers include smaller wholesalers and distributors. Additional key indirect customer groups include:

•
Physicians and allied health professionals including nurses, physician assistants, and pharmacists. While physicians and allied health professionals are not themselves direct buyers of Concordia North America’s products, they are important influencers in recommending or prescribing Concordia North America’s products to patients.

•
Patients and their families/caregivers. In the United States, patients are faced with having to bear an increasing share of the cost of healthcare. For this reason, patients have become more educated regarding their medical needs and increasingly play a larger role in their healthcare decisions, including which medications they are taking.

•
Third-party payors such as Managed Care Organizations and group purchasing organizations. Third-party payors, like certain insurance companies and employers, make purchasing and reimbursement decisions based on a number of health outcomes and economic variables.

•
State and federal government health agencies. Certain United States federal government agencies like the Department of Veteran Affairs, the Department of Defense, prison systems and Indian Health Services may purchase pharmaceutical products directly from Concordia North America or provide third-party reimbursement to those that do purchase Concordia North America’s products. In addition, Medicaid programs at the state level may also reimburse patients that purchase Concordia North America’s products.

Warehousing, distribution, logistics, customer service and accounts receivable were transitioned to Cardinal Specialty Pharmaceutical Services in January 2014. Management of Concordia North America believes that such outsourcing relationships with leading providers of pharmaceutical contract services are an efficient means of pursuing its business plans and intends to pursue this strategy in the future.
Key Markets, Growth and Marketing Strategy
Concordia North America focuses on the North American pharmaceutical market, in particular the U.S. market. Most pharmaceutical products in the United States marketplace follow very similar paths of development from discovery through to loss of substantial market share to competing products. This ‘lifecycle’ includes several key stages that each affect a product’s commercial viability. The key stages are described as follows:
Drug Discovery – In the drug discovery stage, researchers study the molecular mechanisms of a particular disease and attempt, through a variety of methods, to find or create a molecule that affects the way the disease functions. Typically, when a new molecule is identified that offers the potential to proceed further in development, a patent application is filed claiming the chemical formula that defines the new molecule and/or the process by which the new molecule is formulated or used. If issued, the patent carries a lifespan of 20 years from the date of filing. During this 20-year period, only the patent holder may use the discovery claimed in the patent.
Pre-clinical and Clinical Development – Following the drug discovery process, candidate molecules typically undergo one to three years of extensive pre-clinical laboratory and animal testing to assess safety and demonstrate biological activity against a disease. Prior to testing in humans, the drug developer must submit an investigational new drug application to the FDA (a request for permission to conduct further testing on humans). Once permission is granted, the molecule enters three phases of clinical (human) trials, which can take from two to ten years or more, during which safety and efficacy of the new molecule is determined.
FDA Approval, Product Launch and Growth – Once the drug developer submits all data and information generated during the discovery and development stages to the FDA, which constitutes an NDA, FDA scientists and advisory committees review it and decide whether the data justifies approval for widespread patient use and marketing. If approved, the new drug is introduced into the marketplace. Sales of a branded drug, often driven by sizeable promotional investment, may rise sharply after introduction as the drug gains popularity and becomes widely prescribed by physicians.

Concordia International Corp.	22	2016 Annual Information Form

Maturity – After years of growth, sales of a new drug typically slow or reach a plateau, a stage of the product’s lifecycle referred to as maturity. The duration of the maturity stage is often dependent on the type of exclusivity the drug enjoys. These types include:

•
Patent Exclusivity. If successfully patented during the drug discovery stage, the new drug will enjoy marketing exclusivity for the duration of the patent. After the patent expires, the discovery claimed in the patent can be used by anyone, and it is at this time that competition typically enters the market. Since the time required for a drug to advance through pre-clinical and clinical trials and to receive FDA approval is typically several years, drugs rarely enjoy the full 20 years of patent protected market exclusivity.

•
FDA Exclusivity. Regardless of patent status, the FDA, upon approving an NDA, grants marketing exclusivity to all newly discovered drugs, the term of the grant being dependent on a number of factors, including the use of the drug, whether the drug already exists in another formulation, and the total number of patients eligible to use the drug. FDA exclusivity can last from six months to seven years, and although this period runs concurrently with patent exclusivity, it is independent of any patent protection.

•
Other Barriers to Competition. In rare instances, a drug can maintain market exclusivity after both patent and FDA exclusivity expire due to technical, manufacturing and regulatory nuances that are very difficult or even impossible to overcome, and hence, competing products cannot be introduced.

Loss of Market Exclusivity – When market exclusivity is lost and competing products enter the market, the brand loses market share very rapidly. Typically, the brand will maintain approximately 10% of the market after only one year of losing market exclusivity. Competition comes principally from generic drugs, drugs that the FDA approves as equivalent to the brand based on abbreviated clinical development. Once approved, generic drugs, which are priced at substantial discounts to branded drugs, can be dispensed in place of the brand by a pharmacist, without consent from the prescribing physician.

•
Economic Barriers to Generic Competition – Sales of a branded drug are sometimes too small to warrant the investment necessary to develop and produce a competing generic formulation. As a result, a branded drug may not face generic competition, thereby maintaining market exclusivity. While generic drug development is less rigorous and less costly than branded drug development (which is why generic drug prices are much lower than branded drug prices), filing costs, bioequivalence studies, manufacturing, packaging and ongoing regulatory requirements do create an economic barrier for generic entries. If sales of the branded product are relatively low, the expected economic return may not justify the investment required to develop and manufacture the generic drug.

Legacy Stage – Once a drug loses market exclusivity and market share erodes, the drug enters the final stage of the product lifecycle, the legacy stage. Although market share falls dramatically in the legacy stage, it rarely erodes to zero. This is due to a number of reasons, the most common ones being physicians/patients insisting on prescribing/receiving branded drugs or top tier drug plans that continue to reimburse branded drugs regardless of the cost difference and availability of generics. Therefore, remaining demand for these drugs, while small, generally remains predictable and constant year after year, with little or no marketing investment. It is often at this stage when brand companies may think about divesting the drug. Reasons for divestiture are many and varied, including: (i) normal course divestiture of what is no longer a strategic asset; (ii) a desire to immediately realize maximum value for the declining asset, possibly addressing near-term cash needs or funding long-term financial goals; (iii) a decision to direct attention and resources elsewhere, including the development, acquisition or licensing of early stage drugs (in the discovery, preclinical or clinical stages); (iv) a strategic change of focus, i.e. other therapeutic areas; and (v) continued manufacturing and commercialization of low-volume products becomes economically unattractive to the brand company.
Authorized Generics
An authorized generic is a branded drug marketed as a generic drug under private label, typically that of a generic company. The goal of partnering with a generic company to introduce an authorized generic is to maintain market share, thereby creating a revenue stream from the authorized generic, while continuing to receive a revenue stream from brand sales. The Corporation intends to enter into authorized generic partnerships whenever merited.

Concordia International Corp.	23	2016 Annual Information Form

Limited Promotional Investment
Concordia North America seeks to maintain and grow demand for, and revenues from, its legacy pharmaceutical products via highly targeted promotional activities. These activities include third-party service providers charged with a mandate of direct detailing to carefully targeted physicians for certain products. Additionally, Concordia North America offers couponing and co-pay assistance programs for its promoted legacy products ensuring that patients’ direct costs are on par with competitors’ products.  Together, these promotional activities are aimed at increasing physician, pharmacy and consumer awareness and loyalty to Concordia North America’s products. On December 19, 2016, the Corporation announced that to reduce expenses, it terminated its contract sales team that was promoting Donnatal®. The Corporation also terminated its contract sales team that was promoting Nilandron® due to a generic entry. On January 3, 2017, the Corporation announced that CPI had entered into a three-year co-promotion agreement with Redhill relating to the promotion of Donnatal®, through which Redhill will incur the sales and marketing costs associated with promotion activities, with CPI providing materials and samples. CPI will keep all revenue up to a predetermined level of sales and only after that predetermined level has been surpassed will revenue be shared between the companies.
Partnership with Leading Service Providers
Concordia North America has entered into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with its business and intends to pursue this strategy in the future. Concordia North America’s products are predominantly manufactured by more than a dozen third party CMOs in North America and Western Europe. Concordia North America currently utilizes a third-party as its provider of certain regulatory affairs and quality assurance services. Government pricing and contracting-related matters are overseen by Deloitte (formerly Compliance Implementation Services).
Legacy Product Acquisitions and In-Licensing
At this time, Concordia North America focuses on acquiring or in-licensing legacy pharmaceutical products in various therapeutic categories.
Concordia North America acquires or in-licenses legacy pharmaceutical products that generally have the following characteristics: (i) are known products, offering: (a) proven efficacy and a well-understood position in therapy; (b) proven safety profiles and therefore minimal safety risk for patients and physicians; and (c) no costly launch promotion requirement; (ii) have a predictable and reliable supply chain, including: (a) readily available active pharmaceutical ingredient; (b) long-term supply chain in place; (c) alternative manufacturing sources, if needed; and (d) distribution by leading third-party logistics providers; and (iii) have an attractive cash flow profile.
Post-Acquisition Value Added by Concordia North America
Concordia North America has a focused post-acquisition/in-licensing program for legacy products that is designed to manage the performance of acquired and in-licensed drugs. Key components of this program include: (i) implementing cost adjustments based on market assessment; (ii) implementing authorized generic opportunities; (iii) exploring limited promotion investment opportunities; (iv) effectively managing regulatory affairs and supply chain; and (v) integrating acquisitions or in-licensed intellectual property into Concordia North America’s structure.
Intellectual Property Matters
Concordia North America relies on trademarks, trade secrets and other proprietary information in connection with its business and such trademarks have been used, often for several years, to build brand equity and maintain physician and patient loyalty to branded drugs. As long as the trademarks continue to be used by Concordia North America, registration of them can be renewed and the rights in them maintained.
Regulatory Matters
The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements on the distribution and marketing of pharmaceutical and other healthcare products. These agencies and other federal, state and local entities regulate quality control, safety, effectiveness, labelling, packaging, storage, handling, distribution, record keeping, approval, advertising, and promotion of pharmaceutical products.
The Corporation’s operations are also subject to the Anti-Kickback Statutes. Such laws prohibit entities such as the Corporation from knowingly and willingly offering, paying, soliciting or receiving any form of remuneration (including

Concordia International Corp.	24	2016 Annual Information Form

any kickback, bribe or rebate) in return for the referral of items or services for which payment may be made under a federal health care program, or in return for the recommendation, arrangement, purchase, lease or order of items or services for which payment may be made under a federal health care program. Violation of the Anti-Kickback Statutes is a felony, punishable by criminal fines and imprisonment or both. In addition, the Department of Health and Human Services in the United States may impose civil penalties and exclude violators from participation in federal health care programs, such as Medicare and Medicaid. Many states have adopted similar prohibitions against payments intended to induce referrals of products or services paid by Medicaid or other third-party payors.
Concordia North America currently utilizes its Center of Excellence and a third-party as providers of certain regulatory affairs and quality assurance services. These services may include storage and maintenance of regulatory dossiers, all routine and ad-hoc reporting and communications with the FDA and adverse drug reporting and provision of medical information relating to the products to physicians and patients. Concordia North America’s outsource agreement with a third-party provides for a cost of service which is fixed for normal functions associated with the regulatory maintenance of the products, with additional costs based on an hourly consulting rate for services as may be needed outside of normal maintenance. The third-party provider currently services a large number of North American and European pharmaceutical and biotechnology companies in similar capacities.
The Corporation’s corporate medical team is generally responsible for information requests that typically involve written responses to questions from patients or healthcare providers regarding Concordia North America’s products. Concordia North America~~,~~ has established a dedicated toll-free phone number and mailing address for these drug information requests.
~~~
ORPHAN DRUGS
Overview
The Corporation’s Orphan Drugs segment is intended to provide growth opportunities through the expansion into new indications and new markets for existing, acquired or in-licensed orphan drugs. In its initial execution of its orphan drug strategy, the Corporation, through its subsidiaries, acquired the orphan drug, Photofrin® through the acquisition of Pinnacle. Photofrin® is the primary focus of the Orphan Drugs segment. Photodynamic Therapy (“PDT”) with Photofrin® is the Corporation’s light-based cancer treatment that combines a photosensitizing drug called Photofrin® (porfimer sodium) with a specific type of light to attack cancer cells. Photofrin® is FDA approved and has orphan drug status in respect of esophageal cancer and high-grade dysplasia in Barrett’s esophagus. In addition, Photofrin® is FDA approved for the treatment of non-small cell lung cancer (“NSCLC”). Currently, the Corporation is focused on the use of Photofrin® for the treatment of lung cancer in line with its approved indications, and not on the product’s orphan indications.
The Orphan Drugs segment uses a third party supply chain to produce and distribute Photofrin®, except for distribution to the U.S. territory, which distribution is completed by an affiliate of the Corporation, and product supplied in connection with clinical trials. As at December 31, 2016, the Orphan Drugs segment employed 21 employees.
Market Overview
Orphan drugs are developed specifically to treat rare medical conditions (such conditions being referred to as orphan diseases). The FDA grants orphan status to drugs which are defined as those intended for the safe and effective treatment, diagnosis or prevention of rare diseases and disorders that affect fewer than 200,000 people in the United States, or that affect more than 200,000 persons but are not expected to recover the costs of developing and marketing a treatment drug. Along with orphan status, the FDA also grants significant advantages to orphan drugs, including a more rapid development pathway as well as extended market exclusivity, regardless of patent status.
Management of the Orphan Drugs segment believes that orphan drugs are particularly attractive for two primary reasons: (a) these products tend to have competitive value when compared to traditional pharmaceutical products; and (b) the selling and promotional expenses are substantially lower and offer greater returns than for traditional pharmaceutical products. As orphan drugs target very rare diseases, the physician community that treats patients with such diseases is typically very small. As a result, communication with this physician base requires a much smaller number of sales

Concordia International Corp.	25	2016 Annual Information Form

representatives. Additionally, the uptake of the drug by the physician base is typically much faster as the disease may have no alternate therapy and given the relatively small targeted population.
In reviewing orphan drug opportunities, management of the Orphan Drugs segment seeks products that are already approved for one indication but can be developed to treat other indications. As the product is already approved, its safety and efficacy have been reviewed and accepted by the FDA, and therefore clinical development risk to the Corporation is reduced.
PDT with Photofrin®
Photodynamic Therapy with Photofrin®
PDT with Photofrin® is marketed by Pinnacle in the United States. Photofrin® is intravenously administered and is selectively absorbed and retained by tumorous cells. When activated by a specific laser emitting a 630 nanometer wavelength of light, Photofrin® produces reactive “singlet” oxygen that attacks tumors through multiple “tumoricidal cascades”, including: (i) selective retention by cancer cells; (ii) induction of apoptosis (programmed cell death); (iii) destruction of malignant neovasculature; and (iv) initiation of an immune response against the cancer. PDT with Photofrin® has three indications approved by the FDA; Esophageal Cancer, high-grade dysplasia in Barrett’s Esophagus and NSCLC.
Management of the Orphan Drugs segment believes that the patent portfolio that protects the product, in combination with the need for two FDA approved devices (630 nanometre PDT laser and fiber optics) specifically designed and required to work with Photofrin® make the product difficult to genericize.
Existing Indications
Non-Small Cell Lung Cancer
Photofrin® is indicated for the treatment of micro-invasive endobronchial NSCLC in patients for who surgery and radiotherapy are not indicated. Photofrin® is also indicated for the reduction of blockage and symptom relief in patients with endobronchial NSCLC that partially or totally blocks the bronchi (airways entering the lungs). In these patients, PDT with Photofrin® is used to relieve symptoms with endobronchial NSCLC when the cancer obstructs or blocks the airway. The National Cancer Institute’s Surveillance, Epidemiology, and End Results Program estimated that there were 224,390 new cases of lung cancer diagnosed in the United States in 2016, of which a proportion are NSCLC and a proportion of those are candidates for treatment with Photofrin®.
Esophageal Cancer
PDT with Photofrin® is indicated to help lessen symptoms of esophageal (food pipe) cancer when the cancer blocks the esophagus or when the cancer cannot be treated with laser alone. The National Cancer Institute’s Surveillance, Epidemiology, and End Results Program estimates that there were approximately 16,910 new cases of esophageal cancer diagnosed in the United States in 2016. In general, the prognosis of esophageal cancer is quite poor, because most patients present with advanced disease.
Barrett’s Esophagus
PDT with Photofrin® is indicated for the ablation of high-grade dysplasia in Barrett’s Esophagus patients who do not have part or all of their esophagus removed with surgery. Barrett’s esophagus is a premalignant condition. Its malignant sequelae, esophageal adenocarcinoma, has a mortality rate of over 85%.
Other Developments
On November 12, 2013, Pinnacle reached an agreement with the FDA under a special protocol assessment to enrol patients with an advanced form of bile duct cancer in a pivotal Phase 3 clinical trial. The special protocol assessment was a written agreement with the FDA regarding the design, endpoints and planned statistical analysis approach of the trial to be used in support of a potential NDA submission. The clinical trial was established with the intention to study the efficacy and safety of PDT with Photofrin® as a treatment for unresectable advanced perihilar cholangiocarcinoma Bismuth type III/IV. On December 19, 2016, the Corporation announced that, after careful consideration, it had decided to terminate enrollment for its Phase 3 trial.  On the same date, the Corporation announced that any patients currently enrolled in the Phase 3 trial would continue with the trial through to completion. The decision to end the trial does not reflect a change in the Corporation’s confidence in PDT with Photofrin® or its potential as a commercial product;

Concordia International Corp.	26	2016 Annual Information Form

rather, it is reflective of some of the challenges the Corporation experienced enrolling the trial for a rare disease that affects a relatively small patient population.
On March 26, 2014, the Orphan Drugs segment was granted FDA premarket supplemental approval for its Optiguide® DCYL700 Fiber Optic Diffuser Series flexible fiber. The Optiguide DCYL700 Fiber Optic Diffuser Series is a light delivery system used in PDT with Photofrin®. The system features a more flexible, narrower cylindrical diffuser design that may assist physicians by providing greater access to and improved maneuverability in potentially challenging anatomic areas of the lung.
On June 30, 2016, the Corporation announced that the FDA had approved the Corporation’s premarket approval application for its new Photofrin® 630 nanometer PDT Laser. The approved laser, which is designed for use with Photofrin® to treat esophageal cancer, high-grade dysplasia in Barrett’s esophagus and NSCLC has been re-engineered with technological advancements in laser design. These advancements include new controls and peripheral systems while maintaining the same specifications with minimal changes to the treatment procedures.

~~~

DESCRIPTION OF CAPITAL STRUCTURE
Common Shares
The authorized capital of the Corporation consists of an unlimited number of Common Shares. As at December 31, 2016, 51,089,556 Common Shares were issued and outstanding. As at March 15, 2017, 51,089,556 Common Shares were issued and outstanding.
There are no special rights or restrictions attached to the Common Shares. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends out of monies of the Corporation properly applicable to the payment of dividends, if and when declared by the Board, and to participate ratably in the remaining assets of the Corporation in any distribution on a dissolution or winding-up. There are no provisions restricting the issuance of Common Shares or any other material restrictions.
All shareholders are entitled to receive a notice of all meetings of shareholders to be convened by the Corporation. At any meeting of shareholders, on a show of hands, every shareholder who is present in person or by proxy and entitled to vote has one vote, and on a poll, every shareholder who is entitled to vote has one vote for each Common Share held and may exercise such vote either in person or by proxy.
Stock Option Plan
The Corporation’s stock option plan (the “Stock Option Plan”) was approved by the shareholders of the Corporation at the special meeting of shareholders held on December 16, 2013. As part of an ongoing review of the Corporation’s compensation strategies, on May 22, 2014, the Board approved certain amendments to the Stock Option Plan, which amendments were approved by shareholders of the Corporation at the annual general and special meeting of shareholders held on June 27, 2014. On November 13, 2014, the Board approved further amendments to the Stock Option Plan to clarify the sections of the Stock Option Plan relating to the cashless exercise of options. Such amendment was of a housekeeping nature and did not require shareholder approval.
The following is a summary of the principal provisions of the Stock Option Plan and is qualified in its entirety by the full text of the amended Stock Option Plan which is attached to the Corporation’s management information circular dated May 25, 2015, available on SEDAR, online at www.sedar.com.
The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees, consultants and any other person or entity engaged to provide ongoing services to the Corporation non-transferable options to purchase Common Shares, provided that the number of Common Shares reserved for issuance under the Stock Option Plan shall not exceed 10% of the issued and outstanding Common Shares of the Corporation

Concordia International Corp.	27	2016 Annual Information Form

from time to time on a non-diluted basis, inclusive of any Common Shares reserved for issuance pursuant to any other security based compensation arrangement of the Corporation (including the Long Term Incentive Plan). Under the Stock Option Plan the Board has the right, from time to time, to increase such percentage, subject to the approval of the shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The Board has the power, where consistent with the general purpose and intent of the Stock Option Plan, to determine the terms upon which options will vest (including vesting schedules, if any) and be exercisable. The exercise price of options shall not be less than the lesser of: (i) the closing trading price of the Common Shares on the TSX or, if not listed on the TSX, then such other principal market on which the Common Shares trade as designated by the Board, on the date an option is granted; and (ii) the Market Price of the Common Shares on the date the option is granted. For the purposes of the Stock Option Plan, “Market Price” means the volume-weighted average price of the Common Shares on the stock exchange where the majority of trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date on which the Market Price is to be determined. In the event that the Common Shares are not listed for trading on a stock exchange, the Market Price shall be the fair market value of the Common Shares as determined by the Board.
Under the Stock Option Plan the number of Common Shares reserved for issuance to any one person shall not exceed 5% of the issued and outstanding Common Shares. The aggregate number of Common Shares issued to insiders of the Corporation within any 12-month period, or issuable to insiders of the Corporation at any time, under the Stock Option Plan and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time. As at December 31, 2016, there were 2,134,685 outstanding options to purchase 2,134,685 Common Shares under the Stock Option Plan. As at March 15, 2017 there were 1,934,685 outstanding options to purchase 1,934,685 Common Shares under the Stock Option Plan.
The Stock Option Plan also provides that:

(i)
Common Shares that were the subject of options granted under the Stock Option Plan that have been exercised, surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an option granted under the Stock Option Plan;

(ii)	a holder of an option may elect a cashless exercise of any options;

(iii)
the expiry date for an option shall not in any circumstance be later than the lesser of the 10th anniversary of the date an option is granted and the maximum period of time allowed by the Stock Exchange (as defined in the Stock Option Plan); and

(iv)
subject to certain exceptions outlined in the Stock Option Plan, all options held by an officer or employee of the Corporation shall expire and terminate, and such employee optionee shall cease to be an eligible person, immediately upon the termination date of such employee optionee.

The Board may amend the Stock Option Plan from time to time without shareholder approval except for amendments relating to:

(i)	the maximum number of Common Shares reserved for issuance under the Stock Option Plan;

(ii)	a reduction in the exercise price for options held by insiders of the Corporation;

(iii)	an extension to the term of any option held by insiders of the Corporation;

(iv)	an increase in any limit on grants of options to insiders of the Corporation; and

(v)
any amendment that is not (a) determined to be necessary or desirable to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or stock exchange; or (b) of a “housekeeping” nature, which includes amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision of the Stock Option Plan.

Long Term Incentive Plan
On May 22, 2014 the Board approved the Corporation’s long term incentive plan (the “Long Term Incentive Plan” or “LTIP”), a copy of which is attached to the Corporation’s management information circular dated May 23, 2014, available on SEDAR, online at www.sedar.com. The LTIP was approved by shareholders of the Corporation at the annual general and special meeting of shareholders held on June 27, 2014.

Concordia International Corp.	28	2016 Annual Information Form

The purpose of the LTIP is to advance the interests of the Corporation: (a) through the motivation, attraction and retention of key employees and directors of the Corporation; (b) by aligning the interests of eligible participants with the interests of shareholders of the Corporation generally; and (c) by furnishing eligible participants with an additional incentive in their efforts on behalf of the Corporation.
Under the terms of the LTIP, the Board or, if authorized by the Board, the Human Resources and Compensation Committee may grant units (“Units”), which may be either restricted share units (“Restricted Share Units” or “RSUs”) or deferred share units (“Deferred Share Units” or “DSUs”) to officers, directors, employees or consultants of the Corporation. Each Unit represents the right to receive one Common Share in accordance with the terms of the LTIP. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Units will be evidenced by an agreement between the Corporation and the participant. The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.
The maximum number of Common Shares which may be reserved and set aside for issue under the LTIP in respect of awards of DSUs to DSU Participants, and for payments in respect of awards of RSUs to RSU Participants, shall not exceed 10% of the Common Shares issued and outstanding from time to time on a non-diluted basis (for purposes of clarity, the maximum number of Common Shares reserved and set aside for issue under the LTIP shall be inclusive of any Common Shares reserved for issuance pursuant to any other security based compensation arrangement of the Corporation, including the Stock Option Plan), provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. Common Shares that were the subject of awards that have expired, been surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an award granted under the LTIP, effectively resulting in a re-loading of the number of RSUs and DSUs available for awards under the LTIP.
The LTIP, together with all other previously established or proposed security based compensation arrangements of the Corporation, including the Stock Option Plan, as amended, may not result in:

(i)	the number of Common Shares reserved for issuance to insiders at any time exceeding 10% of the outstanding issue;

(ii)	the issuance to insiders of the Corporation of a number of Common Shares exceeding, within a one-year period, 10% of the outstanding issue; or

(iii)	the issuance to any one insider of the Corporation, within a one-year period, of a number of Common Shares exceeding 5% of the outstanding issue.
Restricted Share Units
An officer, director, employee or consultant of the Corporation who has been designated by the Corporation for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive RSUs under the LTIP (an “RSU Participant”).
Unless otherwise approved by the Board, an RSU will vest as to 33⅓% on each of the first, second and third anniversary dates of the grant date, provided that all RSUs granted under a particular award shall vest on or before December 31st of the calendar year which is three years following the calendar year in which the service was performed in respect of which the particular award was made (the “Final Vesting Date”). From time to time, the Corporation grants RSUs which vest based upon the achievement of various performance metrics. In the event that a vesting date occurs within a blackout period or within five business days thereafter, the vesting date shall be ten business days after the blackout period ends (the “Extension Period”). If an additional blackout period is subsequently imposed during the Extension Period, then the Extension Period will commence following the end of such additional blackout period. Despite the foregoing, a vesting date will not be extended beyond the Final Vesting Date.
On each vesting date, the Corporation will decide, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, Common Shares issued from treasury or a combination thereof based on the Fair Market Value of the Common Shares as at such date.
If an RSU Participant ceases to be an eligible participant under the LTIP due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant’s account are terminated

Concordia International Corp.	29	2016 Annual Information Form

and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the LTIP due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant’s account will continue to vest in accordance with their terms or, at the discretion of the Board, be terminated and forfeited as of the termination date. As at December 31, 2016, there were 1,264,163 issued and unvested RSUs. As at March 15, 2017, there were 1,224,346 issued and unvested RSUs.
Deferred Share Units
A director of the Corporation who has been designated by the Corporation for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive DSUs under the LTIP (a “DSU Participant”).
All DSUs awarded to a DSU Participant will vest on the date on which the DSU Participant ceases to be a director of the Corporation (the “DSU Termination Date”).
On the DSU Termination Date, payment in respect of a DSU Participant’s DSUs becomes payable and the Corporation will decide, in its sole discretion, whether to make the payment in cash, Common Shares issued from treasury or a combination thereof based on the Fair Market Value of the Common Shares as at the DSU Termination Date.
The Corporation did not issue any Deferred Share Units under the Corporation’s LTIP during the Corporation’s most recently completed financial year.
Amendments
The Corporation retains the right without the approval of shareholders of the Corporation:

(i)	to amend the LTIP or any RSUs or DSUs to:

(a)	make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority or to comply or conform with applicable laws;

(b)	change vesting provisions of the LTIP or any Restricted Share Units or Deferred Share Units;

(c)	make any other amendments of a non-material nature;

(d)
make amendments to the definition of “DSU Participant” and/or “RSU Participant” or the eligibility requirements of participating in the LTIP, where such amendment would not have the potential of broadening or increasing insider participation;

(e)	make amendments to the manner in which eligible participants may elect to participate in the LTIP;

(f)	make any amendments to the provisions concerning the effect of the termination of a participant’s employment or services on such participant’s status under the LTIP; or

(g)	make any amendment which is intended to facilitate the administration of the LTIP; or

(ii)	to suspend, terminate or discontinue the terms and conditions of the LTIP and the Restricted Share Units and Deferred Share Units granted under the LTIP by resolution of the Board, provided that:

(a)
no such amendment to the LTIP shall cause the LTIP in respect of Restricted Share Units to cease to be a plan described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the ITA or any successor to such provision;

(b)	no such amendment to the LTIP shall cause the LTIP in respect of Deferred Share Units to cease to be a plan described in regulation 6801(d) of the ITA or any successor to such provision; and

(c)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX, as may be required.
Any amendment to the LTIP which changes the vesting provisions of the LTIP or any RSUs or DSUs, or any suspension, termination or discontinuance of the terms and conditions of the LTIP and the Restricted Share Units and Deferred Share Units granted under the LTIP, shall take effect only with respect to awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Corporation and the participants to whom such awards have been granted.
Any amendment to the LTIP other than as described above shall require the approval of shareholders of the Corporation given by the affirmative vote of a simple majority of the Common Shares (or, where required, “disinterested” shareholder approval) represented at a meeting of shareholders at which a motion to approve the LTIP or an amendment to the LTIP is presented. Specific amendments requiring shareholder approval include:

(i)	to increase the number of Common Shares reserved under the LTIP;

Concordia International Corp.	30	2016 Annual Information Form

(ii)
to change the definition of RSU Participants or DSU Participants or the eligibility requirements of participating in the LTIP, where such amendment would have the potential of broadening or increasing insider participation;

(iii)	the extension of any right of a participant under the LTIP beyond the date on which such right would originally have expired;

(iv)	to permit RSUs or DSUs to be transferred other than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

(v)	to permit awards other than RSUs and DSUs under the LTIP; and

(vi)	to amend the amendment provisions of the LTIP so as to increase the ability of the Board to amend the LTIP without shareholder approval.
~~~
DIVIDEND POLICY
There are no restrictions in the Corporation’s articles preventing the Corporation from paying dividends. Any dividend to be approved by the Board may require third-party consents under the Corporation’s credit facilities. In addition, if the Corporation is not in compliance with its obligations under the Existing Credit Agreement, the Bridge Facilities, the Covis Note Indenture, the AMCo Note Indenture and/or the 2016 Note Indenture, the Corporation’s ability to pay distributions or dividends on its Common Shares may be restricted. All of the Common Shares are entitled to an equal share in any dividends declared and paid. In addition, pursuant to the terms and provisions of the Existing Credit Agreement, the Corporation is restricted from making regularly scheduled quarterly dividend payments in respect of its Common Shares of an amount exceeding $20 million in any given fiscal year without the prior written consent of the lenders under the Existing Credit Agreement or without utilizing certain baskets under the Existing Credit Agreement.

Commencing during the six-month period ended June 30, 2014, the Corporation paid a quarterly dividend of $0.075 per Common Share. On August 12, 2016, the Corporation announced that it had suspended its quarterly dividend payment indefinitely. Future dividend decisions will consider the Corporation’s then-current business results, cash requirements and financial condition. The Board will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Corporation’s financial position at the relevant time. See “Risk Factors”.
Pursuant to the terms of the Corporation’s Long Term Incentive Plan, any holder of unvested Restricted Share Units or Deferred Share Units is entitled to a dividend equivalent amount of RSUs or DSUs, as applicable, to the extent a dividend is paid on the Common Shares. The dividend equivalent amount of RSUs or DSUs, as applicable, is equal to (a) the product of the (i) aggregate number of RSUs or DSUs held by the RSU or DSU Participant on the record date for such dividend; and (ii) per Common Share amount of such dividend, divided by (b) the Fair Market Value of a Common Share calculated as of the date that is three days prior to the record date for the dividend.

~~~

RATINGS
The following credit rating information is being provided as it relates generally to the Corporation’s financing costs, liquidity and operations. More specifically, credit ratings impact the Corporation’s ability to obtain short-term and long-term financing and can affect the cost of such financing. The availability of the Corporation’s funding arrangements may be affected by certain factors, including the global capital market environment and outlook, as well as the Corporation’s financial performance. The Corporation’s access to capital markets at competitive rates may be impacted by the Corporation’s credit rating and rating outlook, as determined by credit rating agencies such as Moody’s and

Concordia International Corp.	31	2016 Annual Information Form

S&P, and if the Corporation’s ratings were downgraded, the Corporation’s financing costs of future debt issuances could be unfavorably impacted.
Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. Credit ratings may not reflect the potential impact of all risks on the value of securities. The Corporation cannot know for certain that a rating will remain in effect for any given period of time or that a rating agency will not revise or withdraw it entirely in the future.
On or about April 2015, in connection with the acquisition of the Covis Portfolio (See “General Development of the Business – Acquisitions – Covis Portfolio” and “General Development of the Business – Funding Arrangements”), each of S&P and Moody’s assigned credit ratings to the Corporation and the debt instruments entered into to fund the acquisition of the Covis Portfolio. On or about October 2015, in connection with the increase in financial leverage in connection with the AMCo Acquisition (See “General Development of the Business – Acquisitions – AMCo” and “General Development of the Business – Funding Arrangements”), each of S&P and Moody’s reviewed credit ratings that had been assigned to the Corporation and assigned additional credit ratings to the debt instruments entered into to fund the AMCo Acquisition. On or about October 2016, in connection with the increase in financial leverage as a result of the offering of the 2016 Notes (See “General Development of the Business - Funding Arrangements”), each of S&P and Moody’s reviewed and amended the credit ratings that had been assigned to the Corporation. S&P and Moody’s updated the Corporation’s credit ratings in November 2016. The following table itemizes the credit ratings assigned to the Corporation and certain of its securities by each of S&P and Moody’s during the year ended December 31, 2016. The Corporation paid customary fees to Moody’s and S&P in connection with the ratings delivered from April 2015 through to October 2016.

Rating Item	S&P				Moody’s(1)
	April 2015	October 2015	October 2016	November 2016	April 2015	October 2015	October 2016	November 2016
Corporate Credit Rating	B(2)	B(3)	B(4)	B-(5)	B2(6)	B3(7)	B3(8)	Caa1(9)
Corporate Outlook	Stable (10)	Positive(11)	Negative(12)	Negative(13)	Stable(14)	Stable(15)	Negative(16)	Negative(16)
Covis Bank Facilities(17)	B+(18) (2 - recovery)(19)	n/a	n/a	n/a	Ba2(18)	B1(18)	n/a	n/a
Covis Notes	CCC+(18) (6 - recovery)(20)	CCC+(18) (6 - recovery)(20)	CCC+(18) (6 - recovery)(20)	CCC(18) (6 - recovery)(20)	B3(18)	Caa2(18)	Caa2(18)	Caa3(18)
AMCo Notes	n/a	CCC+(18) (6 - recovery)(20)	CCC+(18) (6 - recovery)(20)	CCC(18) (6 - recovery)(20)	n/a	Caa2(18)	Caa2(1\8)	Caa3(18)
AMCo Term Loans	n/a	B+(18) (2 - recovery)(19)	B(18) (3 - recovery)(21)	B-(18) (3 - recovery)(21)	n/a	B1(18)	B1(18)	B2(18)
2016 Notes	n/a	n/a	B(18) (3 - recovery)(21)	B-(18) (3 - recovery)(21)	n/a	n/a	B1(18)	B2(18)
Notes:

(1)
In addition to Moody’s ratings outlined in this table, Moody’s assigned to the Corporation a speculative grade liquidity rating at SGL-2 in each of April 2015, October 2015, October 2016 and November 2016.

(2)	The “B” rating assignment was based on S&P’s assessment of the business risk profile and financial risk profile of the Corporation.

(3)
The “B” rating affirmation reflected S&P’s expectation that the AMCo Acquisition would improve the Corporation’s business risk by increasing its scale, diversity, and stability, but result in higher leverage.

(4)	The “B” rating assignment was based on S&P’s assessment of the business risk profile and financial risk profile of the Corporation.

(5)
The “B-” rating assignment was based on S&P’s assessment that the Corporation failed to meet S&P’s fiscal third-quarter 2016 expectations and due to increased competition in the North American business.

(6)
The “B2” rating reflected the Corporation’s size and limited operating history. The rating also considered the leverage being incurred by the Corporation to fund the acquisition of the Covis Portfolio.

(7)	The “B3” rating reflected the increase in financial leverage taken on by the Corporation to fund the AMCo Acquisition.

(8)	The “B3” rating affirmation reflected Moody’s expectation that the Corporation’s leverage would remain very high.

(9)
The “Caa1” rating reflects the Corporation's significant financial leverage and Moody’s view that the Corporation will be challenged to sustainably grow its revenue and earnings organically. The rating is supported by the Corporation’s high profit margins, low cash taxes

Concordia International Corp.	32	2016 Annual Information Form

and low capital expenditures. The rating is also supported by the Corporation’s good product and geographic diversity, as well as Moody’s expectation of good liquidity.

(10)	S&P’s “stable” outlook was based on its expectation that strong free cash flow generation would allow the Corporation to fund additional acquisitions and keep maximum leverage low.

(11)
S&P’s “positive” outlook was based on its expectation that leverage would trend downward as a result of continued growth from the Corporation upon completion of the AMCo Acquisition. In addition, S&P expected the Corporation to produce meaningful cash flow because of the Corporation’s high margins and limited capital expenditures.

(12)
S&P’s “negative” outlook was based on expectations of higher leverage as a result of heightened competitive pressures in North America and the impact of Brexit on the Corporation’s International segment, in addition to lower EBITDA expectations.

(13)
S&P’s “negative” outlook was based on what it perceives to be the continued risk to its base-case forecast for the Corporation’s performance as a result of pricing pressure in the U.K. from proposed legislation, the CMA investigation into Concordia International’s practices, and increased generic competition in North America.

(14)
Moody's “stable” outlook was based on its expectation that the Corporation would generate good free cash flow but that leverage would not materially decline as cash flow and incremental debt would be deployed toward future acquisitions.

(15)
Moody’s affirmed its “stable” outlook, reflecting Moody’s expectation that the Corporation would generate good free cash flow but that leverage would remain elevated as cash flow would be deployed largely toward contingent consideration payments (related to past acquisitions) and new acquisition opportunities.

(16)	Moody’s “negative” outlook reflected the risk that the Corporation may not be able to sustainably grow earnings given capital constraints and scrutiny on rising drug prices.

(17)
The Corporation did not draw on the Covis Revolving Facility. Concurrent with the closing of the AMCo Acquisition (as described above), the Corporation repaid, in full, the outstanding principal balance of the Covis Term Facility of $573.6 million and the related financings and all security interests in the assets of the Corporation and the assets of its material subsidiaries were discharged and released.

(18)	The rating methodology used by each of S&P and Moody’s is provided in the paragraphs below this table.

(19)	The recovery rating on the facility is “2”, which reflects S&P’s expectation for substantial (70% to 90% at the low end of the range) recovery in the event of a payment default.

(20)	The recovery rating on the facility is “6”, which reflects S&P’s expectation for negligible (0% to 10%) recovery in the event of a payment default.

(21)	The recovery rating on the facility is “3”, which indicates expectations for meaningful (50% to 70%) recovery in the event of a payment default.

S&P
S&P rates long-term debt by rating categories ranging from a high of “AAA” to a low of “D”. A “B-” long-term debt rating by S&P is the sixth highest rating of ten categories. An obligor with long-term debt rated in the “B-” category is more vulnerable than the obligors rated in the “BB” category but continues to have the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments. In addition, a senior unsecured debt rating in the “CCC” category from S&P indicates that the obligation is vulnerable to nonpayment, and is dependent upon favourable business, financial and economic conditions for the obligor to meet its financial commitment to the obligation. In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation. S&P has different rating scales for short- and long-term obligations. Ratings from AA through CCC may be modified by the addition of a plus (+) or minus (-) sign to show the relative standing within a particular rating category.
Moody’s
Moody’s credit ratings are intended to reflect both the probability of default and severity of loss in the event of default, with greater emphasis on probability of default at higher rating categories. Moody’s credit ratings are on a long-term credit rating scale that ranges from “Aaa” to “C”, which represents the range from highest to lowest quality of rating. A “Caa1” rating is the 7th highest of Moody’s nine rating categories, whereas a “B2” rating is the 6th highest of Moody’s nine rating categories. Moody’s appends numerical modifiers “1”, “2”, and “3” to each generic rating classification from “Aa” through “Caa”. The modifier “1” indicates that the obligation ranks in the higher end of its generic rating category; the modifier “2” indicates a mid-range ranking; and the modifier “3” indicates a ranking in the lower end of that generic rating category.

~~~

Concordia International Corp.	33	2016 Annual Information Form

MARKET FOR SECURITIES
Trading Price and Volume
The Common Shares are currently listed on the TSX under the trading symbol “CXR” and on the NASDAQ under the trading symbol “CXRX”. The following table sets forth the reported intraday high and low prices and the trading volume for the Common Shares on the TSX, the Canadian marketplace on which the greatest volume of trading or quotation generally occurs, during the Corporation’s most recently completed financial year.

	TSX(1)
Month	High	Low	Volume
	(C$)	(C$)
2016
January	57.70	36.68	10,046,320
February	41.34	33.68	8,528,837
March	45.94	30.10	17,187,575
April	41.00	30.69	17,473,080
May	43.68	29.59	18,996,380
June	40.52	25.70	19,113,253
July	28.40	22.80	7,643,711
August	22.30	11.42	23,607,382
September	11.04	5.87	22,069,900
October	6.78	4.58	19,759,026
November	4.74	2.43	28,312,458
December	3.44	2.84	10,926,959
Notes:

(1)
The high and low prices provided in this table are based on the high and low closing prices of the Common Shares on the TSX. The source used to obtain the data in the table above is the TSX. Past performance should not be seen as an indicator of future performance.

Prior Sales
Common Shares – the following table summarizes details of the Common Shares issued by the Corporation during and since the end of the Corporation’s most recently completed financial year:

Date of Issuance	Price per Security (C$)	Number of Securities		Date of Issuance	Price per Security (C$)	Number of Securities
January 4, 2016	55.97	3,042(1)	|	May 31, 2016	40.43	461(1)
January 25, 2016	40.13	5,772(1)	|	November 7, 2016	2.70	185(1)
February 2, 2016	39.50	161(1)	|	November 24, 2016	3.62	53,509(1)
March 7, 2016	43.69	12,500(2)	|	November 30, 2016	3.44	18,858(1)
May 2, 2016	33.18	671(1)	|	-	-	-
Notes:

(1)
Issued upon vesting of RSUs that were satisfied by delivery of Common Shares to certain current or former, as applicable, directors and/or executives and/or employees of the Corporation and/or its subsidiaries.

(2)	Issued upon exercise of options by certain current or former, as applicable, directors and/or executives and/or employees of the Corporation and/or its subsidiaries.
* On November 22, 2016, an aggregate of 55,108 RSUs vested and were settled in cash in accordance with the terms and provisions of the
LTIP.

Concordia International Corp.	34	2016 Annual Information Form

Notes – in connection with the Covis Acquisition and the AMCo Acquisition the Corporation issued the Covis Notes and the AMCo Notes. In addition, the Corporation issued the 2016 Notes during October 2016. See “General Development of the Business – Funding Arrangements” for a description of these notes.
Stock Options – the following table summarizes details of the stock options to purchase Common Shares issued by the Corporation during and since the end of the Corporation’s most recently completed financial year:

Date of Issuance	Price per Security	Number of Securities
March 24, 2016	C$34.99	52,500(1)
March 30, 2016	C$31.53	100,000(1)
November 8, 2016	C$2.70	32,500(1)
Notes:

(1)	Issued to certain executives and/or employees of the Corporation and/or its subsidiaries pursuant to the Stock Option Plan.
On March 7, 2017, pursuant to the terms of an employment agreement entered into between the Corporation and the Corporation’s Chief Executive Officer, the Board approved an equity grant to the Chief Executive Officer with an aggregate value of $2,500,000, which is expected to be issued in the form of RSUs, options and/or other equity incentives (the “Granted Securities”). As this individual was under a blackout period imposed by the Corporation at the time of the approval of the grant of the Granted Securities and continues to be in a blackout period as at the date of this Annual Information Form, the Granted Securities will not be issued until 24 hours after the expiration of the then imposed blackout period.
Restricted Share Units – the following table summarizes details of the RSUs issued by the Corporation during and since the end of the Corporation’s most recently completed financial year:

Date of Issuance	Price per Security	Number of Securities(1)
January 7, 2016	N/A	590,000(2)
January 19, 2016	N/A	23,089(3)
January 29, 2016	N/A	1,700(4)
March 24, 2016	N/A	834,548(2)
March 30, 2016	N/A	411(2)
April 29, 2016	N/A	4,577(4)
July 29, 2016	N/A	6,108(4)
November 11, 2016	N/A	741,840(5)
Notes:

(1)
1,001,710 RSUs issued during 2016 have been cancelled as a result of (i) the termination of employment of certain individuals and (ii) cancellations at the discretion of the Board in accordance with the terms and provisions of the LTIP.

(2)	Issued to certain directors and/or executives and/or employees of the Corporation and/or its subsidiaries pursuant to the Corporation’s Long Term Incentive Plan.

(3)	Issued to non-executive directors of the Corporation pursuant to the Corporation’s Long Term Incentive Plan, in connection with annual director fees and compensation.

(4)
Issued to current and/or former directors and/or executive officers and/or employees of the Corporation and/or its subsidiaries pursuant to the Corporation’s Long Term Incentive Plan, in connection with RSU dividend equivalent amounts.

(5)	Issued in connection with the hiring of the Chief Executive Officer of the Corporation.

On January 24, 2017, the Board approved an aggregate grant of 113,000 RSUs to certain senior managers of Concordia International. As these individuals were under a blackout period imposed by the Corporation at the time of the approval, and continue to be in a blackout period as at the date of this Annual Information Form, these RSUs will not be issued until 24 hours after the expiration of the then imposed blackout period.
On March 7, 2017, the Board approved an aggregate grant of 4,000 RSUs to an employee of Concordia International. As this individual was under a blackout period imposed by the Corporation at the time of the approval, and continues to be in a blackout period as at the date of this Annual Information Form, these RSUs will not be issued until 24 hours after the expiration of the then imposed blackout period.

Concordia International Corp.	35	2016 Annual Information Form

On March 7, 2017, pursuant to the terms of an employment agreement entered into between the Corporation and the Corporation’s Chief Executive Officer, the Board approved the grant of the Granted Securities. As this individual was under a blackout period imposed by the Corporation at the time of the approval of the grant of the Granted Securities and continues to be in a blackout period as at the date of this Annual Information Form, the Granted Securities will not be issued until 24 hours after the expiration of the then imposed blackout period.
Deferred Share Units – the Corporation did not issue any Deferred Share Units under the Corporation’s LTIP during the Corporation’s most recently completed financial year. With the advice of independent compensation consultants, on March 7, 2017, the Board approved an aggregate grant of 23,089 DSUs to the non-executive members of the Board in respect of their annual fees and compensation. As these individuals were under a blackout period imposed by the Corporation at the time of the approval, and continue to be in a blackout period as at the date of this Annual Information Form, these DSUs will not be issued until 24 hours after the expiration of the then imposed blackout period.
Escrowed Securities and Securities Subject to Contractual Restriction on Transfer – except as otherwise described below, as of March 15, 2017, to the Corporation’s knowledge, none of the Corporation’s securities of each class held are subject to a contractual restriction or are being held in escrow.

Designation of class	Number of securities and percentage of class(1)
Common Shares	7,233,338(2) (14.16%)
Notes:

(1)	Based on the number of outstanding securities of that class as at March 15, 2017.

(2)
This figure is based upon the information made publicly available on the System for Electronic Disclosure by Insiders (www.sedi.ca), as reported by Cinven and CCM General Partner Limited. In connection with the AMCo Acquisition, Cinven entered into a Governance Agreement with the Corporation, pursuant to which Cinven is subject to certain contractual restrictions on transfer. (See “Corporate Structure – Governance”).

Concordia International Corp.	36	2016 Annual Information Form

DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION
Directors and Executive Officers, Positions and Security Holdings
The following table sets out the name; city, state/province and country of residence; position with the Corporation; and number and percentage of the Common Shares beneficially held by each of the Corporation’s directors and executive officers as at March 15, 2017. The table also sets out the principal occupation of each director and executive officer of the Corporation for the five preceding years.

Name, province or state and country of residence	Position with the Corporation(1)	Principal Occupation During the Past Five Years
Allan Oberman Oakville, Ontario, Canada	Chief Executive Officer and a Director
Chief Executive Officer of the Corporation from November 2016 to present. Director of the Corporation from October 2016 to present. Chief Executive Officer of Sagent from December 2014 to August 2016. President and Chief Executive Officer of Teva Americas Generics from November 2012 to December 2014. Various senior roles with Teva Pharmaceuticals prior to November 2012.

Wayne Kreppner Georgetown, Ontario, Canada	President and Chief Operating Officer
Chief Operating Officer of the Corporation from January 2014 to present and President of the Corporation from June 2015 to present. Vice-President of Product Development at Trimel Pharmaceuticals from October 2008 to November 2013. Various senior roles in regulatory affairs and operations with Biovail Corporation.

Edward Borkowski Chatham, New Jersey, U.S.	Chief Financial Officer
Chief Financial Officer of the Corporation from August 2016 to present. Executive Vice President of the Corporation from February 2016 to August 2016. Director of the Corporation from June 2015 to August 2016. Chief Financial Officer of Amerigen Pharmaceuticals from December 2013 to February 2016. Chief Financial Officer of Convatec from May 2012 to June 2013.

Francesco Tallarico Mississauga, Ontario, Canada	Chief Legal Officer and Secretary
Chief Legal Officer and Secretary of the Corporation from November 2015 to present. Vice President, Legal Affairs of the Corporation from November 2014 to November 2015. Associate, Fasken Martineau DuMoulin LLP, from May 2010 to November 2014.

Adeel Ahmad London, UK	Chief Financial Officer of the Concordia International segment
Chief Financial Officer, Concordia International segment from February 2016 to present. Vice President, Finance and Controller of the Corporation from December 2013 to February 2016, Chief Financial Officer, Ingram Micro Mobility from February 2012 to May 2013, Director of Finance, Asia, Nortel August 2010 to January 2012.

Arijit Mookerjee Rockley, Christ Church, Barbados	Managing Director and Chief Financial Officer of CPI and CLI
Managing Director and Chief Financial Officer of CPI and CLI from July 2015 to present. Head of Finance of the South Asia & Middle East Division of SMEC, an Australian engineering consultancy multinational, from May 2013 to May 2015, prior to which Mr. Mookerjee was an audit director with PricewaterhouseCoopers LLP in Barbados.

Graeme Duncan London, UK	President of the Concordia International segment
President of Concordia International from January 2017 to present. Global Marketing Director and Vice President, Concordia International from September 2016 to January 2017. Vice President, UK and Ireland, Global Marketing Director, Concordia International from October 2015 to October September 2016. UK General Manager and Global Marketing Director, AMCo from October 2014 to October 2015. Director of Global Strategy, Healthcare at Home Ltd. from December 2012 to December 2013. Director of Pharmaceuticals, Healthcare at Home Ltd. from January 2011 to December 2012.

Douglas Deeth(2)(3) Toronto, Ontario, Canada	Director(4) (December 2013 to present)	Partner, Deeth Williams Wall LLP.
Jordan Kupinsky(2)(3)(5) Toronto, Ontario, Canada	Director(4)(6) (December 2013 to present)	President, Justley Capital Corporation. Former partner, JJR Private Capital Inc. from April 2008 to September 2016. Former Managing Director, Windsor Private Capital Inc. from 2008 to 2014.
Rochelle Fuhrmann(2)(5) Berkeley Heights, New Jersey, U.S.	Director(4) (June 2015 to present)
Chief Financial Officer, Life Sciences, Becton, Dickinson and Company since July 2015. Chief Financial Officer of Amneal from January 2014 to March 2015. Senior Vice President, Finance with Warner Chilcott plc from June 2006 to November 2013.

Patrick Vink(3)(5) Etzelstrasse, Switzerland	Director(4) (March 2016 to present)
Chairman of the board of directors of Acacia Pharma. Chairman of the board of directors of NMD Pharma. A director of Spero Therapeutics. A director of Arch Biopartners. Mr. Vink served as the Chief Operating Officer of Cubist Pharmaceuticals Inc. until its acquisition by Merck and Co. in 2015. Previously, Mr. Vink served as Senior Vice-President, Head of Global Institutional and Biologics Business at Mylan Inc., which he joined in 2008.

Notes:
(1) Each director listed will hold his or her position as a director of the Corporation until the next annual meeting of shareholders. December 2013 is listed as the date in which certain directors became directors of the Corporation pursuant to the Qualifying Transaction.

(2)	Member of the Nominating and Corporate Governance Committee of the Corporation.

(3)	Member of the Human Resources and Compensation Committee of the Corporation.

(4)	Independent director.

(5)	Member of the Audit Committee of the Corporation.

(6)	Non-Executive Chairman of the Board.

Concordia International Corp.	37	2016 Annual Information Form

Shareholdings of Directors and Executive Officers
To the knowledge of the Corporation, as at March 15, 2017, the directors and executive officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 108,841 Common Shares, representing approximately 0.21% of the issued and outstanding Common Shares on that date.
Biographies
The following are brief profiles of the directors and the executive officers of the Corporation.
Executive Officers
Allan Oberman is the Chief Executive Officer of the Corporation and a director of the Corporation. Mr. Oberman brings more than 15 years of international pharmaceutical industry experience to the Corporation including his recent role as Chief Executive Officer of specialty pharmaceutical company Sagent. Sagent was sold to Nichi-Iko Pharmaceutical Co. Ltd., Japan’s largest generic drug manufacturer, in a transaction that closed on August 29, 2016. Prior to Sagent, from November 2012 to December 2014, Mr. Oberman served as President and CEO of Teva Americas Generics, a region which included the U.S., Canada and Latin America. He joined Teva in 2000 and served as President of Teva EMIA (Eastern Europe, Middle East, Israel and Africa), where he led a diverse group of countries in achieving consistent sales growth. Mr. Oberman also served as the Chief Operating Officer of Teva International, and President and CEO of Teva Canada, formerly known as Novopharm Limited.
Wayne Kreppner is the President and Chief Operating Officer of the Corporation. Mr. Kreppner has over 20 years of experience as a pharmaceutical operations and R&D executive. A co-founder and former Vice-President of Product Development at Trimel Pharmaceuticals, Mr. Kreppner was responsible for all scientific operations including R&D, clinical development, manufacturing and supply chain. From 1997 to 2008 Mr. Kreppner held various senior roles in operations and regulatory affairs with Biovail Corporation, where he was involved in the discovery, development, approval and launch of the product pipeline including Wellbutrin XL and Tiazac. Mr. Kreppner holds a Hons. B.Sc. degree in Biochemistry from the University of Western Ontario, a M.Sc. in Medical Science from McMaster University and an MBA from the Ivey School of Business, University of Western Ontario.
Edward Borkowski is the Chief Financial Officer of the Corporation and prior to this role was the Executive Vice President and a director of the Corporation. Mr. Borkowski acted as the CFO of Amerigen Pharmaceuticals, a generic pharmaceutical company with a focus on oral controlled release products. Prior to working with Amerigen, he was the CFO and Executive Vice President of Mylan N.V. In addition, Mr. Borkowski previously held the position of CFO with Convatec, a global medical device company focused on wound care and ostomy, and Carefusion, a global medical device company for which he helped lead its spin-out from Cardinal Health into an independent public company. Mr. Borkowski also held senior financial positions at Pharmacia and American Home Products (Wyeth). He started his career with Arthur Andersen & Co. after graduating from Rutgers University with an MBA in accounting. Mr. Borkowski also graduated from Allegheny College with a degree in Economics and Political Science. He is a Trustee and an Executive Committee member of Allegheny College.
Francesco Tallarico is the Chief Legal Officer and Secretary of the Corporation.  From November 2014 to November 2015 Mr. Tallarico served as the Vice President, Legal Affairs of the Corporation. Mr. Tallarico manages the global legal function of the Corporation. Prior to joining the Corporation in 2014, Mr. Tallarico practiced law at Fasken Martineau DuMoulin LLP, an international law firm based out of Toronto, Ontario, with a particular focus on corporate governance, corporate finance and M&A transactions. During his time with the Corporation, Mr. Tallarico has been actively involved and instrumental in various M&A transactions valued at over $4.5 billion. Mr. Tallarico holds a B.A. from the University of Toronto and a J.D. from the University of Windsor.
Graeme Duncan is the President of the Concordia International operating segment. Mr. Duncan joined AMCo in 2014 as Global Marketing Director and Vice President, Commercial UK and Ireland. He was promoted to Managing Director in 2016 and is now responsible for the general management of the segment. Mr. Duncan has worked for 20 years in the life sciences sector within the areas of strategy, sales and marketing, and management. Prior to joining the Corporation, Mr. Duncan held senior management roles in GlaxoWellcome, GlaxoSmithKline, IVAX Pharmaceuticals and Healthcare at Home.

Concordia International Corp.	38	2016 Annual Information Form

Adeel Ahmad is the Chief Financial Officer of the Concordia International operating segment and is a Chartered Professional Accountant (CPA, CA). Prior to becoming the Chief Financial Officer of Concordia International, Mr. Ahmad was Vice President, Finance of the Corporation from December 2013 to February 2016. Prior to joining the Corporation in 2013, Mr. Ahmad was the Chief Financial Officer of the Indian operations of Ingram Micro Mobility (formerly BrightPoint), based in New Delhi, India, from February 2012 to May 2013. Prior to his role at BrightPoint, Mr. Ahmad held several finance roles of increasing responsibility with Nortel Networks from 2003 to 2012, based in Brampton, Ontario, Canada; Seoul, South Korea; and Beijing, China. Mr. Ahmad started his career in an audit function with Deloitte LLP in Toronto. Mr. Ahmad holds a B.Comm from the University of Toronto and an MBA from the Ivey School of Business, University of Western Ontario.
Arijit Mookerjee is the Managing Director and Chief Financial Officer of CPI. Mr. Mookerjee is a Fellow of the Institute of Chartered Accountants of India (FCA), an Associate of the Institute of Chartered Accountants of Barbados and a qualified Company Secretary from the Institute of Company Secretaries of India. He has over 21 years of experience in the areas of financial accounting, management and audit in several parts of the world, including at senior positions with big 4 audit firms as well as senior finance management positions at multinational companies. Prior to joining the Corporation in July 2015, he was based in India as the Head of Finance of the South Asia & Middle East Division of SMEC, an Australian engineering consultancy multinational for the past two (2) years. Prior to that, he was an Audit Director with PricewaterhouseCoopers LLP in Barbados. His previous work experiences include that as Group Financial Controller of Cordlife, a stem cell biotechnology & healthcare group, in Singapore/ Australia, Audit Supervisor at KPMG in Oman, Audit Senior at KPMG in Singapore, Senior Executive Accounts at Siemens in India & Audit Assistant at Coopers & Lybrand in India. Mr. Mookerjee has recently provided the Corporation with notice of his intention to resign effective June 30, 2016. The Corporation is currently considering appropriate applicants to replace Mr. Mookerjee.
Non-Executive Directors
Douglas Deeth is a partner with the law firm of Deeth Williams Wall LLP. He is the former President of the Intellectual Property Law section of the Canadian Bar Association, the current President of the International Federation of Intellectual Property Attorneys (FICPI) and has over 35 years of experience working with the pharmaceutical industry. Throughout most of his career Mr. Deeth has been extensively involved in product acquisition and licensing agreements in the pharmaceutical field. He was directly involved in almost all of the product and technology acquisition and license agreements of Biovail Corporation from its inception in 1987 until 2008. Mr. Deeth has been recognized in several international reviews as one of Canada’s leading intellectual property lawyers. He was a director of Trimel Pharmaceuticals Inc., and is on the board of IM Biotechnologies Inc. Mr. Deeth was admitted to the Bar of Ontario in 1976. He has a B.A.Sc. in Chemical Engineering from the University of Waterloo (1970) and an LL.B. from the University of Toronto (1974), and has taught, written and spoken extensively on intellectual property law. He has lectured at McMaster University, the University of Toronto and Osgoode Hall law schools and the McGill courses on Patent and Copyright Law.
Rochelle Fuhrmann has over 20 years of broad financial experience and is currently the Chief Financial Officer, Life Sciences of Becton, Dickinson and Company and was previously the Chief Financial Officer of Amneal. Prior to joining Amneal, Ms. Fuhrmann was Senior Vice President, Finance at Warner Chilcott plc, a specialty pharmaceuticals company, prior to its acquisition by Actavis, Inc. in 2013. She spent the early part of her career in telecommunications and public accounting having held various positions at AT&T and Coopers and Lybrand LLC (now PricewaterhouseCoopers LLP). Ms. Fuhrmann earned her certified public accountant designation (inactive) in 1996 and has a B.Sc. degree in accounting from the University of Rhode Island.
Jordan Kupinsky is the Non-Executive Chairman of the Board.  Mr. Kupinsky is the President of Justley Capital Corporation, a private investment and advisory firm. From April 2008 through September 2016 Mr. Kupinsky was a partner with JJR Private Capital. For part of that time (January 2011 through July 2014), Mr. Kupinsky was also Managing Director with Windsor Private Capital, a private merchant banking firm. Mr. Kupinsky was a Vice President at Greenhill & Co., an independent global investment banking firm, listed on the NYSE, focused on mergers and acquisitions and financial restructuring from March 2006 to May 2008. Prior to joining Greenhill, Mr. Kupinsky held the positions of Vice President of Corporate Development and General Counsel at Minacs Worldwide Inc., a publicly traded company on the TSX from July 2002 to February 2005. Mr. Kupinsky began his career practicing corporate and securities law at Torys LLP in Toronto (from 1997 to 1999) and was also an investment banking associate at Houlihan Lokey Howard & Zukin from 1999 to 2002. He holds a joint MBA and JD degree from the Schulich School of Business

Concordia International Corp.	39	2016 Annual Information Form

and Osgoode Hall Law School at York University. Mr. Kupinsky is currently a director of Atlas Financial Holdings Inc. Mr. Kupinsky has also served as a director of Perk Inc. and Xceed Mortgage Corporation.
Patrick Vink is an advisor to life science companies. Mr. Vink is currently the Chairman of the board of directors of Acacia Pharma, the Chairman of NMD Pharma, a director of Spero Therapeutics and a director of Arch Biopartners. Previously, Mr. Vink was the Chairman of the board of directors of Micreos BV and Piqur AG. Mr. Vink served as Chief Operating Officer of Cubist Pharmaceuticals Inc. until its acquisition by Merck and Co in 2015. Previously Mr. Vink served as Senior Vice-President, Head of Global Institutional and Biologics Business at Mylan Inc., which he joined in 2008, establishing the company’s global hospital operations in Switzerland. Mr. Vink has held several leadership positions across the pharmaceutical industry, including head of global business franchise biopharmaceuticals for Novartis Sandoz; vice president for international business for Biogen Inc.; and head of worldwide marketing, cardiovascular and thrombosis for Sanofi-Synthelabo. Mr. Vink served as a member of the executive committee of the European Federation of Pharmaceutical Industries and Associations between 2013 and 2015. Mr. Vink graduated as a medical doctor from the University of Leiden, Netherlands in 1988 and obtained his MBA in 1991 at the University of Rochester.
Corporate Cease Trade Orders or Bankruptcies
Except as described below, no individual who is a director, officer or promoter of or a securityholder anticipated to hold sufficient securities of the Corporation to affect materially the control of the Corporation, is, or has been within the past ten years, a director, officer or promoter of any other person or company that, while such person was acting in that capacity, was:

(a)	the subject of a cease trade or similar order or an order that denied the person or company access to any exemptions under applicable securities law for a period of more than 30 consecutive days; or

(b)
declared bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions
No director, officer or promoter of the Corporation or a securityholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable securityholder making an investment decision.
Individual Bankruptcies
No director, officer or promoter of the Corporation or a securityholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such person, has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.
Conflicts of Interest
There are no known existing or potential conflicts of interest between the Corporation or a subsidiary of the Corporation and a director or officer of the Corporation or a subsidiary of the Corporation.
~~~
LEGAL PROCEEDINGS AND REGULATORY MATTERS
Other than as discussed herein, to the knowledge of the Corporation, there are no material legal proceedings or regulatory actions known or known to be contemplated against the Corporation or to which any of its property is or may be subject in respect of which the claim for damages, exclusive of interest and costs, exceeds ten percent (10%) of the current assets of the Corporation. No penalties or sanctions have been imposed against the Corporation by a court relating to

Concordia International Corp.	40	2016 Annual Information Form

securities legislation or by a securities regulatory authority and no settlement agreements have been entered into by the Corporation before a court relating to securities legislation or with a securities regulatory authority.
The Corporation and certain of its former and current executive officers are the subject of various class action complaints relating to the Corporation’s August 12, 2016 press release, whereby the Corporation revised its 2016 guidance.  The complaints allege that the Corporation issued false and misleading statements to investors and/or failed to disclose that: the Corporation was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss the action was filed by the Corporation on February 20, 2017.
The Corporation and certain of its former and current executive officers are also subject to a class action complaint alleging that the Corporation made false and/or misleading statements, as well as, failed to disclose material adverse facts about the Corporation’s business operations and prospects, in the Corporation’s Registration Statement, Prospectus and Supplemental Prospectus issued in connection with the Corporation’s secondary offering on September 30, 2015. Specifically, the claim alleges that the statements were false and/or misleading and/or failed to disclose that: (i) the Corporation was experiencing a substantial increase in market competition against Donnatal®, and other products; (ii) consequently the Corporation’s financial results would suffer and the Corporation would be forced to suspend its dividends; and (iii) as a result of the foregoing, the defendant’s statements about the Corporation’s business operations and prospects were false and misleading and/or lacked a reasonable basis. The Corporation has filed a motion to have this matter transferred to the Federal court hearing the class actions described immediately above.
The Corporation and certain of its former and current executive officers and certain members of the Board are subject to a securities class action filed in Quebec, Canada. The statement of claim alleges that the Corporation made materially false and misleading statements, and failed to disclose material information, from November 12, 2015 to August 11, 2016. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted. In all of the above class actions, the Corporation has retained counsel and intends to vigorously defend itself.
On October 25, 2016, the Corporation announced that the CMA was investigating various issues in relation to the UK pharmaceutical sector, and that the Concordia International segment was part of the inquiry. The investigation includes matters that pre-date the Corporation’s ownership of the Concordia International segment and relates to the Corporation’s pricing of certain products. The Corporation is fully cooperating with the investigation and the CMA has not reached a decision as to whether or not it may proceed with its investigation to any finding of a competition law violation.
On March 3, 2017, the Corporation announced that the CMA issued a statement of objections to a third party and one of the Corporation’s subsidiaries in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. The Corporation intends to respond in detail to the statement of objections and continues to cooperate fully with the CMA in the investigation. This investigation includes matters that pre-date the Corporation’s ownership of the Concordia International segment.
During the second quarter of 2016, the Corporation agreed to settle a previously disclosed arbitration proceeding commenced by a former financial advisor to the Corporation, whereby the financial advisor had claimed it was owed approximately $12.3 million in connection with the Covis Acquisition and $26 million in connection with the AMCo Acquisition, plus accrued interest on such amounts. As part of the settlement, the financial advisor released all claims against the Corporation and the Corporation agreed to pay a settlement amount of $12.5 million.
During the first quarter of 2016, the Corporation became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell in certain U.S. regions what the Corporation believes is an illegal copy of Donnatal® that has not been approved by the FDA.  On January 6, 2016, the Corporation commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, this unapproved product was introduced into certain U.S. regions. In a similar lawsuit commenced against Method Pharmaceuticals, LLC and its principal owner, the Corporation received a favorable jury verdict on April 21, 2016, and was awarded damages in the amount of $733,000. On March 2, 2017, the United States District Court –

Concordia International Corp.	41	2016 Annual Information Form

Western District of Virginia, Charlottesville Division, granted the Corporation’s motion for enhanced damages in part, to amend this judgement to reflect an award of damages in the total amount of approximately $2.2 million. On October 4, 2016 and November 16, 2016, the Corporation dismissed its claims against the listing services on a without prejudice basis, respectively. The Corporation continues to pursue the undismissed lawsuit vigorously, and believes that this product has no right to be on the market given the regulatory history of Donnatal®. Donnatal® is one phenobarbital and belladonna alkyloid product that has a right to a DESI hearing and has distinct legal rights to be actively marketed.
~~~
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed herein, to the knowledge of the Corporation, none of: (i) the directors, executive officers or persons that beneficially own, or control or direct, directly or indirectly, more than 10% of the outstanding securities of the Corporation; or (ii) any associate or affiliate of the persons referred to in (i), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation or any of its subsidiaries.

PROMOTER
Mark Thompson resigned as the Chairman of the Board and the Chief Executive Officer of the Corporation on November 11, 2016. Mr. Thompson may be considered to have been a promoter of the Corporation during the past two fiscal years. As at the date of Mr. Thompson’s resignation, Mr. Thompson reported having beneficial ownership, control or direction, directly or indirectly, of 793,861 Common Shares, comprising 1.55% of the issued and outstanding Common Shares as at that date.

~~~

AUDIT COMMITTEE
The Board has established an audit committee comprised of three directors (the “Audit Committee”). As at December 31, 2016, the Audit Committee was chaired by Rochelle Fuhrmann and the other committee members included Patrick Vink and Jordan Kupinsky. Each member of the Audit Committee is independent of management of the Corporation and is financially literate in that each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. The relevant education and experience of each member of the Audit Committee is provided above, under the heading “Directors and Executive Officers of the Corporation – Biographies”.
During the financial year ended December 31, 2016, two other individuals were members of the Audit Committee. Mr. Edward Borkowski was a member of the Audit Committee at the beginning of the financial year ended December 31, 2016 but vacated the position upon his appointment to the role of Executive Vice President of the Corporation on February 16, 2016. Mr. Borkowski was replaced by Mr. Douglas Deeth for an interim period ending March 24, 2016, at which time Mr. Deeth was replaced by Mr. Patrick Vink.
The mandate of the Audit Committee is set out in the written Charter of the Audit Committee. A copy of the Audit Committee charter is included as Appendix “C” attached hereto.
Reliance on Certain Exemptions
At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemptions in Section 2.4 of National Instrument 52-110 (De Minimis Non-audit Services), Section 3.2 of National Instrument 52-110 (Initial Public Offerings), Section 3.4 of National Instrument 52-110 (Events Outside of Control of Member), Section 3.5 of National Instrument 52-110 (Death, Disability or Resignation of Audit Committee

Concordia International Corp.	42	2016 Annual Information Form

Member), or an exemption from National Instrument 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.
Additionally, at no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemptions in subsection 3.3(2) of National Instrument 52-110 (Controlled Companies), Section 3.6 of National Instrument 52-110 (Temporary Exemption for Limited and Exceptional Circumstances) or Section 3.8 of National Instrument 52-110 (Acquisition of Financial Literacy).
Audit Committee Oversight
At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.
Pre-Approval Policies and Procedures
The Audit Committee is authorized by the Board to review the performance of the Corporation’s external auditors and approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided. The Audit Committee may delegate to any independent member of the Audit Committee the authority to pre-approve any non-audit services.
External Auditor Service Fees
A summary of the external auditor service fees and billings paid or payable to the Corporation’s external auditors in respect of the last two fiscal years ended December 31 is set out below:

Fiscal Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
2016(1)	$2,079,486	$183,372(2)	-	$138,305(3)	$2,401,163
2015(1)	$1,098,950	$429,941(4)	-	-	$1,528,891
2015(5)	C$64,000	C$291,463(6)	C$61,516(7)	-	C$416,979
Notes:

(1)	Fees paid to PricewaterhouseCoopers LLP, who were appointed as the auditors of the Corporation during the second quarter of 2015.

(2)
This amount relates to work involving an analysis of UK GAAP, a business acquisition report prepared in connection with the AMCo Acquisition and the offering memorandum prepared in connection with the 2016 Notes.

(3)	This amount relates to work involving the 2016 Strategic Review.

(4)	This amount relates primarily to audit-related fees charged in connection with quarterly reviews, financings and business acquisition reporting.

(5)	Fees paid to Collins Barrow LLP, the former auditors of the Corporation.

(6)	This amount relates primarily to fees charged in connection with the issuance of auditor comfort letters.

(7)	The amount relates primarily to fees charged for assistance with tax compliance in the United States, Canada and Barbados.

~~~

MATERIAL CONTRACTS
The Corporation and/or its subsidiaries, as applicable, have entered into the following material contracts since the beginning of the Corporation’s most recently completed financial year or before the Corporation’s most recently completed financial year if any such contract is still in effect, and which are outside of the ordinary course of the Corporation’s business. A description and summary of each material contract listed below has been cross-referenced in this Annual Information Form:

1.	2014 Underwriting Agreement (see “General Development of the Business – Equity Transactions”);

2.	2016 Note Indenture (see “General Development of the Business – Funding Arrangements”);

3.	2016 Note Purchase Agreement (see “General Development of the Business – Funding Arrangements”);

4.	AMCo SPA (see “General Development of the Business – Acquisitions – AMCo”);

5.	AMCo Note Purchase Agreement (see “General Development of the Business – Funding Arrangements”);

6.	AMCo Note Indenture Agreement (see “General Development of the Business – Funding Arrangements”);

7.	AMCo Underwriting Agreement (see “General Development of the Business – Equity Transactions”);

8.	Bridge Loan Agreements (see “General Development of the Business – Funding Arrangements”);

9.	Covis APA (see “General Development of the Business – Acquisitions – Covis Portfolio”);

Concordia International Corp.	43	2016 Annual Information Form

10.	Covis Credit Agreement (see “General Development of the Business – Funding Arrangements”);

11.	Covis Subscription Receipt Agreement (see “General Development of the Business – Equity Transactions”);

12.	Covis Note Indenture (see “General Development of the Business – Funding Arrangements”);

13.	Covis Note Purchase Agreement (see “General Development of the Business – Funding Arrangements”);

14.	Covis Underwriting Agreement (see “General Development of the Business – Equity Transactions”);

15.	Donnatal Purchase Agreement (see “General Development of the Business – Acquisitions – Donnatal®”);

16.	Existing Credit Agreement (see “General Development of the Business – Funding Arrangements”);

17.	GE Amended Credit Agreement (see “General Development of the Business – Funding Arrangements”);

18.	Governance Agreement (see “Corporate Structure – Governance – Governance Agreement”);

19.	Registration Rights Agreement (see “Corporate Structure – Governance – Registration Rights Agreement”); and

20.	Zonegran Purchase Agreement (see “General Development of the Business – Acquisitions – Zonegran®”).
Copies of the above listed material contracts are available on the Corporation’s profile on SEDAR at www.sedar.com or upon request from the Corporation at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.

~~~

Concordia International Corp.	44	2016 Annual Information Form

INTEREST OF EXPERTS
The auditors of the Corporation are PricewaterhouseCoopers LLP, PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2. PricewaterhouseCoopers LLP have been the Corporation’s auditors since June 25, 2015. PricewaterhouseCoopers LLP was the auditor in respect of the consolidated financial statements of the Corporation for the year ended December 31, 2016. PricewaterhouseCoopers LLP has advised the Corporation that it is independent of the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. No director, officer or employee of PricewaterhouseCoopers LLP, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any associate or affiliate of the Corporation.

~~~

TRANSFER AGENT AND REGISTRAR
The Transfer Agent and Registrar for the Common Shares is TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1. Continental Stock Transfer & Trust Company, 17 Battery Pl 8th floor, New York, New York, 10004, is the transfer agent for the Common Shares in the United States.

~~~

RISK FACTORS
The following sets forth certain risks and uncertainties that could have a material adverse effect on the Corporation’s business, financial condition and results of operations and the trading price of the Common Shares, which could decline, and investors may lose all or part of their investment. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Corporation cannot assure you that it will successfully address any or all of these risks. The risks described below describe certain currently known material factors, any of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.
Risk Factors Related to the Business
The Corporation has grown at a very rapid pace and the Corporation may be unable to successfully manage and/or support this growth.
Concordia Private Co. was formed in December 2012. Since 2013, Concordia, through its subsidiaries, has completed several acquisitions. The Corporation had no operations prior to acquiring Concordia Private Co. and Concordia Private Co. had no operations prior to acquiring certain assets in 2013. The Corporation’s relatively brief operating history may make it difficult to evaluate the Corporation’s prospects for success and the ability of the Corporation to declare and pay cash dividends to its shareholders in the future. There is no assurance that the Corporation will be successful and the Corporation’s operations and business may not be sustainable or may prove to be unsuccessful.
The Corporation’s rapid growth has put significant demands on its processes, systems and personnel. The Corporation has made and expects to make further investments in systems and internal control processes to help manage its growth. If the Corporation is unable to successfully manage and/or support its rapid growth and the challenges and difficulties

Concordia International Corp.	45	2016 Annual Information Form

associated with managing larger, more complex operations and its business, this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation has a significant amount of indebtedness and faces certain risks associated with debt financing.
The Corporation has a significant amount of indebtedness. The Corporation’s credit facilities and the agreements governing the Corporation’s existing and future indebtedness impose, or may impose, significant operating and other restrictions on the Corporation. Such facilities and agreements contain or may contain financial and non-financial covenants, such as requirements that the Corporation comply with one or more financial ratios and change of control provisions. Complying with such covenants may at times necessitate that the Corporation forego other favourable business opportunities, such as acquisitions. Moreover, the Corporation’s failure to comply with any of these covenants would likely constitute a default under such facilities and agreements and could give rise to an acceleration of some, if not all, of the Corporation’s then outstanding indebtedness, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation’s indebtedness may grow as the Corporation’s business grows and/or the Corporation makes new acquisitions. The Corporation’s ability to satisfy its debt obligations will depend principally upon its future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond the Corporation’s control, may affect its ability to make payments on its debt. If the Corporation’s income from operations underperforms, the Corporation may have to utilize cash flow or capital resources to fund its debt service payments. In 2017 and beyond, a substantial portion of the Corporation’s cash flow from operations will be allocated to service its debt obligations, thus reducing the amount of cash flow available for other purposes, including operating costs and capital expenditures that could improve the Corporation’s competitive position and results of operations. If the Corporation’s cash flow and capital resources are insufficient to service amounts owed under the Corporation’s current or any future indebtedness, as applicable, the Corporation may be forced to reduce or delay capital expenditures, dispose of assets, issue equity or incur additional debt to obtain necessary funds, or restructure its debt, any or all of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, the Corporation cannot guarantee that it would be able to take any of these actions on terms acceptable to it, or at all, that these actions would enable the Corporation to continue to satisfy its capital requirements or that these actions would be permitted under the terms of the Corporation’s various debt agreements.
The Corporation’s ability to restructure or refinance its debt will depend on a number of factors (including the capital markets) and the Corporation’s financial condition at such time, as well as the willingness of the Corporation’s lenders to allow such restructuring or refinancing. The Corporation may be downgraded by a credit rating agency, such as, Moody’s or S&P and this may have an impact on, among other things, the Corporation’s ability to raise additional debt capital. Any refinancing of the Corporation’s debt could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict its business operations.
Repayment of the Corporation’s indebtedness is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to the Corporation, by dividend, debt repayment or otherwise. The Corporation’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable it to make payments in respect of the Corporation’s indebtedness. In the event that the Corporation does not receive distributions from its subsidiaries, it may be unable to make required principal and interest payments on its indebtedness.
Additionally, a significant portion of the Corporation’s financial indebtedness is subject to cross default provisions. Breach of any of these restrictive covenants or the Corporation’s inability to comply with one or more financial ratios would result in a default under the other applicable debt instruments. In addition, if the Corporation were to experience a delay in the timely filing of information that is required by its debt agreements this could result in a default under one or more of such debt instruments, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. If any such default occurs, the lenders may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. If the Corporation is unable to repay outstanding borrowings when due, the lenders will have the right to exercise their rights and remedies against the Corporation, including taking possession of, selling, and/or liquidating the Corporation’s assets, and there can be no assurance that the Corporation’s assets would be sufficient to repay in full its obligations.
The Corporation’s credit facilities and the agreements governing the Corporation’s existing and future indebtedness may be secured by all or substantially all of the Corporation’s undertaking, property (including intellectual property)

Concordia International Corp.	46	2016 Annual Information Form

and assets. The Corporation may be required to seek additional sources of financing to satisfy liquidity needs. (Refer to “General Development of the Business – Assessment of Liquidity and Management Plan” in this Annual Information Form for a discussion of the liquidity risks facing the Corporation’s business). These additional sources of financing may not be available on commercially reasonably terms or at all. Even if they are available, these financings may result in significant dilution to shareholders.
The Corporation’s indebtedness could have important consequences to holders of the Common Shares. For example, the Corporation’s indebtedness:

•
requires the Corporation to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, reducing the availability of cash flow to fund working capital, capital expenditures, development activity, acquisitions and other general corporate purposes;

•	increases the Corporation’s vulnerability to adverse general economic or industry conditions;

•	limits the Corporation’s flexibility in planning for, or reacting to, changes in its business or the industries in which it operates;

•	limits the Corporation’s ability to obtain additional financing in the future for working capital or other purposes;

•	places the Corporation at a competitive disadvantage compared to competitors that have less indebtedness;

•	results in increased sensitivity of overall cash flow and profitability to changes in interest rates; and

•	places certain limits or constraints on the Corporation’s ability to pay dividends on its Common Shares.

Liquidity risks.
Since inception, the Corporation has expanded significantly through acquisitions to become an international pharmaceutical company with a large portfolio of products in the North American, United Kingdom and other international markets with a total of approximately $3.7 billion of current long-term debt. The Corporation currently faces significant challenges posed by the decline in its operating performance, high leverage and foreign exchange risks, in addition to the business environment challenges facing the Corporation in both the North American and international markets.
Given the declining performance of the Concordia North America segment, and related product impairments, which contributed to the net loss from operations in the year ended December 31, 2016, the Corporation now has significantly greater reliance on the cash flows generated by the Concordia International segment to fund its long-term debt interest and principal payments, which exposes the Corporation to significant currency risk.  The majority of the Corporation’s current long-term debt of approximately $3.7 billion is denominated in USD other than the AMCo GBP Term Loan, which had an outstanding balance of £495 million as at December 31, 2016. To mitigate the risk of GBP/USD fluctuations, the Corporation entered into cross-currency swap agreements to provide economic hedges of certain cash flows from the Concordia International segment denominated in GBP, which will be used to fund certain interest and principal payments denominated in USD. These cross-currency swap agreements have terms through to 2022 and 2023 and fix certain interest and principal payments over their term.
Although the Corporation has put certain measures in place to mitigate its liquidity risk, the Corporation’s current operating budget and cash flows from operating activities in 2017 are expected to decline compared with 2016.   In addition, the Corporation’s business faces certain significant risks and uncertainties, which may impact its ability to achieve its 2017 operating budget. In addition to currency risk exposures discussed above, the Corporation continues to monitor the UK Health Service Medical Supplies (Costs) Bill for impacts to the business and has certain ongoing investigations being conducted by the CMA, and is facing securities litigation relating to the various class action lawsuits commenced against the Corporation, the outcomes of which may have a significant negative impact on the Corporation’s business, financial condition and results of operations.  While the outcome of such legal actions are unknown at this time, these matters impose certain risks and uncertainties on the Corporation’s operations and cash flows, which may, in turn, impact its operating budget in 2017 and beyond.
If the Corporation does not generate sufficient cash to service its long-term debt obligations or faces increased pressure on its cash balances, operations and/or cash flows as a result of the matters described above, it may be required to refinance or restructure its debt, sell assets, seek to raise additional capital, which may be on unfavorable terms, or file for bankruptcy or commence insolvency proceedings. The Corporation’s first significant debt maturities are not due

Concordia International Corp.	47	2016 Annual Information Form

until October 2021. Notwithstanding the foregoing, the Corporation is highly levered at the present time, and the Corporation cannot currently provide any assurances with respect to its ability to refinance its long-term debt obligations when they become due in 2021 and beyond. The Corporation believes it will have adequate liquidity over the next twelve months to operate its business and meet its cash requirements based on current market conditions, but that a reduction of its long-term debt may be necessary prior to October 2021.
Despite the Corporation’s substantial level of indebtedness, the Corporation and any of its existing or future subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with the Corporation’s substantial leverage.
Although the Corporation’s debt agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent the Corporation from incurring obligations that do not constitute indebtedness. Additionally, the Existing Credit Agreement may be increased from time to time, subject to certain conditions. All of those borrowings would be secured indebtedness. If new debt is added to the Corporation’s and its subsidiaries’ current debt levels, the risks that the Corporation now faces as a result of its leverage would intensify, and the Corporation may not be able to meet all of its debt obligations.
The Equity Bridge Loans have a near term maturity which the Corporation may not be able to repay or refinance.
The Equity Bridge Loans mature on October 21, 2017. As of December 31, 2016, the Corporation had outstanding indebtedness under the Equity Bridge Loans in the principal amount of approximately $34 million. The Corporation may not have available cash or access to future borrowings in an amount sufficient to enable the Corporation to repay the Equity Bridge Loans. In these circumstances, the Corporation may need to refinance all or a portion of the Equity Bridge Loans. Any refinancing of the Equity Bridge Loans could be at higher interest rates and may require the Corporation to comply with more onerous covenants, which could further restrict its business operations. The Corporation’s ability to refinance the Equity Bridge Loans or obtain additional financing will depend on, among other things: its financial condition at the time; restrictions in the agreements governing its indebtedness, including the 2016 Note Indenture governing the 2016 Notes, the indentures governing the AMCo Notes and the Covis Notes and the Existing Credit Agreement and the Extended Bridge Loans; and the condition of the financial markets and the industry in which the Corporation operates. Any failure to make scheduled payments of interest and principal on the Equity Bridge Loans when due would permit the holders of the Equity Bridge Loans to declare an event of default and accelerate the indebtedness, which in turn could lead to cross-defaults under the instruments governing the Corporation’s other indebtedness, including the 2016 Note Indenture governing the 2016 Notes, the indentures governing the AMCo Notes and the Covis Notes and the Existing Credit Agreement and the Extended Bridge Loans. This could result in the lenders under the Existing Credit Agreement terminating their commitments to lend the Corporation money and also result in the secured lenders foreclosing against the assets securing the Corporation’s borrowings, and the Corporation could be forced into bankruptcy or other insolvency proceedings.
The $200 million revolving credit facility currently available to the Corporation contains financial covenants and other restrictive covenants that limit the Corporation’s flexibility. The Corporation may not be able to comply with these covenants, which could result in the amounts outstanding under the facility becoming immediately due and payable.
The $200 million revolving credit facility currently available to the Corporation requires the Corporation to comply with a financial covenant when there are outstanding borrowings and drawn and unreimbursed letters of credit (excluding cash collateralized letters of credit) thereunder greater than 30% of the aggregate commitment amount of $200 million. Changes in the financial condition of the Corporation, including the impact of market forces, could limit the Corporation’s access to the maximum amount of the committed revolving facility. If the Corporation draws over 30% of the committed amount and fails to meet any covenants in its revolving facility and cannot secure a waiver of such failure, the lenders under the revolving facility would be entitled to exercise various rights, including causing the amounts outstanding under the entire Existing Credit Agreement to become immediately due and payable.
Degree of Leverage.
The Corporation’s leverage is significant and could have important consequences to investors, including: (i) the Corporation’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general business purposes, (ii) a larger portion of the Corporation’s cash flows being dedicated

Concordia International Corp.	48	2016 Annual Information Form

to the payment of the principal of and interest on, its indebtedness, thereby reducing the amount of funds available for other business purposes, and (iii) making the Corporation more vulnerable to a downturn in business or the economy in general. Any of these risks could have an adverse effect on the Corporation’s business, financial condition and results of operations and its ability to satisfy principal and interest obligations on its outstanding debt.
The Corporation’s ability to meet its debt service obligations contained in its debt agreements and to reduce its indebtedness beyond mandatory repayments will depend on available cash and future performance, which will be affected by financial, business, economic and other factors, including potential changes in laws or regulations, industry conditions, industry supply and demand balance, customer preferences, the success of the Corporation’s products and pressure from competitors. If the Corporation is unable to meet its debt service obligations or should it fail to comply with its financial and other restrictive covenants contained in the agreements governing its indebtedness, causing an event of default under the applicable indebtedness, the debt holders could accelerate the related debt and that may result in the acceleration of any other debt, leases or other obligations to which a cross-acceleration or cross-default provision applies. If the Corporation is required to repay its indebtedness before the applicable due dates, the Corporation may not have sufficient funds available to repay such indebtedness and it may be required to refinance all or part of its debt, sell important strategic assets at unfavorable prices, incur additional indebtedness or issue Common Shares or other equity securities. The Corporation may not be able to, at any given time, refinance its debt, sell assets, incur additional indebtedness or issue equity securities on terms acceptable to the Corporation, in amounts sufficient to meet its needs or at all. The Corporation’s inability to service its debt obligations or refinance its debt could have a material adverse effect on its business, financial condition and results of operations. Further, if the Corporation is unable to repay, refinance or restructure its indebtedness, the holders of such debt could proceed against the collateral securing that indebtedness or the Corporation could be required to file for bankruptcy or insolvency. Refinancing the Corporation’s indebtedness may also require it to expense previous debt issuance costs or to incur new debt issuance costs.
A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Corporation or its debt instruments, if any, could cause the liquidity or market value of the Common Shares to decline.
The Corporation’s various debt instruments have been rated by nationally recognized rating agencies and may in the future be rated by additional rating agencies. The Corporation cannot assure shareholders that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances relating to the basis of the rating, such as adverse changes in the Corporation’s business, so warrant. During October and November 2016, Moody’s and S&P revised their credit ratings on the Corporation and its debt securities. For example, Moody’s lowered the Corporation’s corporate credit rating from “B3” to “Caa1” and S&P revised the Corporation’s corporate outlook from “positive” to “negative”. (Refer to “Ratings” in this Annual Information Form for additional information concerning the Corporation’s credit ratings and changes to those ratings). Any downgrade, suspension or withdrawal of a rating by a rating agency (or any anticipated downgrade, suspension or withdrawal) could reduce the liquidity or market value of the Common Shares. Any future lowering of the Corporation’s ratings may make it more difficult or more expensive for the Corporation to obtain additional financing. If any credit rating initially assigned to the Corporation or its debt instruments is subsequently lowered or withdrawn for any reason, shareholders may lose some or all of the value of their investment.
The Corporation may not be able to secure additional financing.
The Corporation may need to raise additional funds through, among other ways, public or private debt or equity financings in order to: (i) fund ongoing operations; (ii) take advantage of opportunities, including more rapid expansion of the Corporation’s business or the acquisition of complementary businesses; (iii) respond to competitive pressures; or (iv) repay debt and other obligations. There can be no assurance that the Corporation will be able to raise the additional funding, or to raise such funding on economic or commercially reasonable terms, that it needs to fund ongoing operations, carry out its growth objectives, respond to competitive pressures or to repay its debt or other obligations. The Corporation cannot predict the size of future issuances of Common Shares or other securities or the effect, if any, that future issuances and sales of such securities will have on the market price of the Common Shares or value of other securities of the Corporation. Sales or issuances of substantial numbers of Common Shares or other securities by the Corporation, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares or the value of other securities of the Corporation.

Concordia International Corp.	49	2016 Annual Information Form

The Corporation is exposed to risks related to changes in interest rates.
The Corporation is exposed to risks related to changes in interest rates. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Corporation’s long term debt bears interest at floating rates and, as a result, is subject to interest rate cash flow risk resulting from market fluctuations in interest rates, which in turn could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation is subject to risks related to general commercial litigation, class actions, employment claims and other litigation claims, as well as potential administrative and regulatory actions, as part of its operations.
In the course of its business, the Corporation receives general commercial claims related to the conduct of its business and the performance of its products and services, employment claims and other litigation claims and regulatory actions and the Corporation has and may in the future become subject to class action claims. Litigation resulting from these claims and investigations could be costly and time-consuming and could divert the attention of management and other key personnel from the Corporation’s business and operations. The complexity of any such claims and investigations and the inherent uncertainty of commercial, class action, employment and other litigation and investigations increases these risks. In recognition of these considerations, the Corporation could suffer significant litigation expenses in defending any of these claims and investigations and may enter into settlement agreements. If the Corporation is unsuccessful in its defense of material litigation claims or regulatory investigations or is unable to settle the claims or regulatory investigations, the Corporation may be faced with significant monetary damage awards or other remedies against it including injunctive relief or commitments with regulatory authorities that could have a material adverse effect on the Corporation’s business, financial condition and results of operations. Administrative or regulatory actions against the Corporation or its employees could also have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation, and certain of its former and current executive officers are the subject of various class action complaints relating to the Corporation’s August 12, 2016 press release, whereby the Corporation revised its 2016 guidance.  The complaints allege that the Corporation issued false and misleading statements to investors and/or failed to disclose that: the Corporation was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss the action was filed by the Corporation on February 20, 2017.
The Corporation and certain of its former and current executive officers are also subject to a class action complaint alleging that the Corporation made false and/or misleading statements, as well as, failed to disclose material adverse facts about the Corporation’s business operations and prospects, in the Corporation’s Registration Statement, Prospectus and Supplemental Prospectus issued in connection with the Corporation’s secondary offering on September 30, 2015. Specifically, the claim alleges that the statements were false and/or misleading and/or failed to disclose that: (i) the Corporation was experiencing a substantial increase in market competition against Donnatal®, and other products; (ii) consequently the Corporation’s financial results would suffer and the Corporation would be forced to suspend its dividends; and (iii) as a result of the foregoing, the defendant’s statements about the Corporation’s business operations and prospects were false and misleading and/or lacked a reasonable basis. The Corporation has filed a motion to have this matter transferred to the Federal court hearing the class actions described immediately above.
The Corporation and certain of its former and current executive officers and certain members of the Board are subject to a securities class action filed in Quebec, Canada. The statement of claim alleges that the Corporation made materially false and misleading statements, and failed to disclose material information, from November 12, 2015 to August 11, 2016. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted. In all of the above class actions, the Corporation has retained counsel and intends to vigorously defend itself.
On October 25, 2016, the Corporation announced that the CMA was investigating various issues in relation to the UK pharmaceutical sector, and that the Concordia International segment was part of the inquiry. The investigation includes matters that pre-date the Corporation’s ownership of the Concordia International segment and relates to the Corporation’s

Concordia International Corp.	50	2016 Annual Information Form

pricing of certain products. The Corporation is fully cooperating with the investigation and the CMA has not reached a decision as to whether or not it may proceed with its investigation to any finding of a competition law violation.
On March 3, 2017, the Corporation announced that the CMA issued a statement of objections to a third party and one of the Corporation’s subsidiaries in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. The Corporation intends to respond in detail to the statement of objections and continues to cooperate fully with the CMA in the investigation. This investigation includes matters that pre-date the Corporation’s ownership of the Concordia International segment.
These class actions and regulatory investigations are costly and have, and will continue to, divert the attention of management and other key personnel from the Corporation’s business and operations. In addition, the damages, claims and/or regulatory fines (and any settlement amounts) that may result from these claims and investigations may be significant and could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, a finding of liability in any of the CMA’s investigations could result in follow on claims for damages, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation is subject to risks associated with the enforcement of anti-trust and competition laws.
Pharmaceutical companies in the U.S., the UK and other countries have faced lawsuits and investigations pertaining to violations of antitrust and competition laws. The Corporation’s drug products could be subject to antitrust or competition law challenges that, if successful, could affect the Corporation’s ability to set prices for its drug products or enter into agreements with respect thereto. A successful antitrust or competition law challenge against the Corporation could result in the imposition of significant fines by one or more authorities, and/or in decisions preventing the Corporation from further expanding its business, and/or third parties (such as competitors and customers) initiating civil litigation claiming damages caused by anticompetitive practices. A violation of any such law could result in civil penalties, regulatory fines, mitigation, significant capital expenditures or require changes in the Corporation’s business practices, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
On October 25, 2016, the Corporation announced that the CMA was investigating various issues in relation to the UK pharmaceutical sector, and that the Concordia International segment was part of the inquiry. The investigation includes matters that pre-date the Corporation’s ownership of the Concordia International segment and relates to the Corporation’s pricing of certain products.
On March 3, 2017, the Corporation announced that the CMA issued a statement of objections to a third party and one of the Corporation’s subsidiaries in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. The Corporation intends to respond in detail to the statement of objections and continues to cooperate fully with the CMA in the investigation. This investigation includes matters that pre-date the Corporation’s ownership of the Concordia International segment.
On February 9, 2015, the Corporation and its subsidiary, CPI, received a CID from the FTC regarding its attention deficit hyperactivity disorder product Kapvay®. The CID was a request for documents and information relating to CPI’s agreements with Par with respect to Kapvay® (the “Par Agreements”). While the Corporation maintains that the Par Agreements were lawful, the Corporation and CPI entered into a settlement agreement with the FTC. The settlement agreement with the FTC does not constitute an admission by CPI or the Corporation that they have violated the law. Under the terms of the settlement agreement, CPI is prohibited from enforcing the provision of the Par Agreements which entitle it to a royalty payment corresponding to Par’s sales of generic Kapvay® (for any period on or after June 25, 2015) and both CPI and the Corporation from entering any future agreement with a generic company that would prevent the marketing of an authorized generic version of a branded drug after all patents have expired on the drug. The Corporation and CPI will also be subject to standard antitrust compliance and reporting requirements. On October 20, 2015, the FTC accorded final approval to the settlement agreement.
On December 5, 2014, Covis Pharma S.à.r.l., received a subpoena from the U.S. Department of Justice, Antitrust Division, requesting certain documents relating to its product Lanoxin®. Pursuant to the Covis APA, the Corporation did not assume liabilities associated with any potential action arising in connection therewith and has a right to

Concordia International Corp.	51	2016 Annual Information Form

indemnification, under certain circumstances, for losses directly arising from any such action. However, to the extent market or regulatory conditions require the Corporation to alter its pricing of Lanoxin®, it could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation may be subject to regulatory or legislative initiatives that may influence the pricing of pharmaceutical products.
Following certain recent negative publicity surrounding the pricing of pharmaceutical drugs and an emphasis on healthcare reform in the United States and the UK, the Corporation’s ability to control the pricing of its products could be at risk. Current or future United States, UK or Canadian laws, or the laws applicable in other jurisdictions where the Corporation sells its products, may regulate, limit or otherwise influence the prices of pharmaceutical drugs, which could adversely affect the revenues generated by the Corporation’s products. Government mandated price reductions and/or other controls may be implemented to force price cuts by pharmaceutical companies on certain products. If price cuts are mandated, the Corporation may experience significant declines in revenues and profitability which could have a materially adverse effect on the Corporation’s business, financial condition and results of operations. On September 15, 2016, the UK Health Service Medical Supplies (Costs) Bill was introduced into the UK House of Commons. The proposed bill would amend and extend existing provisions of the National Health Service Act 2006 to help manage the cost of health service medicines. To the extent that this bill is passed into legislation and restricts certain aspects of the Concordia International segment’s operations (including, without limitation, the pricing of certain of the Corporations products), such effect could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
Legislative or regulatory reform of the healthcare system may affect the Corporation’s ability to sell its products profitably.
In the United States, the UK and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact the Corporation’s ability to sell its products profitably. The PPACA, may affect the operational results of companies in the pharmaceutical industry, including the Corporation, by imposing on them additional costs. For example, effective January 1, 2010, the PPACA increased the minimum Medicaid drug rebates for pharmaceutical companies, expanded the 340B drug discount program, and made changes that impact the Medicare Part D coverage gap. The law also revised the definition of “average manufacturer price” for reporting purposes, which has the potential to impact the amount of the Corporation’s Medicaid drug rebates to states. Beginning in 2011, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products.
The PPACA also added substantial new provisions affecting compliance therewith, some of which may require the Corporation to modify its business practices with health care practitioners. Pharmaceutical manufacturers are required to comply with the United States federal Physician Payments Sunshine Act, which was passed as part of the PPACA and which requires pharmaceutical companies to monitor and report payments, gifts, the provision of samples and other remuneration made to physicians and other health care professionals and health care organizations.
The Corporation is unable to predict the future course of federal or state health care legislation, nor foreign regulations relating to the marketing, pricing and reimbursement of pharmaceutical products. In the UK, the PPRS price reimbursement of branded medicines and the Drug Tariff price reimbursement of generic medicines remain under active review. (See “Concordia International – Medicines Optimization” in this Annual Information Form. A variety of federal and state agencies are in the process of implementing the PPACA, including through the issuance of rules, regulations or guidance that materially affect the Corporation’s business. The risk of the Corporation being found in violation of these rules and regulations is increased by the fact that many of them have not been fully interpreted by applicable regulatory authorities or the courts, and their provisions are open to a variety of different interpretations. The PPACA and further changes to health care laws or regulatory framework in any federal, state or foreign jurisdiction that reduce the Corporation’s revenues or increase the Corporation’s costs could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation’s business is subject to limitations imposed by government regulations.
In domestic and foreign markets, the formulation, manufacturing, packaging, labeling, handling, distribution, importation, exportation, licensing, sale and storage of the Corporation’s products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and other constraints, which are beyond the

Concordia International Corp.	52	2016 Annual Information Form

Corporation’s control. For example, the Corporation is required to comply with regulations and guidance provided by the FDA with respect to the Drug Supply Chain and Security Act, particularly in respect of serialization initiatives. Such laws, regulations, determinations, decisions and other constraints may exist at all levels of government. There can be no assurance that the Corporation is or will be in compliance with all of these laws, regulations, determinations, decisions and other constraints. Failure to comply with these laws, regulations, determinations, decisions and other constraints or new laws, regulations, determinations, decisions or other constraints could lead to the imposition of significant penalties or claims and could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, the adoption of new laws, regulations, determinations, decisions or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead the Corporation to discontinue product sales and may have an adverse effect on the marketing of the Corporation’s products, resulting in significant loss of sales and which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
In the United States, the FDA perceives any written or verbal statement used to promote or sell a product that associates a drug with a disease for which the drug does not have an approved indication (whether written by the Corporation, the content of a testimonial endorsement or contained within a scientific publication) to be evidence of intent to promote the drug “off-label” thereby misbranding the drug. If any such evidence is found with respect to any of the Corporation’s products, the FDA may take action against the Corporation, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products so promoted, and civil and criminal prosecution of the Corporation’s executives. Similar legislation and regulation is in place in the foreign jurisdictions in which the Corporation operates. Any such actions could have a detrimental effect on sales and could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
Other legislation or regulatory proposals may affect the Corporation’s revenues and profitability.
Existing and proposed changes in the laws and regulations affecting public companies may cause the Corporation to incur increased costs as the Corporation evaluates the implications of new rules and responds to new requirements. Failure to comply with new rules and regulations could result in enforcement actions or the assessment of other penalties. New laws and regulations could make it more difficult to obtain certain types of insurance, including director’s and officer’s liability insurance, and the Corporation may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, to the extent that such coverage remains available. The impact of these events could also make it more difficult for the Corporation to attract and retain qualified persons to serve on the Board, or as executive officers. The Corporation may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause the Corporation’s general and administrative costs to increase beyond what the Corporation currently has planned. Although the Corporation evaluates and monitors developments with respect to new rules and laws, the Corporation cannot predict or estimate the amount of the additional costs the Corporation may incur or the timing of such costs with respect to such evaluations and/or compliance and cannot provide assurances that such additional costs will render the Corporation compliant with such new rules and laws.
Products representing a significant amount of the Corporation’s revenue are not protected by patent or data exclusivity rights or are nearing the end of their exclusivity period. In addition, the Corporation has faced generic competition in the past and expects to face additional generic competition in the future.
A significant number of the products sold by the Corporation have no exclusivity protection via patent or data exclusivity rights or are protected by patents or regulatory exclusivity periods that will be expiring in the near future. These products represent a significant amount of the Corporation’s revenue. Without exclusivity protection, competitors face fewer barriers in introducing competing products. Upon the expiration or loss of patent protection for the Corporation’s products, or upon the “at-risk” launch (despite pending patent infringement litigation against the generic product) by a generic competitor of a generic version of the Corporation’s products (which may be sold at significantly lower prices than the Corporation’s products), the Corporation could lose a significant portion of sales of that product in a very short period. If sales of the Corporation’s products were to increase substantially, competitors may be more likely to develop generic formulations that compete directly with the Corporation’s products. The introduction of competing products (including generic products) could have a material adverse effect on the Corporation’s business, financial condition and results of operations. For example, the Corporation has recently faced increased competitive pressures on some of its key products, Donnatal®, Plaquenil® AG and Nilandron®. These competitive pressures have negatively impacted,

Concordia International Corp.	53	2016 Annual Information Form

and may continue to negatively impact, the Corporation’s business, financial condition and results of operations, and the Corporation may not be able to address these impacts or competitive pressures in a timely manner or at all. In addition, these competitive pressures have resulted in the Corporation having to take significant impairments on its assets. The Corporation may be required to take additional impairments on its assets in the event that these conditions continue to effect the Corporation’s business, financial condition and operations.
In addition, third parties may now or in the future sell or attempt to sell unapproved products and/or counterfeit products that compete with the Corporation’s existing and/or future products. In such circumstances, upon the Corporation becoming aware of such unapproved products and/or counterfeit products, the Corporation could, depending on the specific circumstances, initiate legal proceedings against such third parties for claims relating to, among other things, unfair competition and/or seeking to enforce and maintain the Corporation’s proprietary rights in its products. Such legal proceedings could require significant time of the Corporation’s management which would be diverted from other activities, and could result in the Corporation incurring substantial legal costs. If the Corporation is not successful in such legal proceedings and/or such third parties continue to sell unapproved or counterfeit products, the Corporation could lose a significant portion of sales of its products in a very short period as well as the goodwill associated with the Corporation’s products. Accordingly, the introduction of third party unapproved and/or counterfeit products could have a material adverse effect on the Corporation’s business, financial condition and results of operations. (See “Legal Proceedings and Regulatory Matters” in this Annual Information Form). The recent introduction of an unapproved version of the Corporation’s product Donnatal® has resulted in a loss of market share for Donnatal®, which has and could continue to have a material adverse effect on the Corporation’s business, financial condition and results of operation.
The illegal sale or distribution by third parties of counterfeit versions of the Corporation’s products could have a negative impact on the Corporation’s business.
Pharmaceutical products are vulnerable to counterfeiting. Third parties may illegally produce and distribute counterfeit versions of the Corporation’s products that are below the various manufacturing and testing standards the Corporation’s products undergo. Counterfeit products are often unsafe, ineffective, and potentially life-threatening. As many counterfeit products may be visually indistinguishable from their authentic versions, the presence of counterfeit products could affect overall consumer confidence in the authentic product. A public loss of confidence in the integrity of pharmaceutical products in general, or in any of the Corporation’s products due to counterfeiting could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation is subject to risks related to the regulatory environment in respect of Donnatal®.
Currently, the Corporation markets its Donnatal® products as the owner of the conditionally approved ANDA for Donnatal® and as a party to the unresolved Notice of Opportunity Hearing for anticholinergic and barbiturate combination drug products. The Corporation makes no assurances that the FDA will not seek to begin a hearing process to remove these products from the market. If this were to happen it could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
A.H. Robins Company, Inc. (“Robins”) began marketing Donnatal®, an anticholinergic and barbiturate combination drug used to treat gastrointestinal problems, in the 1940s. Because certain anticholinergic and barbiturate combination drug products were on the market with safety-only NDAs or were identical, related, or similar to products on the market with safety-only NDAs, the FDA included these products in the DESI review program. On June 20, 1978, the FDA issued a Federal Register notice requiring manufacturers of anticholinergic/barbiturate combinations involved in this DESI hearing to obtain an approved NDA or ANDA, and conduct clinical trials to support the efficacy of these products. On December 30, 1980, Robins, after already conducting clinical trials, obtained conditionally approved ANDAs for Donnatal® Tablets, Donnatal® Elixir, and Donnatal® Capsules from the FDA. On May 6, 1983, the FDA published a Federal Register notice revoking the exemption for continued marketing for anticholinergic/barbiturate combination products based on its review of the submitted studies and proposed to, but did not, withdraw approval of the ANDAs for these products including for Donnatal® Tablets, Donnatal® Elixir, and Donnatal® Capsules. In response to this 1983 notice, Robins requested a hearing regarding its Donnatal® Tablets, Donnatal® Elixir, and Donnatal® Capsules and submitted additional data regarding these products.
On December 22, 2011, the FDA formally recognized the transfer of the ANDAs for Donnatal® Tablets, Donnatal® Elixir, and Donnatal® Capsules from Wyeth to PBM Pharmaceuticals, Inc. and recognized that the ANDAs were still

Concordia International Corp.	54	2016 Annual Information Form

in effect. On July 24, 2012, through a Federal Register notice, the FDA acknowledged the original requests for hearings were still in effect. On May 15, 2014, PBM Pharmaceuticals, Inc. completely transferred all rights relating to Donnatal® to the Corporation. See “General Development of the Business – Acquisitions – Donnatal®”.
The Corporation may be unsuccessful in evaluating material risks involved in completed and future acquisitions and in-licensing arrangements.
The Corporation regularly reviews acquisition and in-licensing opportunities and as part of the review, conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any acquisition or in-licensing arrangement. Despite the Corporation’s efforts, it may be unsuccessful in identifying and/or evaluating all such risks. As a result, the Corporation may not realize the expected benefits and synergies of any given acquisition or in-licensing arrangement. If the Corporation fails to realize the expected benefits and/or synergies from one or more acquisitions or in-licensing arrangements, or does not identify all of the risks associated with a particular acquisition or in-licensing arrangement, this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
In addition, while the Corporation has structured many of its acquisitions as asset purchases, it may fail to discover liabilities of any acquired companies for which it may be responsible as a successor owner or operator despite any investigation made prior to the acquisition. Such discoveries may divert significant financial, operational and managerial resources from existing operations, and could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation may be unable to identify, acquire or integrate acquisition targets and in-licensing arrangements successfully.
Part of the Corporation’s business strategy includes identifying, acquiring and integrating businesses, products, pharmaceuticals or other assets that the Corporation believes are complementary to its existing businesses, products, pharmaceuticals or other assets, and forming strategic alliances, joint ventures and other business combinations, to help drive future growth. The Corporation may also in-license new products or pharmaceuticals.
Acquisitions or similar arrangements may be complex, time consuming and expensive. The Corporation may enter into negotiations for an acquisition but determine not to, or be unable to, complete any particular acquisition or other arrangement, which could result in a significant diversion of management and other employee time, as well as substantial out-of-pocket fees and costs. In addition, in these circumstances, the Corporation could be subject to certain additional risks including that the market price of the Common Shares may reflect a market assumption that any such acquisition or other arrangement will occur, and a failure to complete such acquisition or other arrangement could result in a negative market perception regarding the Corporation’s ability to complete an acquisition and/or its business generally, resulting in a decline in the market price of the Common Shares and value of any other securities of the Corporation.
If an acquisition or other arrangement is completed, the integration into the Corporation’s business with the business, product or asset that is so acquired or subject to such other arrangement may also be complex and time-consuming and, if any such business, product and/or asset is not successfully integrated, the Corporation may not achieve the anticipated benefits, cost-savings or growth opportunities and may experience other opportunity costs. Potential difficulties that may be encountered during the integration process include, but are not limited to the following:

•	integrating personnel, operations and systems, while maintaining a focus on selling and marketing existing and newly-acquired businesses, products and/or assets;

•	coordinating geographically dispersed organizations;

•	understanding the complexities of regulatory regimes and laws in new jurisdictions;

•	focusing management and employees on continued operations;

•	retaining existing customers and attracting new customers;

•	managing new products with which the Corporation has limited or no experience; and

•	identifying and managing inefficiencies associated with integrating the operations of the Corporation’s business.
Furthermore, these acquisitions and other arrangements, even if successfully integrated, may not advance or enhance the Corporation’s business strategy as anticipated (or to an extent that the cost of such acquisitions and other arrangements would be justified), and they may expose the Corporation to increased competition or challenges with respect to the

Concordia International Corp.	55	2016 Annual Information Form

Corporation’s products or geographic markets and expose the Corporation to additional liabilities, including regulatory, litigation, tax and successor liability risks, associated with any business, product or other asset that is acquired or subject to such other arrangement. Any one of these challenges or risks could impair the Corporation’s ability to realize any benefit from any such acquisition or other arrangement and this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation could fail to successfully integrate the Concordia International segment into the business of the Corporation.
The success of the AMCo Acquisition will depend, in part, on the ability of the Corporation to realize the anticipated benefits, accretion and synergies from integrating the Concordia International segment’s business into the businesses of the Corporation. If the Corporation is not able to achieve these objectives in whole or in part, or is not able to achieve these objectives on a timely basis, the anticipated benefits of the AMCo Acquisition may not be realized fully or at all. In addition, the actual integration of Concordia International may result in additional and unforeseen expenses, which could reduce the anticipated benefits, accretion and synergies of the AMCo Acquisition, and may also result in additional and unforeseen matters that require the attention of management, which could divert management’s focus and the Corporation’s resources from other strategic opportunities and operational matters. Failure to successfully integrate Concordia International’s business for any of these reasons could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation may be unable to realize anticipated cost synergies or may incur additional and/or unexpected costs in order to realize them.
There can be no assurance that the Corporation will be able to realize synergies from the AMCo Acquisition in any anticipated amounts or within anticipated timeframes, or at all. The Corporation may implement cost saving initiatives at the combined company in the expectation that it will result in annual cost synergies. The Corporation may incur costs to achieve such synergies. These or any other costs or synergies that the Corporation realizes may differ materially from the Corporation’s estimates and expectations. The Corporation cannot provide assurances that anticipated cost or other synergies will be achieved or that its programs and improvements will be completed as anticipated or at all. In addition, any cost synergies that the Corporation realizes may be offset, in whole or in part, by reductions in revenues or through increases in other expenses. Neither the Corporation’s independent auditors nor any other independent auditors, have examined, compiled or performed any procedures with respect to synergies, nor have they expressed any opinion, or any other form of assurance on such information or their achievability. Assumptions relating to cost or other synergies involve subjective decisions and judgments.
The Corporation relies on third parties to manufacture its products and its products could be subject to manufacturing or supply difficulties.
The Corporation does not have the internal capability to manufacture pharmaceutical products and relies on third parties to manufacture its products. In relation to some of the Corporation’s products, there is only one third-party manufacturer under contract. The Corporation cannot be certain that manufacturing sources will continue to be available or that it can continue to out-source the manufacturing of its products on reasonable or acceptable terms or at all. Any loss of a manufacturer or any difficulties that could arise in the manufacturing process could significantly affect inventories and supply of products available for sale. If the Corporation is unable to supply sufficient amounts of its products to customers on a timely basis, its market share and/or revenues could decrease. If any of the Corporation’s third-party manufacturers are unable to manufacture its products or the manufacturing process is interrupted for any reason, it could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
All of the Corporation’s contract manufacturers must comply with the applicable regulations of the FDA, EMA and other applicable regulatory authorities, which include quality control and quality assurance requirements, as well as the corresponding maintenance of records and documentation and manufacture of products according to the specifications contained in the applicable regulatory file. If any of the Corporation’s contract manufacturers do not or cannot comply with these requirements, the availability of marketed products for sale could be substantially reduced. In addition, the facilities of the Corporation’s contract manufacturers must be inspected and found to be in full compliance with current good manufacturing practices and quality system management requirements or similar practices and requirements in applicable jurisdictions. The failure of any of the Corporation’s contract manufacturers to comply with such regulations or quality system management requirements can result in enforcement action by the FDA or other

Concordia International Corp.	56	2016 Annual Information Form

applicable regulatory authorities, including, but not limited to, warning letters, fines, injunctions, civil or criminal penalties, recall or seizure of products, total or partial suspension of production or importation, suspension or withdrawal of regulatory approval for approved or in-market products, refusal of the government to renew marketing applications or approve pending applications or supplements, suspension of ongoing clinical trials, imposition of new manufacturing requirements, closure of facilities and criminal prosecution. If any of the Corporation’s contract manufacturers becomes subject to any enforcement action or proceeding, this could lead to a material delay or suspension in production of one or more of the Corporation’s products, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
In addition, the Corporation’s business could suffer if certain manufacturing or other equipment of any of its contract manufacturers, or all or a portion of such contract manufacturer’s facilities, were to become inoperable for any period of time. This could occur for various reasons, including catastrophic events, such as hurricanes, earthquakes or other natural disasters, explosions, environmental accidents, pandemics, quarantine, equipment failures or delays in obtaining components or replacements, construction delays or defects, labour disturbances and other events, which are outside of the Corporation’s control. The Corporation could experience substantial production delays or inventory shortages in the event of any such occurrence until its applicable contract manufacturers repair such equipment or facility or build or locate replacement equipment or a replacement facility, as applicable, and seek to obtain necessary regulatory approvals for all of such replacements or otherwise resolve the issue. Any interruption in the manufacture of the Corporation’s products could affect the sales of the Corporation’s products and could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
If the Corporation encounters delays or difficulties with any of its contract manufacturers, packagers or distributors, sales of the Corporation’s products could be delayed or reduced and the Corporation may encounter difficulties in obtaining alternative contracts for such services. If the Corporation changes the source or location of supply or modifies the manufacturing process, regulatory authorities may require the Corporation to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that were conducted. If the Corporation is unable to demonstrate this equivalence, the Corporation will be unable to have its products manufactured by such new source or from such location of supply, or use the modified process, and the Corporation may have incurred substantial expenses in seeking to ensure equivalence, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Corporation has and may in the future pursue strategic partnerships, including product supply arrangements with certain manufacturers and/or distributors which could be affected by any of the foregoing matters. To the extent that such arrangements are material to the Corporation, the aforementioned risks could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
In many cases, the Corporation relies on third parties to perform distribution, logistics, invoicing, regulatory and sales services for its products.
In many cases, the Corporation relies on third parties to provide distribution, logistics, invoicing, regulatory and sales services including warehousing of finished products, accounts receivable management, billing, collection, record keeping and processing of invoices (including with insurance companies). If the third parties cease to be able to provide the Corporation with these services or do not provide these services in a timely or professional manner, or if contracts with such third parties are terminated for any reason, the Corporation may not be able to successfully manage the logistics associated with distributing and selling its products which could result in a delay or interruption in delivering products to its customers and could impact product sales and revenues or the Corporation’s ability to integrate new products into its business, any of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
In addition, the supply of the Corporation’s products to its customers (or, in some cases, supply from the Corporation’s contract manufacturers to the Corporation) is subject to and dependent upon the use of transportation services and third party distribution facilities. Such supply chain logistics result in the Corporation not being in control of its products at all times, while maintaining liability for such products. Moreover, transportation services or third party distribution facilities may be disrupted (including as a result of weather conditions or due to technical, labour or other difficulties or conditions), any of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Concordia International Corp.	57	2016 Annual Information Form

There can be no assurance that the Corporation may not be treated as a “passive foreign investment company” under the U.S. Internal Revenue Code. If the Corporation were treated as a PFIC, such treatment could result in adverse tax consequences for investors in the United States.
There can be no assurance that the Corporation may not be treated as a PFIC under the U.S. Internal Revenue Code. If the Corporation were treated as a PFIC, such treatment could result in adverse tax consequences for investors in the United States.
Certain adverse tax consequences could apply to a U.S. holder if the Corporation were treated as a PFIC for any taxable year during which the U.S. holder owns the Corporation’s shares. The Corporation believes that it is not currently a PFIC and is not likely to become a PFIC in the foreseeable future. The determination of whether it is a PFIC, however, is made annually as of the close of each taxable year. Because the determination whether a non-U.S. corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the U.S. Internal Revenue Service might not agree that the Corporation is not a PFIC. Moreover, no assurance can be given that the Corporation would not become a PFIC for any future taxable year if there were to be changes in Concordia’s assets, income or operations.
The Corporation’s effective tax rates may increase.
The Corporation has operations in various countries that have differing tax laws and rates. The Corporation’s tax position is supported by tax laws in the countries in which the Corporation operates and the application of tax treaties between the various countries in which the Corporation operates. Subject to limitation periods prescribed by the relevant local country tax law, the Corporation’s income tax position is and will continue to be subject to audit by domestic and foreign tax authorities. The Corporation’s effective tax rate (being the tax rate implied by dividing taxes for the period per the statement of income by net income before taxes for the same period) may change from year to year based on changes in the mix of activities and income earned among the different jurisdictions in which the Corporation operates; changes in tax laws in these jurisdictions; changes in the tax treaties between various countries in which the Corporation operates; changes in the Corporation’s eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in a substantial increase to the Corporation’s effective tax rate.
The Corporation’s calculation of income taxes in the period is based on actual results of commercial activities and prudent judgement of estimates made by management of the Corporation. The Corporation makes estimates and judgments based on the Corporation’s knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to the Corporation’s business, in determining its calculation of income taxes in the period. However, the Corporation enters into many transactions and arrangements in the ordinary course of business where the tax treatment that may be proposed by tax authorities may sometimes differ from the Corporation’s expected tax treatment. To the extent that a tax authority proposes a tax treatment that differs from that of the Corporation’s, the proposal, an alternative agreed amount or an amount determined by a third party will impact the calculation of income taxes and thus alter the Corporation’s financial position.
The Corporation may not be able to protect and maintain its intellectual property and licensing arrangements, which could impact the Corporation’s ability to compete in its targeted markets and lead to uncertainty regarding the applicability of the Corporation’s proprietary information.
The Corporation’s success will depend in part on its ability to protect and maintain intellectual property rights and licensing arrangements for its products. No assurance can be given that the Corporation’s intellectual property rights or the licenses used by the Corporation will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide any competitive advantage to the Corporation. The Corporation’s success will also depend in part on the Corporation not infringing patents or proprietary rights of others and not breaching the licenses granted to it. There can be no assurance that the Corporation will be able to obtain a license to any third party technology that may be required to conduct the Corporation’s business or that such technology can be licensed at a reasonable cost. There is no certainty that the Corporation will not be challenged by the applicable licensors for non-compliance with its existing or future licensing arrangements. Consequently, licensing arrangements could be withdrawn or otherwise terminated with no compensation or other monetary payment made to the Corporation.
The Corporation relies on trade secrets, know-how and other proprietary information, as well as requiring employees and certain other third parties (including suppliers) to sign confidentiality agreements. However, these confidentiality

Concordia International Corp.	58	2016 Annual Information Form

agreements may be breached and the Corporation may not have adequate remedies for such breaches. Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to the Corporation’s proprietary information and adopt it in a competitive manner.
Any loss of intellectual property protection or issues that arise in respect of third-party technology required by the Corporation could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements.
The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against the Corporation. In addition, third-party collaborators and licensees may not protect the Corporation from product liability claims.
The Corporation currently maintains product liability insurance in connection with the marketing of its products. The Corporation may not be able to obtain or maintain adequate protection against potential liabilities arising from product sales. In addition, the Corporation could become subject to potential liabilities as successor owner of an asset, product or business (even if not specifically assumed by the Corporation). In such circumstances, the Corporation’s insurance policies may not provide enough coverage for such liabilities. If the Corporation is unable to obtain sufficient levels of insurance at acceptable cost or otherwise protect against potential product liability claims, the Corporation will be exposed to product liability claims. A successful product liability claim in excess of the Corporation’s insurance coverage could have a material adverse effect on the Corporation’s business, financial condition and results of operations and prevent or interfere with the Corporation’s product commercialization efforts. In addition, any successful claim may prevent the Corporation from obtaining adequate product liability insurance in the future on commercially desirable terms or at all. Even if a claim is not successful, defending such a claim may be time-consuming and expensive. Product liability claims, whether or not merited, could also result in negative perception of the Corporation and its products, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation is subject to risks related to patent infringement actions.
The Corporation could become involved in patent infringement actions, which are uncertain, costly and time-consuming and could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The pharmaceutical industry historically has generated and continues to generate substantial litigation concerning the manufacture, use and sale of products. As a result, patents related to the Corporation’s products could be challenged, and the Corporation’s patents may not be upheld. In order to protect or enforce patent rights, the Corporation may initiate litigation against third parties. If the Corporation is not successful in defending an attack on its patents and maintaining exclusive rights to market one or more of the Corporation’s products that are under patent protection, the Corporation could lose a significant portion of sales in a very short period.
The Corporation could also become subject to infringement claims by third parties and may have to defend against charges that the Corporation’s products infringed patents or the proprietary rights of third parties. If the Corporation infringes the intellectual property rights of others, the Corporation could lose its right to develop, manufacture or sell products, including its generic products, or could be required to pay monetary damages or royalties to license proprietary rights from third parties. The outcomes of patent infringement actions are uncertain and such infringement actions are costly and divert technical and management personnel from their normal responsibilities.
The majority of the Corporation’s assets and subsidiaries are incorporated outside of Canada and the U.S.
The majority of the Corporation’s assets and subsidiaries are located outside of Canada and the U.S. In addition, some of the Corporation’s directors and officers are nationals and/or residents of countries other than Canada and the U.S., and all or a substantial portion of such persons’ assets may be located outside of Canada and the U.S. As a result, it may be difficult for investors to enforce, within Canada or the U.S., any judgments obtained against the Corporation or the Corporation’s non-resident officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of Canada or any province thereof or claims predicated upon U.S. securities laws. Consequently,

Concordia International Corp.	59	2016 Annual Information Form

investors effectively may be prevented from pursuing remedies against the Corporation under Canadian and U.S. securities laws.
The Corporation depends on key managerial personnel for its continued success.
The Corporation is highly dependent upon qualified managerial personnel. The Corporation’s current and anticipated growth may require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, the Corporation may not be able to attract and retain the qualified personnel necessary for the development of the Corporation’s business. The Corporation must continue to retain and motivate executives, including the Corporation’s Chief Executive Officer, Allan Oberman, and other key employees, and the Corporation may also need to recruit additional key executives. The loss of the services of existing personnel, as well as the failure to recruit additional key executives in a timely manner, could harm the Corporation’s business development programs and the Corporation’s ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees, and generate revenues, which in turn could have a material adverse effect on the Corporation’s business, financial condition and results of operations. There is no key person life insurance on any of the Corporation’s employees.
Enforcement of judgments against foreign persons may not be possible.
Canadian investors in Common Shares should be aware that certain officers and directors named in this Annual Information Form, are located outside of Canada and, as a result, it may not be possible for Canadian investors in Common Shares to effect service of process within Canada upon these persons. All or a substantial portion of the assets of these persons are likely to be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against such persons in Canada or to enforce a judgment obtained in Canadian courts against such persons outside of Canada.
U.S. investors in Common Shares should be aware that certain officers and directors named in this Annual Information Form, as well as certain of the experts named in this Annual Information Form, are located outside the United States and, as a result, it may not be possible for U.S. investors in Common Shares to effect service of process within the United States upon these persons. All or a substantial portion of the assets of these persons are likely to be located outside of the United States and, as a result, it may not be possible to satisfy a judgment against such persons in the United States or to enforce a judgment obtained in U.S. courts against such persons outside of the United States.
The Corporation’s marketed drugs will be subject to ongoing regulatory review.
Following initial regulatory approval of any products that the Corporation or its partners may develop, in-license or acquire, the Corporation will be subject to continuing regulatory review by various government authorities in those countries where the Corporation’s products are marketed or intended to be marketed, including the review of adverse drug events and clinical results that are reported after product candidates become commercially available. If the Corporation fails to comply with the regulatory requirements in those countries where its products are sold, the Corporation could lose its marketing approvals or be subject to fines or other sanctions. In addition, incidents of adverse drug reactions, unintended side effects or misuse relating to the Corporation’s products could result in additional regulatory controls or restrictions, or even lead to the regulatory authority requiring the Corporation to withdraw the product from the market. Further, if faced with these incidents of adverse drug reactions, unintended side effects or misuse relating to the Corporation’s products, the Corporation may elect to voluntarily implement a recall or market withdrawal of the product. A recall or market withdrawal, whether voluntary or required by a regulatory authority, may involve significant costs to the Corporation, potential disruptions in the supply of the Corporation’s products to its customers and reputational harm to the Corporation’s products and business, all of which could harm the Corporation’s ability to market its products and could have a material adverse effect on the Corporation’s business, financial condition and results of operations. Also, as a condition to granting marketing approval of a product, the applicable regulatory agencies may require a company to conduct additional clinical trials, the results of which could result in the subsequent loss of marketing approval, changes in product labeling or new or increased concerns about side effects or efficacy of a product.

Concordia International Corp.	60	2016 Annual Information Form

The Corporation is subject to risks associated with compliance with regulations related to marketing, promotional and pricing practices.
The marketing, promotional and pricing practices of pharmaceutical companies, as well as the manner in which companies, in-house or third-party sales forces interact with purchasers, prescribers and patients, are subject to extensive regulation, any breach of which may result in the imposition of civil and/or criminal penalties, injunctions, and/or limitations on marketing practices for the Corporation’s products. Many companies have been the subject of claims related to these practices asserted by applicable authorities. These claims historically have resulted, and any future claims could result, in fines and other consequences.
Companies may not promote drugs for “off-label” uses, that is, uses that are not described in the product’s labeling and that differ from those approved by the FDA or other applicable regulatory agencies. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. In addition, management’s attention could be diverted from business operations and the Corporation’s reputation could be damaged.
The Corporation’s business is operated in numerous foreign countries that may be subject to a higher degree of political, social and economic risk.
The Corporation’s business is currently conducted in over 90 countries, whereas the business of the Corporation historically has been conducted predominantly in the United States. A number of risks are inherent in international operations, including risks associated with: (i) foreign currency fluctuations and devaluations; (ii) political, social, security and economic instability in foreign countries; (iii) changes in and compliance with local laws and regulations or uncertainty regarding the interpretation and/or application of applicable laws, including export and import control laws, sanctions regulations, tax laws, labour laws, employee benefits, currency restrictions and other requirements; (iv) differences in tax regimes and potentially adverse tax consequences of operating in foreign countries or unfavourable or arbitrary tax enforcement; (v) customizing products for foreign countries; (vi) legal uncertainties regarding liability, export and import restrictions, tariffs and other trade barriers; (vii) changes in governmental regulations regarding currency or price controls, profit repatriation, labour, or health and safety matters; (viii) hiring qualified foreign employees; and (ix) difficulty in accounts receivable collection and longer collection periods. Accordingly, the Corporation’s exposure to risks involved with operating in foreign countries has increased since the completion of the AMCo Acquisition, which could have a material adverse effect on the Corporation’s business, financial conditions and results of operations.
The Corporation currently conducts certain of its operations through foreign subsidiaries and certain of its assets are held in such entities.
The Corporation currently conducts certain of its operations through foreign subsidiaries and certain of its assets are held in such entities. The ability of such subsidiaries to make payments to the Corporation may be constrained by certain factors including the level of taxation, particularly corporate profits and withholding taxes, in the countries in which they operate. Any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Corporation’s ability to fund its operations. Any such limitations, or the perception that such limitations may exist now or in the future, could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation is subject to risks related to “fraud and abuse” laws, anti-bribery laws, environmental laws and privacy and security regulations.
Pharmaceutical companies in the United States and elsewhere have faced lawsuits and investigations pertaining to violations of health care “fraud and abuse” laws, such as the federal False Claims Act, the federal Foreign Corrupt Practices Act, the UK’s Bribery Act, Anti-Kickback Statutes, and other state and federal laws and regulations. The Corporation is also subject to increasingly strict data privacy and security laws in the United States and in other countries, the violation of which could result in fines and other sanctions. The United States Department of Health and Human Services Office of Inspector General recommends, and increasingly states require, pharmaceutical companies to have comprehensive compliance programs and to disclose certain payments made to healthcare providers or funds spent on marketing and promotion of drug products. The United States federal government has published regulations that identify “safe harbour” or exemptions for certain payment arrangements that do not violate the Anti-Kickback Statutes. In other jurisdictions, such as the UK, no such “safe harbour” exemptions exist. While the Corporation has developed corporate

Concordia International Corp.	61	2016 Annual Information Form

compliance programs based on what the Corporation believes to be current best practices, the Corporation cannot assure investors that its employees or agents are or will be in compliance with all applicable federal, state or foreign regulations and laws. If the Corporation or any of its employees or agents are in violation of any of these requirements or any such actions are instituted against the Corporation, and the Corporation is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Corporation’s business, including the imposition of significant fines, the exclusion of the Corporation from federal healthcare programs and other sanctions.
Anti-Kickback Statutes and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business or a business advantage. Certain of the Corporation’s policies mandate compliance with these anti-bribery laws. The Corporation may operate in many parts of the world that have experienced governmental corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require the Corporation to interact with doctors and hospitals, some of which may be state controlled, in a manner that is different than in the United States and Canada. The Corporation cannot assure investors that its internal control policies and procedures will protect the Corporation from reckless or criminal acts committed by its employees or agents. Violations of any of these laws, or allegations of such violations, could disrupt the Corporation’s business and result in criminal or civil penalties or remedial measures, any of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation is also subject to various privacy and security regulations, including but not limited to HIPAA, as amended by the United States federal Health Information Technology for Economic and Clinical Health Act of 2009. HIPAA mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common health care transactions (e.g. health care claims information and plan eligibility, referral certification and authorization, claims status, plan enrolment, coordination of benefits and related information), as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. In addition to many other jurisdictions, several states have enacted comparable laws addressing the privacy and security of health information, some of which are more stringent than HIPAA. Failure to comply with any of these laws could result in the imposition of significant civil and criminal penalties. The costs of compliance with these laws or similar laws in other countries and the potential liability associated with any failure to comply with these laws could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
If the Corporation is deemed to be in violation of applicable sanctions laws and regulations, its reputation, business, results of operations and financial condition could be adversely affected.
Various governments and supranational organizations, including Canada, the United States and the UK, maintain economic sanctions targeting various countries, persons and entities. These sanctions regimes vary. In some cases, the sanctions may amount to a near-absolute prohibition on trade and investment with or involving the sanctions target for persons required to comply with the sanctions laws. In other cases, only specific goods, services or other dealings may be prohibited. As a result of the AMCo Acquisition, the Corporation operates in and has sales into various jurisdictions in which the Corporation did not previously operate or have sales, including territories such as Iran, Iraq and Sudan which have been the subject of international sanctions in recent years. Further sanctions may be imposed in the future. The Corporation will seek to comply with all applicable sanctions but the Corporation cannot assure investors that its internal control policies and procedures will protect the Corporation from reckless or criminal acts committed by its employees or agents. The Corporation may have to cease certain operations or the sale of certain products if and to the extent that such operations or the export of such products would be in violation of the sanctions laws and regulations of Canada, the United States, the UK or other applicable laws and regulations with which the Corporation is required to comply. If the Corporation is deemed to be in violation of applicable sanctions laws and regulations, whether due to ongoing business or business conducted in the past, or to have engaged in any conduct that is sanctionable, the Corporation could be subject to sanctions or other governmental actions that could lead to civil or criminal penalties, including fines. In addition, such violations or engaging in such conduct could damage the Corporation’s reputation. All of the foregoing could have a material adverse effect on Concordia’s business, results of operations and financial condition.

Concordia International Corp.	62	2016 Annual Information Form

Failure to obtain or maintain orphan drug exclusivity could impact revenues.
If the Corporation fails to obtain or maintain orphan drug exclusivity for some or all of the Corporation’s products, the Corporation’s competitors may sell products to treat the same conditions and the Corporation’s revenues could be reduced. As part of its business strategy, the Corporation may acquire or in-license some drugs that may be eligible for FDA and EU orphan drug designation. Under the ODA, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States. The company that first obtains FDA approval for a designated orphan drug for a given rare disease or condition receives marketing exclusivity for use of that drug for the stated disease or condition for a period of seven years. However, orphan drug exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure a sufficient supply of the drug. Similar regulations exist in the EU with a ten-year period of market exclusivity. Because the extent and scope of patent protection for some of the Corporation’s drug products is limited, orphan drug designation is especially important for products that are eligible for orphan drug designation. If the Corporation does not obtain orphan drug exclusivity for drug products that do not have broad patent protection, the Corporation’s competitors may then sell the same drug to treat the same condition and this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
Cost adjustments could negatively impact demand for the Corporation’s pharmaceutical products.
The Corporation has made cost adjustments, and may continue to make cost adjustments, to its pharmaceutical products based on market assessments. There can be no assurances that sales of the Corporation’s pharmaceutical products will be unaffected by these cost adjustments. If cost adjustments negatively affect demand for any of the Corporation’s pharmaceutical products, this could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Corporation is also subject to certain regulatory investigations in the UK relating to the pricing of certain of its products and any adverse finding in such matters could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, there can be no assurances that increased expenditures on marketing and promotion will lead to increased sales of the Corporation’s pharmaceutical products. Increased expenditures on promotional efforts without corresponding increases in sales could have a material adverse effect on the Corporation’s business, financial condition and results of operations. (See “Legal Proceedings and Regulatory Matters” in this Annual Information Form).
The Corporation’s ability to obtain third-party reimbursement for the cost of products and related treatment may not be adequate and the Corporation could lose the ability to obtain third-party reimbursement.
The Corporation’s ability to successfully market the Corporation’s products may depend in part on whether appropriate reimbursement levels for the cost of the products and related treatments are obtained from government authorities and private health insurers and other organizations, such as HMOs and MCOs. This reimbursement and the associated governmental healthcare reimbursement systems are under constant review. The Corporation also could lose the ability to access such reimbursement by government authorities and private health insurers and other organizations as a result of changing laws, policies and practices of such entities.
Third-party payors increasingly challenge the pricing of pharmaceutical products. In addition, the trend toward managed health care in the United States, the growth of organizations such as HMOs and MCOs and legislative proposals to reform health care and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in price changes and/or a reduction in product demand. Such cost containment measures and health care reform could affect the Corporation’s ability to sell its products, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
Failure to be included in formularies developed by MCOs and other organizations may impact use of the Corporation’s products.
MCOs and other third-party payors try to negotiate the pricing of medical services and products to control their costs. MCOs and pharmacy benefit managers typically develop formularies to reduce their cost for medications. Formularies can be based on the prices and therapeutic benefits of the available products. The breadth of the products covered by formularies varies considerably from one MCO to another, and many formularies include alternative and competitive products for treatment of particular medical conditions. Failure to be included in such formularies or to achieve favourable formulary status may negatively impact the use of the Corporation’s products. If the Corporation’s products are not included within an adequate number of formularies or adequate reimbursement levels are not provided, the

Concordia International Corp.	63	2016 Annual Information Form

Corporation’s market share and gross margins could be adversely impacted, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation may experience declines in sales volumes or prices of certain of its products as the result of the concentration of sales to wholesalers and the continuing trend towards consolidation of such wholesalers and other customer groups.
For certain of the Corporation’s products a significant portion of sales are to a relatively small number of customers. For example, Concordia North America, operating through its Barbados office, sells substantially all of its pharmaceutical products directly to three major wholesalers in the United States, who combined account for approximately 93% of Concordia North America’s total sales through wholesalers and approximately 80% of the operating segment’s total revenue. If the Corporation’s relationship with one or more of such customers is disrupted or changes adversely or if one or more of such customers experience financial difficulty or other material adverse change in their businesses, it could materially and adversely affect the Corporation’s sales and financial results, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. (See “Concordia North America – Sales and Distributions” in this Annual Information From).
In addition, wholesalers and retail drug chains have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing the Corporation’s business. The result of these developments could have a material adverse effect on the Corporation’s business, financial position and results of operations.
The markets in which the Corporation operates and proposes to operate are highly competitive and subject to rapid and significant technological change, which could render the Corporation’s products obsolete or uncompetitive.
In addition to competition from generic drugs, the Corporation’s products will face competition from new products that treat the same diseases and address some of the same conditions as the Corporation’s products. Many of the Corporation’s competitors have greater financial resources and selling and marketing capabilities. The Corporation will face further competition from pharmaceutical and drug development companies that focus their efforts on developing and marketing products that are similar in nature to its products, but that in some instances offer improvements over, or are less expensive than, the Corporation’s products. The Corporation’s competitors may succeed in developing technologies and products that are more effective or less expensive to use than any of the Corporation’s products or any products that the Corporation may acquire or license. These developments could render the Corporation’s products obsolete or uncompetitive, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products. They may also establish exclusive collaborative or licensing relationships with the Corporation’s competitors.
The successful development of the Corporation’s pipeline products is highly uncertain and requires significant expenditures and time. In addition, obtaining necessary government approvals is time consuming and not assured.
The Corporation currently has a number of pipeline products in development (including innovations utilizing existing molecules). The Corporation and its development partners, as applicable, conduct studies to obtain regulatory approval for the sale of the Corporation’s pipeline products. Such studies can be expensive and complex and can take many years and have uncertain outcomes. Only a small number of the Corporation’s pipeline products may reach the market. The Corporation will not be able to commercialize its pipeline products if applicable regulatory approvals are not obtained. If the Corporation’s development projects are not successful or are significantly delayed, the Corporation may not recover its investments in the pipeline product and the Corporation’s failure to bring these pipeline products to market on a timely basis, or at all, could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
During each stage, the Corporation may encounter obstacles that delay the development process and increase expenses, leading to significant risks that the Corporation will not achieve its goals and may be forced to abandon a potential product in which it has invested substantial amounts of time and money. These obstacles may include: preclinical failures; difficulty enrolling patients in clinical trials; delays in completing formulation and other work needed to support an application for approval; adverse reactions or other safety concerns arising during clinical testing; insufficient clinical trial data to support the safety or efficacy of the product candidate; and failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate or the facilities in which it is manufactured.

Concordia International Corp.	64	2016 Annual Information Form

Because of the amounts required to be invested in augmenting the Corporation’s pipeline of products, the Corporation is increasingly reliant on partnerships with third parties, and consequently faces the risk that some of these third parties may fail to perform their obligations, or fail to reach the levels of success that the Corporation is relying on to meet its revenue and profit goals.
In addition, the FDA and Health Canada approval must be obtained in the U.S. and Canada, respectively, and EMA approval must be obtained in countries in the EU and similar approvals must be obtained from comparable agencies in other countries, prior to marketing or manufacturing new pharmaceutical and medical device products for use by humans. Obtaining such regulatory approvals for new products and devices and manufacturing processes can take a number of years and involves the expenditure of substantial resources. Even if such products appear promising in development stages, regulatory approval may not be achieved and no assurance can be given that the Corporation will obtain approval in those countries where it wishes to commercialize such products. Nor can any assurance be given that if such approval is secured, the approved labeling will not have significant labeling limitations, including limitations on the indications for which the Corporation can market a product, or require onerous risk management programs. Furthermore, from time to time, changes to the applicable legislation or regulations may be introduced that change these review and approval processes for the Corporation’s products, which changes may make it more difficult and costly to obtain or maintain regulatory approvals.
 If the Corporation is unable to successfully introduce new products in a timely manner, its future revenue and profit may be adversely affected.
The Corporation’s future revenues and profitability will depend, in part, upon its ability to successfully and timely develop, license, or otherwise acquire and commercialize new products. Product development is inherently risky. Likewise, product licensing involves inherent risks, including among others uncertainties due to matters that may affect the achievement of milestones, as well as the possibility of contractual disagreements with respect to whether the supply of product meets certain specifications or terms such as license scope or termination rights. The development and commercialization process, particularly with respect to new and complex drugs, also requires substantial time, effort and financial resources. The Corporation, or a partner, may not be successful in commercializing any of such products on a timely basis, if at all, which could adversely affect the Corporation’s business, financial condition and results of operations.
The Corporation, or a partner or supplier, may be unable to obtain requisite approvals on a timely basis, or at all, for new products that the Corporation may develop, license or otherwise acquire. Moreover, if the Corporation obtains regulatory approval for a drug, it may be limited, for example, with respect to the indicated uses and delivery methods for which the drug may be marketed, or may include warnings, precautions or contraindications in the labeling, which could restrict the Corporation’s potential market for the drug. A regulatory approval may also include post-approval study or risk management requirements that may substantially increase the resources required to market the drug. Also, for products pending approval, the Corporation may obtain raw materials or produce batches of inventory to be used in efficacy and bioequivalence testing, as well as in anticipation of the product’s launch. In the event that regulatory approval is denied or delayed, the Corporation could be exposed to the risk of this inventory becoming obsolete.
If the Corporation is unable to navigate its products through the approval process in a timely manner, there could be an adverse effect on the Corporation’s product introduction plans, business, financial condition and results of operations.
The Corporation faces competition for future acquisitions or in-licensing of products.
The Corporation’s growth strategy is partially predicated on its ability to acquire or in-license additional products at reasonable prices or for a price which the Corporation believes is lower than the accretive value to the Corporation of such products. The Corporation currently competes to acquire and in-license products with other participants in the pharmaceutical industry. Some of these companies may have greater resources than the Corporation. In addition, although the Corporation is aware of other entities that are focused on acquiring and in-licensing products primarily for the purpose of generating a stream of stable revenues and cash flow, there can be no assurances that additional entities will not adopt this strategy in the future. If the Corporation is unable to acquire or in-license additional products at reasonable or otherwise appropriate prices, its ability to expand its business and to service and ultimately repay its indebtedness may be adversely affected and this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Concordia International Corp.	65	2016 Annual Information Form

The publication of negative results of studies or clinical trials may adversely impact the Corporation’s business.
From time to time, studies or clinical trials on various aspects of pharmaceutical products are conducted by academics or others, including government agencies. The results of these studies or trials, when published, may have a significant effect on the market for the pharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials related to products held by Concordia North America, Concordia International or Orphan Drugs or the therapeutic areas in which the Corporation’s products compete could adversely affect the sales of, the prescription trends for, and the reputation of the Corporation’s products, which in turn could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
Unexpected product safety or efficacy concerns may arise and maintenance of expected levels of market acceptance is uncertain.
Even if the Corporation is able to obtain and maintain regulatory approvals for its products, generic or branded, the success of its products is dependent upon achieving and maintaining market acceptance. Commercializing products is time consuming, expensive and unpredictable. There can be no assurance that the Corporation will be able to, either by itself or in collaboration with its partners or through its licensees or distributors, successfully commercialize its new products or gain market acceptance for such products. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for the Corporation’s new products could be impacted by several factors, some of which are not within the Corporation’s control, including but not limited to the:

•	safety, efficacy, convenience and cost-effectiveness of the Corporation’s products compared to products of the Corporation’s competitors;

•	scope of approved uses and marketing approval;

•	availability of patent or regulatory exclusivity;

•	timing of market approvals and market entry;

•	availability of alternative products from the Corporation’s competitors;

•	acceptance of the price of the Corporation’s products;

•	effectiveness of the Corporation’s sales forces and promotional efforts;

•	the level of reimbursement of the Corporation’s products;

•	acceptance of the Corporation’s products on government and private formularies;

•	ability to market the Corporation’s products effectively at the retail level or in the appropriate setting of care; and

•	reputation of the Corporation’s products.
Unexpected safety or efficacy concerns can arise with respect to the Corporation’s products, whether or not scientifically justified, potentially resulting in product recalls, withdrawals and/or declining sales, as well as product liability, consumer fraud and/or other claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The market perception and reputation of the Corporation’s products and their safety and efficacy are important to the Corporation’s business and the continued acceptance of its products. Any negative publicity about any of the Corporation’s products, such as the pricing of the Corporation’s products, discovery of safety issues with its products, adverse events involving its products, or even public rumours about such events, could have a material adverse effect on the Corporation’s business, financial condition and results of operation. In addition, the discovery of one or more significant problems with a product similar to one of the Corporation’s products that implicate (or are perceived to implicate) an entire class of products or the withdrawal or recall of such similar products could have an adverse effect on sales of the Corporation’s products. New data about the Corporation’s products, or products similar to its products, could cause the Corporation reputational harm and could negatively impact demand for the Corporation’s products due to real or perceived side effects or uncertainty regarding safety or efficacy and, in some cases, could result in product withdrawal. If any of the Corporation’s products fail to gain, or lose, market acceptance, the Corporation’s revenues could be adversely impacted which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Concordia International Corp.	66	2016 Annual Information Form

Risks relating to effective internal controls
Effective internal controls are necessary for the Corporation to provide reliable financial reports and to help prevent fraud. Although the Corporation undertakes a number of procedures and the Corporation and certain of its subsidiaries implement a number of safeguards, in each case, in order to help ensure the reliability of their respective financial reports, including those imposed on the Corporation under Canadian and U.S. securities law, the Corporation cannot be certain that such measures ensure that the Corporation will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls or difficulties encountered in their implementation could harm the Corporation’s results of operations or cause it to fail to meet its reporting obligations. If the Corporation or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Corporation’s consolidated financial statements and materially adversely affect the trading price of the Corporation’s securities.
Rising insurance costs could negatively impact the Corporation’s profitability.
The cost of insurance, including director and officer, worker’s compensation, property, product liability and general liability insurance, has risen significantly in recent years and is expected to continue to increase. In response, the Corporation may increase deductibles and/or decrease certain coverage to mitigate these costs. These increases, and the Corporation’s increased risk due to increased deductibles and reduced coverage, could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, given the recent claims faced by the Corporation, the Corporation may be faced with an increased risk of being unable to obtain adequate insurance coverage or may face significant increases in premiums (for example the Corporation’s insurance premiums for its director and officer insurance for 2017 was 80% higher than it was for 2016).
When the Corporation’s current insurance policies expire, the Corporation may encounter difficulty in obtaining or renewing its insurance policies with the same level of coverage and under similar terms. Even if the Corporation were able to renew its policies at levels and with limitations consistent with its current policies, the Corporation cannot be sure that it would be able to obtain such insurance at premium rates that are commercially reasonable. If the Corporation is unable to obtain adequate insurance for certain risks, it could cause the Corporation to be in default of certain contractual commitments it has that require it to maintain adequate insurance to protect against the risk of loss. If this were to occur or if the Corporation were unable to obtain adequate insurance and experiences damages that would otherwise have been covered by insurance, it could adversely affect the Corporation’s business, financial condition and results of operations.
Risk of loss not covered by insurance.
The Corporation faces a risk of loss for damages not covered by the Corporation’s existing insurance policies. The Corporation could be required to bear all losses that are not adequately covered by its existing insurance policies, as well as any insurance deductibles. In the event of a substantial loss, the insurance coverage may not be sufficient to pay the full amount of the loss incurred. In the event of an uninsured loss, the Corporation could lose some or all of its capital, cash flow and anticipated profits related to one or more products. Although the Corporation believes that its insurance programs are adequate, assurance cannot be provided that the Corporation will not incur losses in excess of insurance coverage or that insurance can be obtained in the future at acceptable levels and reasonable cost and this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
Policies regarding returns, allowances and chargebacks may reduce revenues in future fiscal periods.
The Corporation establishes estimates of the impact that policies regarding returns, allowances and chargebacks may have in subsequent periods. The Corporation cannot ensure that the reserves are adequate or that actual product returns, allowances and chargebacks will not exceed its estimates, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
The Corporation is subject to certain risks as a holding company.
As a holding company with no material assets other than the shares of the Corporation’s operating subsidiaries, nearly all of the Corporation’s funds generated from operations are generated by the Corporation’s operating subsidiaries. Accordingly, if the Corporation’s operating subsidiaries are unable, due to regulatory restrictions or otherwise, to pay the Corporation dividends and make other payments to the Corporation when needed, the Corporation may be unable to satisfy the Corporation’s obligations when they arise.

Concordia International Corp.	67	2016 Annual Information Form

In connection with the AMCo Acquisition, Cinven became a significant shareholder of the Corporation.
Upon completion of the AMCo Acquisition, Cinven held approximately 14.23% of the issued and outstanding Common Shares, which limits the ability of other shareholders to influence certain corporate matters and the direction of the Corporation. Cinven will, for the foreseeable future, have significant influence over corporate management and affairs, and, although restricted in the manner in which it may vote on certain matters pursuant to the Governance Agreement, Cinven will still be able to significantly affect the outcome of important matters affecting the Corporation that require shareholder approval, including the issuance of securities in business combination transactions, and business combinations or other transactions that have been recommended for acceptance by the Corporation’s shareholders by the Board. Cinven is also able to appoint one nominee to stand for election to the Board. As a result of its significant shareholdings, Cinven may have significant influence over the management and the strategic direction of the Corporation. It is possible that the interests of Cinven may in some circumstances conflict with the Corporation’s interests and the interests of other shareholders of the Corporation. In addition, Cinven is in the business of making or advising on investments in other companies and may hold securities of, and may from time to time in the future acquire interests in or provide advice to, businesses that directly or indirectly compete with all or a portion of the Corporation’s business or the businesses of its suppliers. Cinven has not entered into any non-competition agreements with the Corporation, or provided any covenants not to compete with the Corporation under the AMCo SPA. The specific knowledge of Concordia International’s business and the Corporation’s industry that Cinven possesses and the absence of restrictions on its ability to invest in and operate businesses in direct or indirect competition with the Corporation may pose a competitive threat to the Corporation that could lead to a material adverse effect on the Corporation’s business, financial condition, and results of operations.
The Corporation’s operating results and financial condition may fluctuate.
The Corporation’s operating results and financial condition may fluctuate from period to period for a number of reasons, including as a result of the following events or occurrences, among others:

•	development and launch of new competitive products;

•	changes in costs and/or reimbursement for the Corporation’s products;

•	the timing and receipt of FDA, EMA or other applicable regulatory approvals or lack of approvals;

•	costs related to business development transactions;

•	changes in the amount the Corporation spends to market its products;

•
delays between the Corporation’s expenditures to acquire or in-license new products, technologies or businesses and the generation of revenues from those acquired or in-licensed products, technologies or businesses;

•	changes in treatment practices of physicians that currently prescribe certain of the Corporation’s products;

•	increases in the cost of raw materials used to manufacture the Corporation’s products;

•	manufacturing and supply interruptions;

•	the Corporation’s responses to price competition;

•	expenditures as a result of legal actions and regulatory investigations (and settlements thereof), including the defense of the Corporation’s intellectual property;

•	market acceptance of the Corporation’s products;

•	the timing of wholesaler and distributor purchases; and

•	general economic and industry conditions, including potential fluctuations in foreign currency and interest rates.
As a result, the Corporation believes that quarter-to-quarter comparisons of results from operations, or any other similar period-to-period comparisons, should not be construed as reliable indicators of the Corporation’s future performance. The above factors may cause the Corporation’s operating results to fluctuate and could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In any period, the Corporation’s results may be below the expectations of market analysts and investors, which could cause the trading price of the Common Shares to decline.
Goodwill and intangible assets represent a significant portion of the Corporation’s total assets and potential impairment of goodwill and other intangible assets may significantly impact the Corporation’s profitability. Finite-lived intangible assets are subject to an impairment analysis whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Goodwill and indefinite-lived intangible assets are tested for impairment annually,

Concordia International Corp.	68	2016 Annual Information Form

or more frequently if events or changes in circumstances indicate that the asset may be impaired. If an impairment exists, the Corporation would be required to take an impairment charge with respect to the impaired asset. Events giving rise to impairment are difficult to predict and are an inherent risk in the pharmaceutical industry. As a result of the significance of goodwill and intangible assets should such an impairment of goodwill or intangible assets occur, it could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The introduction of competing products (including generic products) could have a material adverse effect on the Corporation’s business, financial condition and results of operations. For example, the Corporation has recently faced increased competitive pressures on some of its key products, Donnatal®, Plaquenil® AG and Nilandron®. These competitive pressures have negatively impacted, and may continue to negatively impact, the Corporation’s business, financial condition and results of operations, and the Corporation may not be able to address these impacts or competitive pressures in a timely manner or at all. In addition, these competitive pressures have resulted in the Corporation having to take significant impairments on its assets. The Corporation may be required to take additional impairments on its assets in the event that these conditions continue to effect the Corporation’s business, financial condition and operations.
Business impact and risk factors regarding Brexit.
On June 23, 2016, a majority of voters in the UK elected to withdraw from the EU in a national referendum (Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the UK government formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the UK and the EU, and has given rise to calls for certain regions within the UK to preserve their place in the EU by separating from the UK, as well as for the governments of other EU member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility.
Lack of clarity about future UK laws and regulations as the UK determines which EU laws to replace or replicate in the event of a withdrawal, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could decrease foreign direct investment in the UK, increase costs and depress economic activity. The Corporation may incur additional costs and expenses as it adapts to potentially divergent regulatory frameworks from the rest of the EU. Disruptions and uncertainty caused by Brexit may also cause the Corporation’s customers to closely monitor their costs and reduce their spending budget on the Corporation’s products.
If the UK and the EU are unable to negotiate acceptable withdrawal terms or if other EU member states pursue withdrawal, barrier-free access between the UK and other EU member states or among the European Economic Area overall could be diminished or eliminated. The Concordia International segment has significant operations within the EU, including the UK, and therefore any of these factors could have a material adverse effect on the Corporation’s business, financial condition and results of operations and affect its strategy in the UK and/or the European pharmaceutical market.
A significant portion of the Corporation’s debt and a portion of its revenues are denominated in U.S. dollars. Since October of 2015, Concordia’s business has expanded internationally and, as a result, a significant portion of its revenues and expenses are denominated in Euros, UK Pounds Sterling and other foreign currencies. A decrease in the value of such foreign currencies relative to the U.S. dollar, such as the recent decline in value of the UK Pound Sterling following Brexit, could result in reduced U.S. dollar equivalent earnings, as a result of currency exchange rate fluctuations. During periods of a strengthening U.S. dollar, the local currency results of the Corporation’s international operations may translate into fewer U.S. dollars. The Corporation cannot predict changes in currency exchange rates, the impact of exchange rate changes on its operating results, nor the degree to which the Corporation will be able to manage the impact of currency exchange rate changes, and any of these effects of Brexit, among others, could materially adversely affect the Corporation’s business, results of operations and financial condition. If the UK takes the steps necessary to formally terminate its membership in the EU, volatility in foreign currencies may continue as negotiations commence to determine the future terms of the UK relationship with the EU. The Corporation cannot be sure that any hedging techniques it has implemented or may implement in the future will be successful or that its business, financial condition, and results of operations will not be materially adversely affected by foreign currency exchange rate fluctuations. Refer

Concordia International Corp.	69	2016 Annual Information Form

to the “Liquidity and Capital Resources” and “Lending Arrangements and Debt” sections of the Corporation’s Management Discussion and Analysis dated March 15, 2017 for further details on the Corporation’s current assessment of the foreign currency impact to the Corporation’s financial operations as a result of the Brexit vote.
The Corporation is exposed to fluctuations in exchange rates.
The Corporation operates in more than 90 countries and is subject to making and receiving payments in a number of foreign currencies. The Corporation reports its financial results in U.S. dollars, but significant portions of the Corporation’s costs and revenue streams may be denominated in currencies other than the U.S. dollar. To the extent that there are fluctuations in the U.S. dollar relative to other currencies, the Corporation’s revenue and operating results may be negatively impacted, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. To manage this currency exposure, the Corporation has entered into cross-currency swap contracts. Management monitors the exposure to foreign currency risk and regularly reviews its risk management strategies and all outstanding positions. Even though the Corporation has taken these steps, fluctuations in foreign exchange may still have a material adverse effect on the Corporation’s business, financial condition and results of operations.
If the Corporation experiences a data security breach and confidential information is disclosed, the Corporation may be subject to penalties and experience negative publicity.
The Corporation and its customers could suffer harm if personal and health information were accessed by third parties due to a system security failure. The collection of data requires the Corporation to receive and store a large amount of personally identifiable data. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting legislative proposals addressing data privacy and security. The Corporation may become exposed to potential liabilities with respect to the data that it collects, manages and processes, and may incur legal costs if information security policies and procedures are not effective or if the Corporation is required to defend its methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to its methods of handling such information could have a material adverse effect on the Corporation’s business, financial condition and results of operations due to the costs and negative market reaction relating to such developments.
Information technology systems and cyber security risks.
Significant disruptions of information technology systems or breaches of information security could adversely affect the Corporation’s business. The Corporation relies to a large extent upon sophisticated information technology systems to operate its business. In the ordinary course of business, the Corporation collects, stores and transmits large amounts of confidential information (including, but not limited to, personal information and intellectual property), and the Corporation deploys and operates an array of technical and procedural controls to maintain the confidentiality and integrity of such confidential information. The Corporation also has outsourced significant elements of its operations to third parties, including significant elements of its information technology infrastructure and, as a result, the Corporation is managing many independent vendor relationships with third parties who may or could have access to its confidential information. The size and complexity of the Corporation’s information technology and information security systems, and those of its third-party vendors with whom the Corporation contracts (and the large amounts of confidential information that is present on them), make such systems potentially vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by the Corporation’s employees or vendors, or from attacks by malicious third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, “hacktivists,” nation states and others. As a global pharmaceutical company, the Corporation’s systems are subject to frequent attacks. Due to the nature of some of these attacks, there is a risk that they may remain undetected for a period of time. While the Corporation has invested in the protection of data and information technology, there can be no assurance that the Corporation’s efforts will prevent service interruptions or security breaches. Any such interruption or breach of the Corporation’s systems could adversely affect its business, financial results or results of operations and/or result in the loss of critical or sensitive confidential information or intellectual property, and could result in financial, legal, business and reputational harm to the Corporation. The potential risks and impacts of a cyber security incident on the Corporation include:

•	compromising confidential customer and/or employee information;

Concordia International Corp.	70	2016 Annual Information Form

•	unauthorized access to proprietary or sensitive information;

•	destruction or corruption of important data;

•	lost revenues due to a disruption of activities;

•	litigation, fines and liability for failure to comply with privacy and information security laws;

•	regulatory investigations and heightened regulatory scrutiny;

•	higher insurance premiums;

•	reputational harm affecting customer and investor confidence;

•	diminished competitive advantage and negative impacts on future opportunities;

•	effectiveness of internal control over financial reporting;

•	operational delays, such as interruptions in the supply chain management;

•	loss of data from research and development activities; and

•	devaluation of intellectual property.
In 2016, the Corporation developed a global policy to address cyber security risks; however, the Corporation continues to be at an elevated risk of exposure to cyber security incidents until the policy is implemented across the global organization. In addition, the Corporation is currently considering obtaining cyber liability insurance; however, even if the Corporation were to maintain cyber liability insurance, such insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of the Corporation’s systems.
The expansion of social media platforms present new risks and challenges.
The inappropriate use of certain social media vehicles could cause brand damage or information leakage or could lead to legal implications from the improper collection and/or dissemination of personally identifiable information or the improper dissemination of material non-public information. In addition, negative posts or comments about the Corporation and/or any of its key personnel on any social networking web site could seriously damage the Corporation’s reputation. Further, the disclosure of non-public company sensitive information through external media channels could lead to information loss as there might not be structured processes in place to secure and protect information. If the Corporation’s non-public sensitive information is disclosed or if its reputation or that of its key personal is seriously damaged through social media, it could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
Risk Factors Related to the Common Shares
The market price of the Common Shares is unpredictable and may be volatile, which could cause the value of a shareholder’s investment to decline.
Publicly-traded securities such as those of the Corporation will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Common Shares will trade cannot be predicted. The market price of the Common Shares have and could continue to fluctuate significantly for various reasons, many of which are beyond the Corporation’s control, including the following:

•
changes or perceived changes in the condition (including financial condition), operations, results or prospects of the Corporation’s businesses and market assessments of these changes or perceived changes;

•	the Corporation’s announcements or those of its competitors’ regarding new products or services, enhancements, significant contracts, acquisitions, in-licensing arrangements or strategic investments;

•
changes in the Corporation’s capital structure, such as future issuances of securities, sales of large blocks of Common Shares by the Corporation’s shareholders or the Corporation’s incurrence of additional debt;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

•	changes in governmental regulations or proposals, or new government regulations or proposals, affecting the Corporation;

•	the addition or departure of the Corporation’s executive officers and other key personnel;

•	expiration of lock-up periods applicable to the Corporation and its directors and executive officers;

•	the Corporation’s quarterly or annual earnings or those of other companies in the Corporation’s industry and anticipated fluctuations in respect thereof;

•	operating and stock price performance of companies that investors deem comparable to the Corporation;

•	changes in earnings estimates or recommendations by securities analysts who track the Common Shares;

Concordia International Corp.	71	2016 Annual Information Form

•	changes in industry conditions;

•	developments related to investigations, regulatory proceedings, or litigation that involve the Corporation;

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets; and

•
changes in general market, economic and political conditions in the United States, Canada, the UK, the EU and global economies or financial markets in which the Corporation does business, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated or disproportionate to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, which has recently been initiated against the Corporation, could result in substantial costs and diversion of management’s attention and resources. (See “Legal and Regulatory Proceedings” in this Annual Information Form).
Recently the market for the Common Shares has experienced significant fluctuations in price and volume of trading based on the performance of the Corporation and other factors outside of the Corporation’s control. Given the current financial condition and leverage of the Corporation, there could be additional volatility with respect to the price of the Common Shares, which could result in investors losing all or a significant portion of their investment. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.
Future sales or issuances of the Common Shares in the public markets, or the perception of such sales, could depress the trading price of the Common Shares.
The sale of a substantial number of Common Shares or other equity-related securities in the public markets, or the perception that such sales could occur, could depress the market price of the Common Shares and impair the Corporation’s ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares.
All of the Corporation’s debt obligations, and any future indebtedness the Corporation may incur, will have priority over the Common Shares with respect to payment in the event of a liquidation, dissolution or winding up.
In any liquidation, dissolution or winding up of the Corporation, the Common Shares would rank below all debt claims against the Corporation. In addition, any convertible or exchangeable securities or other equity securities that the Corporation may issue in the future may have rights, preferences and privileges more favourable than those of the Common Shares. As a result, holders of the Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after the Corporation’s obligations to its debt holders and holders of equity securities that rank senior to the Common Shares have been satisfied.
The Corporation is subject to risks related to publication of inaccurate or unfavourable research by securities analysts or other third parties.
The trading market for the Common Shares relies in part on the research and reports that securities analysts and other third parties choose to publish about the Corporation. The Corporation does not control these analysts or other third parties. The price of the Common Shares could decline if one or more securities analysts downgrade the Common Shares or if one or more securities analysts or other third parties publish inaccurate or unfavourable research about the Corporation or cease publishing reports about the Corporation. If one or more analysts cease coverage of the Corporation or fail to regularly publish reports on the Corporation, the Corporation could lose visibility in the financial markets, which in turn could cause the price or trading volume of the Common Shares to decline.

Concordia International Corp.	72	2016 Annual Information Form

Forward-looking statements, future-oriented financial information, and financial outlooks may prove inaccurate.
Investors are cautioned not to place undue reliance on forward-looking statements, future-oriented financial information and financial outlooks. By their nature, forward-looking statements, future-oriented financial information and financial outlooks involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Annual Information Form under the heading “Cautionary Note Regarding Forward-Looking Statements.”
The Corporation is subject to risks related to global financial conditions.
As widely reported, global credit and financial markets have experienced extreme disruptions in the past several years, including with respect to severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions could have a material adverse effect on the Corporation’s business, financial condition and results of operations. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Corporation. Increased levels of volatility and market turmoil can adversely impact the Corporation’s operations and the value and the price of the Common Shares could be adversely affected. In addition, there is a risk that one or more of the Corporation’s current manufacturers or other service providers may themselves be adversely impacted by difficult economic circumstances, which could directly affect the Corporation’s ability to run its business as currently contemplated.
The Corporation is subject to risks related to additional regulatory burden and controls over financial reporting.
The Corporation is subject to the continuous and timely disclosure requirements of Canadian and U.S. securities laws and the rules, regulations and policies of the TSX and the NASDAQ. These rules, regulations and policies relate to, among other things, corporate governance, corporate controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. The Corporation has made, and will continue to make, changes in these and other areas, including the Corporation’s internal controls over financial reporting. However, there is no assurance that these and other measures that it may take will be sufficient to allow the Corporation to satisfy its obligations as a public company on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies create additional costs for the Corporation and require the time and attention of management of the Corporation. The Corporation cannot predict the amount of the additional costs that the Corporation may incur, the timing of such costs or the impact that management’s attention to these matters will have on the Corporation’s business.
In addition, Concordia’s inability to maintain effective internal controls over financial reporting could increase the risk of an error in its financial statements. Concordia’s management, with the participation of the Corporation’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, improper override or improper application of the internal controls. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate into the financial reporting process safeguards to reduce this risk, they cannot be guaranteed to entirely eliminate it. If the Corporation fails to maintain effective internal control over financial reporting, then there is an increased risk of an error in the Corporation’s financial statements that could result in the Corporation being required to restate previously issued financial statements at a later date.
Future sales of Common Shares by existing shareholders could reduce market price.
Sales of a substantial number of Common Shares in the public market could occur at any time following, or in connection with, the completion of any offering. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. A decline in the market

Concordia International Corp.	73	2016 Annual Information Form

price of the Common Shares could impair the Corporation’s ability to raise additional capital through the sale of securities should it desire to do so. As a result of the requirement to fund the personal income tax liability that may arise for holders of options, RSUs and DSUs of the Corporation upon the realization of certain events, holders of these securities may need to sell Common Shares purchased or issued in the same year that the realization event arises. This may result in a greater number of Common Shares being sold in the public market, and fewer long-term holders of Common Shares by the Corporation’s management and employees. In addition, the issuance of Common Shares upon the exercise of options or the vesting of RSUs/DSUs would decrease the proportionate ownership and voting power of all other shareholders. This dilution could cause the price of the Common Shares to decline and it could result in the creation of new control persons. In addition, the Corporation’s shareholders could suffer dilution in the net book value per share.
There can be no assurance of dividends.
The Board currently does not intend to pay quarterly dividends on the Common Shares in the foreseeable future and there can be no assurance that the Corporation’s revenues or earnings will enable the Corporation to pay quarterly dividends in the future. The Corporation’s dividend policy could be reviewed from time to time by the Board in the context of the Corporation’s earnings, financial condition and other relevant factors. As the Corporation does not pay dividends, the Corporation’s shareholders will not be able to receive a return on their Common Shares unless they sell them. In addition, any dividend to be approved by the Board in the future may require third party consents under the Corporation’s debt facility agreements. In addition, in the event that the Corporation is not in compliance with its obligations under its debt facility agreements, the Corporation’s ability to pay dividends on its Common Shares may be restricted by such facilities. The market value of the Common Shares may deteriorate if the Corporation continues its current practice of not paying dividends on its Common Shares and that deterioration may be material. In addition, the composition of any future cash dividends for Canadian tax purposes may change over time and may affect the after-tax return for certain investors.
Certain directors and officers of the Corporation may be forced to dispose of their equity securities.
Certain directors and officers of the Corporation may be forced to dispose of their equity securities if they are unable to satisfy their personal debt obligations with cash on hand, as such securities may be held as collateral for personal loans. The sale or forced sale of Common Shares as part of a margin call, or even the potential for such a sale, could lead some investors to sell their Common Shares, which may cause the price of the Common Shares to decline.
Shareholders of the Corporation could experience dilution in holdings.
The Corporation is authorized to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by the Board without shareholder approval. The Corporation’s shareholders will have no pre-emptive rights in connection with such further issues. Accordingly, future issuances of Common Shares by the Corporation could result in dilution to the shareholders of the Corporation, and such dilution may be substantial. In addition, the Corporation may in the future ask shareholders to approve the creation of a preferred class of capital stock, which could result in further dilution to shareholders of the Corporation.
There is no guarantee that an active, liquid market for Common Shares will be maintained and it is possible that the Common Shares could be delisted from the TSX and/or the NASDAQ if applicable continued listing requirements are not maintained.
There is no guarantee that an active liquid trading market for the Common Shares will be maintained on the TSX and/or the NASDAQ. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.
The listing of the Common Shares on the TSX and the NASDAQ is conditional upon the Corporation’s ability to maintain the applicable continued listing requirements of the TSX and the NASDAQ. Failure to maintain the applicable continued listing requirements of the TSX and/or the NASDAQ could result in the Common Shares being delisted from the TSX and/or the NASDAQ. The TSX and the NASDAQ will normally consider the delisting of securities if, in the opinion of the applicable exchange, it appears that the public distribution, price, or trading activity of the listed securities has been so reduced as to make further dealings in the securities on the TSX or the NASDAQ, as applicable, unwarranted. If the market price of the Common Shares declines further or if the Corporation is unable to maintain listing requirements, the TSX and/or the NASDAQ could become doubtful that the Corporation can continue as a going concern. In such

Concordia International Corp.	74	2016 Annual Information Form

circumstances, the TSX and/or the NASDAQ may commence a remedial review process that could lead to the delisting of the Common Shares from the applicable exchange. Further, if the Corporation completes a sale, merger, acquisition, or alternative strategic transaction, it will have to consider if the continued listing of the Common Shares on the TSX and/or the NASDAQ is appropriate, or possible.
Shareholders could lose their entire investment.
An investment in Common Shares is speculative and may result in the loss of an investor’s entire investment. Only investors who are comfortable investing in a company with limited operating history and substantial leverage and can afford to lose their entire investment should consider an investment in the Corporation.

~~~

ADDITIONAL INFORMATION
Additional information including directors’ and officers’ remuneration and indebtedness, the executive compensation for named executive officers of the Corporation, principal holders of the Corporation’s securities, interests of insiders in material transactions, as applicable, and securities authorized for issuance under equity compensation plans will be contained in the Corporation’s management information circular for its most recent annual meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the year ended December 31, 2016. A copy of this Annual Information Form, the management information circular, financial statements and management’s discussion and analysis may be obtained upon request from the Corporation and those documents and other information in respect of the Corporation are also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

~~~

Concordia International Corp.	75	2016 Annual Information Form

APPENDIX “A”
GLOSSARY OF TERMS
In addition to terms defined elsewhere in this Annual Information Form, the following are defined terms used in this Annual Information Form:

2014 Offering	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.
2014 Underwriters	means the syndicate of underwriters co-led by GMP Securities L.P. and Canaccord Genuity Corp. and included Barclays Capital Canada Inc., Beacon Securities Limited and Cormark Securities Inc.
2014 Underwriting Agreement
means the underwriting agreement by and among GMP Securities L.P., Canaccord Genuity Corp., Barclays Capital Canada Inc., Beacon Securities Limited, Cormark Securities Inc. and the Corporation dated February 24, 2014, which was entered into in connection with the 2014 Offering.

2016 Notes	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
2016 Note Guarantors	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
2016 Note Purchase Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
2016 Note Indenture	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
2016 Note Purchase Underwriters	means a syndicate of underwriters led by Goldman, Sachs & Co.
2016 Strategic Review	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
AG	means authorized generic.
AMCo
means Amdipharm Mercury Limited, which legal entity was put into liquidation on December 16, 2016 in connection with the legal entity rationalization completed on December 16, 2016, as more fully described under the heading “Corporate Structure – Reorganization”. Upon its liquidation, all of AMCo’s assets were acquired and liabilities were assumed by its parent company, Concordia Investments (Jersey) Limited.

AMCo Acquisition	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – AMCo” in this Annual Information Form.
AMCo Acquisition Closing Date	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – AMCo” in this Annual Information Form.
AMCo Equity Offering	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.
AMCo Equity Underwriters
means a syndicate of underwriters led by Goldman, Sachs & Co. and RBC Capital Markets, as lead book running managers, and Credit Suisse Securities (USA) LLC and Jeffries LLC, as additional book running managers.

AMCo GBP Term Loan	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
AMCo Guarantors	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
AMCo Lenders	means Goldman Sachs Bank USA, Credit Suisse Securities (USA) LLC, Jefferies LLC, and RBC Capital Markets.
AMCo Notes	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
AMCo Note Indenture	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
AMCo Note Purchase Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
AMCo Note Purchase Underwriters	means Goldman Sachs & Co, Credit Suisse Securities (USA) LLC, Jeffries LLC, RBC Capital Markets, LLC.
AMCo SPA	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – AMCo” in this Annual Information Form.

Concordia International Corp.	2016 Annual Information Form

AMCo Term Loans	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
AMCo Underwriting Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.
AMCO USD Term Loan	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
AMCo Vendors	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – AMCo” in this Annual Information Form.
Amneal	Amneal Pharmaceuticals LLC.
ANDA	means the Abbreviated New Drug Application.
Annual Information Form	means this annual information form dated, March 15, 2017.
Anti-Kickback Statutes	means the United States federal Foreign Corrupt Practices Act and the United States federal Anti-Kickback Statute.
Audit Committee	has the meaning ascribed to that term under the heading “Audit Committee” in this Annual Information Form.
Board	means the board of directors of the Corporation.
Brexit	means the national referendum held in the UK on June 23, 2016, during which the UK voted to withdraw from the EU.
Bridge Facilities	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
Bridge Loan Agreements	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
By-law	has the meaning ascribed to that term under the heading “Corporate Structure – Governance – Advance Notice By-Law” in this Annual Information Form.
CID	Means an FTC civil investigative demand.
Cinven	means Cinven Capital Management (V) General Partner Limited and limited partnerships comprising the Fifth Cinven Fund.
CLI
means Concordia Laboratories Inc., a société à responsabilité limitée (private limited liability company) duly continued and validly existing under the laws of the Grand-Duchy of Luxembourg which, from time to time, conducts business by way of its Barbados branch, an external company registered under the laws of Barbados and licensed as an international business company carrying on business at 5 Canewood Business Centre, St. Michaels, Barbados, BB 11005.

CMA	means the UK Competition and Markets Authority.
CMO	means contract manufacturing organizations.
Common Shares	means the common shares in the capital of the Corporation.
Concordia North America	means the Corporation’s North American business focused on the acquisition, management and sale of pharmaceutical products.
Concordia Private Co.	means Concordia Healthcare Inc., which was a corporation organized under the OBCA and which was amalgamated with and into the Corporation on January 1, 2016.
Corporation or Concordia	means Concordia International Corp., and unless the context otherwise requires, includes each of the subsidiaries of Concordia International Corp.
Covis	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – Covis Portfolio” in this Annual Information Form.
Covis Acquisition	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – Covis Portfolio” in this Annual Information Form.
Covis APA	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisition – Covis Portfolio” in this Annual Information Form.
Covis Bank Facilities	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
Covis Credit Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
Covis Equity Offering	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.
Covis Equity Underwriters	means RBC Dominion Securities Inc., TD Securities Inc. and GMP Securities L.P.

Concordia International Corp.	2016 Annual Information Form

Covis Lenders	means the Royal Bank of Canada, Morgan Stanley Senior Funding, Inc., TD Securities (USA) LLC, GE Capital Markets, Inc., Fifth Third Bank and certain other lenders party to the Covis Credit Agreement.
Covis Portfolio	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – Covis Portfolio” in this Annual Information Form.
Covis Notes	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
Covis Note Indenture	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
Covis Note Purchase Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
Covis Note Purchase Underwriters	means RBC Capital Markets, LLC, Morgan Stanley & Co. LLC and TD Securities (USA) LLC.
Covis Revolving Facility	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
Covis Subscription Receipt Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.
Covis Subscription Receipts	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.
Covis Term Facility	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
Covis Underwriting Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.
CPI
means Concordia Pharmaceuticals Inc., a société à responsabilité limitée (private limited liability company) duly continued and validly existing under the laws of the Grand-Duchy of Luxembourg which, from time to time, conducts business by way of its Barbados branch, an external company registered under the laws of Barbados and licensed as an international business company carrying on business at 5 Canewood Business Centre, St. Michaels, Barbados, BB 11005.

DSUs or Deferred Share Units	has the meaning ascribed to that term under the heading “Description of Capital Structure – Long Term Incentive Plan” in this Annual Information Form.
DSU Participant	has the meaning ascribed to that term under the heading “Description of Capital Structure – Long Term Incentive Plan” in this Annual Information Form.
DSU Termination Date	has the meaning ascribed to that term under the heading “Description of Capital Structure – Long Term Incentive Plan” in this Annual Information Form.
Donnatal Purchase Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – Donnatal®” in this Annual Information Form.
Eisai	means Eisai, Inc.
EMA	means the European Medicines Agency, a decentralised agency of the EU, located in London, England.
EU	means the European Union.
Equity Bridge Loans	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
Existing Credit Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
Extended Bridge Loans	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
Fair Market Value
means, with respect to a Common Share on any date, the weighted average trading price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding that date.

FDA	means the United States Food and Drug Administration.
Final Vesting Date	has the meaning ascribed to that term under the heading “Description of Capital Structure – Long Term Incentive Plan” in this Annual Information Form.
forward-looking statements	has the meaning ascribed to that term under the heading “Cautionary Note Regarding Forward-Looking Information” in this Annual Information Form.
GE Amended Credit Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
Governance Agreement	has the meaning ascribed to that term under the heading “Corporate Structure – Governance – Governance Agreement” in this Annual Information Form.

Concordia International Corp.	2016 Annual Information Form

Granted Securities	has the meaning ascribed to that term under the heading “Description of Capital Structure – Stock Option Plan” in this Annual Information Form.
Greenhill	Greenhill & Co.
HIPAA	means the federal Health Insurance Portability and Accountability Act of 1996.
HMO	means health maintenance organizations.
ITA	means the Income Tax Act (Canada).
LIBOR	means the London Interbank Offered Rate.
LTIP or Long Term Incentive Plan	has the meaning ascribed to that term under the heading “Description of Capital Structure – Long Term Incentive Plan” in this Annual Information Form.
MCO	means managed care organization.
May 2014 Credit Facility	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.
MENA region	means region of Middle East and North Africa.
Moody’s	means Moody’s Investor Services, Inc.
NASDAQ	means the NASDAQ Global Select Market®.
NEX	means the NEX board of the TSX-V.
NDA	means new drug application, being a formal proposal to the FDA to approve a new pharmaceutical for sale and marketing in the United States.
NSCLC	has the meaning ascribed to that term under the heading “Orphan Drugs – Overview”.
OBCA	means the Business Corporations Act (Ontario).
Orphan Drugs	means the Corporation’s orphan drugs reportable operating segment.
Par	means Par Pharmaceutical, Inc.
Par Agreements	has the meaning ascribed to that term under the heading “Risk Factors” in this Annual Information Form.
PDT	has the meaning ascribed to that term under the heading “Orphan Drugs – PDT with Photofrin® - Photodynamic Therapy with Photofrin®” in this Annual Information Form.
Pinnacle	means Pinnacle Biologics, Inc., a Delaware corporation incorporated on July 22, 2013 and a subsidiary of the Corporation.
PPACA	means the United States Patient Protection and Affordable Care Act.
PPRS	means Pharmaceutical Price Regulation Scheme.
Qualifying Transaction	has the meaning ascribed to that term under the heading “Corporate Structure – Name, Address and Incorporation” in this Annual Information Form.
RedHill	means Redhill Biopharma Ltd.
Registration Rights Agreement	has the meaning ascribed to that term under the heading “Corporate Structure – Governance – Registration Rights Agreement” in this Annual Information Form.
Robins	has the meaning ascribed to that term under the heading “Risk Factors – Risk Factors Related to the Business” in this Annual Information Form.
RSUs or Restricted Share Units	has the meaning ascribed to that term under the heading “Description of Capital Structure – Long Term Incentive Plan” in this Annual Information Form.
RSU Participant	has the meaning ascribed to that term under the heading “Description of Capital Structure – Long Term Incentive Plan” in this Annual Information Form.
Sagent	means Sagent Pharmaceuticals, Inc.
S&P	means Standard & Poor’s Rating Services.
SEDAR	means the System for Electronic Document Analysis and Retrieval.
Stock Option Plan	has the meaning ascribed to that term under the heading “Description of Capital Structure - Stock Option Plan” in this Annual Information Form.
TSX	means the Toronto Stock Exchange.
TSX-V	means the TSX Venture Exchange.
UK	means the United Kingdom.
Units	has the meaning ascribed to that term under the heading “Description of Capital Structure - Long Term Incentive Plan” in this Annual Information Form.
Zonegran Purchase Agreement	has the meaning ascribed to that term under the heading “General Development of the Business - Acquisitions - Zonegran®” in this Annual Information Form.
~~~

Concordia International Corp.	2016 Annual Information Form

APPENDIX “B”

INTERCORPORATE RELATIONSHIPS

Concordia Group of Companies: Corporate Structure of Significant Subsidiaries - as at March 15, 2017

| # | Legal Entity Name | Jurisdiction of Formation | Percentage of Equity Interests Owned |
|---|---|---|---|
| 1 | Concordia International Corp. (f/k/a Concordia Healthcare Corp.) | Ontario | |
| 2 | Concordia Laboratories Inc. | Luxembourg | 100% |
| 3 | Concordia Pharmaceuticals Inc. | Luxembourg | 100% |
| 4 | Concordia Financing (Jersey) Limited | Jersey | 100% |
| 5 | Concordia Investments (Jersey) Limited | Jersey | 100% |
| 6 | Amdipharm Holdings S.á R.L. | Luxembourg | 100% |
| 7 | Amdipharm AG | Switzerland | 100% |
| 8 | Amdipharm BV | Netherlands | 100% |
| 9 | Amdipharm Limited | Ireland | 100% |
| 10 | Amdipharm Mercury Holdco UK Ltd. | United Kingdom | 100% |
| 11 | Amdipharm Mercury UK Ltd. | United Kingdom | 100% |
| 12 | Concordia Holdings (Jersey) Limited | Jersey | 100% |
| 13 | Amdipharm Mercury International Limited | Jersey | 100% |
| 14 | Concordia Investment Holdings (UK) Limited | United Kingdom | 100% |
| 15 | Mercury Pharma Group Ltd. | United Kingdom | 100% |
| 16 | Abcur AB | Sweden | 100% |
| 17 | Concordia International Rx (UK) Limited (f/k/a Amdipharm Mercury Company Limited) | United Kingdom | 100% |
| 18 | Focus Pharma Holdings Limited | United Kingdom | 100% |
| 19 | Focus Pharmaceuticals Limited | United Kingdom | 100% |
| 20 | Mercury Pharma (Generics) Ltd. | United Kingdom | 100% |
| 21 | Mercury Pharmaceuticals (Ireland) Ltd. | Ireland | 100% |
| 22 | Mercury Pharma International Ltd. | Ireland | 100% |
| 23 | Mercury Pharmaceuticals Ltd. | United Kingdom | 100% |

~~~

Concordia International Corp.	2016 Annual Information Form

APPENDIX “C”

CONCORDIA INTERNATIONAL CORP.
AUDIT COMMITTEE CHARTER

There shall be a committee of the board of directors (the “Board”) of Concordia International Corp. (the “Company”) known as the Audit Committee.
PURPOSE OF AUDIT COMMITTEE
The Audit Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following principal areas:

(a)	the Company’s external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors;

(b)	the Company’s accounting and financial reporting requirements;

(c)	the Company’s reporting of financial information to the public;

(d)	the Company’s compliance with law and regulatory requirements;

(e)	the Company’s risks and risk management policies;

(f)	the Company’s system of internal controls and management information systems; and

(g)	such other functions as are delegated to it by the Board.
Specifically, with respect to the Company’s external audit function, the Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Company's financial statements; the independent auditors' qualifications; and the performance of the Company's independent auditors.
MEMBERSHIP
The Audit Committee shall consist of as many members as the Board shall determine but, in any event not fewer than three directors appointed by the Board. Each member of the Audit Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Company. The Board may fill a vacancy that occurs in the Audit Committee at any time.
Members of the Audit Committee shall be independent and selected based upon the following and in accordance with applicable laws, rules and regulations:

(a)
Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

CHAIR AND SECRETARY
The Chair of the Audit Committee shall be designated by the Board. If the Chair is not present at a meeting of the Audit Committee, the members of the Audit Committee may designate an interim Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the

Concordia International Corp.	2016 Annual Information Form

Audit Committee members who are present. A member of the Audit Committee may be designated as the liaison member to report on the deliberations of the Audit Committees of affiliated companies (if applicable).
MEETINGS
The Chair of the Audit Committee, in consultation with the Audit Committee members, shall determine the schedule and frequency of the Audit Committee meetings provided that the Audit Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter with the management and external auditor. The Audit Committee shall have the authority to convene additional meetings as circumstances require.
Notice of every meeting shall be given to the external and internal auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Audit Committee in accordance with applicable law. The Audit Committee shall meet separately and periodically with management, legal counsel and the external auditors. The Audit Committee shall meet separately with the external auditors at every meeting of the Audit Committee at which external auditors are present.
MEETING AGENDAS
Agendas for meetings of the Audit Committee shall be developed by the Chair of the Audit Committee in consultation with the management and the corporate secretary, and shall be circulated to Audit Committee members as far in advance of each Audit Committee meeting as is reasonable.
RESOURCES AND AUTHORITY
The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.
The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the internal and external auditors, the counsel of the Company and other officers and employees of the Company.
The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.
RESPONSIBILITIES
The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors.
The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.
1.     Financial Reporting Process and Financial Statements
The Audit Committee shall:

Concordia International Corp.	2016 Annual Information Form

(a)
in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;

(b)
review all material transactions and material contracts entered into between (i) the Company or any subsidiary of the Company, and (ii) any subsidiary, director, officer, insider or related party of the Company, other than transactions in the ordinary course of business;

(c)
review and discuss with management and the external auditors: (i) the preparation of the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements; (ii) whether the financial statements present fairly (in accordance with Canadian and United States generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented; (iii) any matters required to be discussed with the external auditors according to Canadian and United States generally accepted auditing standards; (iv) an annual report by the external auditors describing: (A) all critical accounting policies and practices used by the Company; (B) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (C) other material written communications between the external auditors and management;

(d)
following completion of the annual audit, review with each of: (i) management; (ii) the external auditors; and (iii) the internal auditors, any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information; and

(g)
review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures.

2.     External auditors
The Audit Committee shall:

(a)	require the external auditors to report directly to the Audit Committee;

(b)
be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)
approve all audit engagements and must pre-approve the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

Concordia International Corp.	2016 Annual Information Form

(d)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(e)	consider, assess and report to the Board with regard to the independence and performance of the external auditors; and

(f)
request and review the audit plan of the external auditors as well as a report by the external auditors to be submitted at least annually regarding: (i) the external auditing firm’s internal quality-control procedures; (ii) any material issues raised by the external auditor’s own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.     Accounting Systems and Internal Controls
The Audit Committee shall:

(a)
oversee management’s design and implementation of and reporting on internal controls. The Audit Committee shall also receive and review reports from management, the internal auditors and the external auditors on an annual basis with regard to the reliability and effective operation of the Company’s accounting system and internal controls; and

(b)
review annually the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function.

4.     Legal and Regulatory Requirements
The Audit Committee shall:

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form, if required;

(c)	prepare the report of the Audit Committee required to be included in the Company’s periodic filings;

(d)	review with the Company’s counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)
assist the Board in the oversight of compliance with legal and regulatory requirements and review with legal counsel the adequacy and effectiveness of the Company’s procedures to ensure compliance with legal and regulatory responsibilities.

5.     Additional Responsibilities
The Audit Committee shall:

(a)	discuss policies with the external auditor, internal auditor and management with respect to risk assessment and risk management;

(b)	establish procedures and policies for the following

Concordia International Corp.	2016 Annual Information Form

(i)	the receipt, retention, treatment and resolution of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)
the confidential, anonymous submission by directors or employees of the Company of concerns regarding questionable accounting or auditing matters or any potential violations of legal or regulatory provisions;

(c )	prepare and review with the Board an annual performance evaluation of the Audit Committee;

(d)
report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(e)	review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.
6.     Limitation on the Oversight Role of the Audit Committee
Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.
Each member of the Audit Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.
While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and the United States and applicable rules and regulations. These are the responsibility of management and the external auditors.

~~~

Concordia International Corp.	2016 Annual Information Form